As filed with the Securities and Exchange Commission on April 20, 2006.
Registration No. 333-131107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OMRIX BIOPHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2836	52-2147005
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

630 Fifth Avenue, 22nd Floor
New York, New York 10111
(212) 887-6500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael Burshtine
Senior Vice President and Chief Financial Officer
Omrix Biopharmaceuticals, Inc.
630 Fifth Avenue, 22nd Floor
New York, New York 10111
(212) 887-6500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000 Facsimile: (212) 735-2000	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092 (212) 259-8000 Facsimile: (212) 259-6333
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price Per Share(2)	Offering Price(2)	Fee(3)

Common Stock, $0.01 par value per share	3,953,125	$12.00	$47,437,500	$5,075.81

(1)	Includes shares that the underwriters have an option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	In connection with the initial filing of the Registration Statement, $8,613.50 was paid to register $80,500,000 of securities.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	April 20, 2006

3,437,500 Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the 3,437,500 shares of our common stock offered by this prospectus. We expect the public offering price to be approximately $12.00 per share.
Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “OMRI.”
Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 10 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 515,625 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and our total proceeds, before expenses, will be $                    .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2006.
Sole book-running manager
UBS Investment Bank

Co-lead manager
CIBC World Markets

Leerink Swann & Company	Oppenheimer & Co.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Quixil is our registered trademark; Crosseal, Tisseel VH, Tissucol, TachoComb H, TachoSil, Beriplast, FloSeal and CryoSeal FS System are the trademarks and service marks of others.

i

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” You should read this prospectus in its entirety.
Unless the context requires otherwise, the words “Omrix,” “we,” “company,” “us” and “our” refer to Omrix Biopharmaceuticals, Inc. and its subsidiaries.
OUR COMPANY
Omrix is a commercial-stage biopharmaceutical company that develops and markets innovative biological products. We utilize our proprietary protein purification technology and manufacturing know-how to develop biosurgical and passive immunotherapy products.
In each of our product lines, we aim to develop novel and easy-to-use products that address unmet market needs. Our biosurgical product line includes products and product candidates that are used or are intended to be used for the control of bleeding, or hemostasis, and other surgical applications. We compete in the active biosurgical hemostats market, which we believe is the fastest growing segment of the surgical sealant market. In general, surgical sealants are used during various types of surgery to prevent the leakage of liquids, gases or solids. According to a report by Easton Associates, LLC commissioned by us, the active biosurgical hemostats market in the U.S. currently represents approximately $275 million of a $500 million worldwide market and, based on market trends, we expect these markets to grow substantially.
Passive immunotherapy involves providing antibodies extracted from donated plasma for the treatment or prevention of disease. Our passive immunotherapy product line includes antibody-rich products and product candidates for the treatment of immune deficiencies and infectious diseases, including potential biodefense applications such as protection against smallpox. We provide passive immunotherapy products for the treatment of patients with immune deficiencies and smallpox vaccine-related complications, and for the prevention of reinfection of transplanted livers in liver transplant patients with hepatitis B virus, or HBV.
OUR PRODUCTS
Our core competency is applying our proprietary protein purification technology and our manufacturing know-how to develop and commercialize biosurgical and passive immunotherapy protein-based products. This technology is designed to purify proteins from human plasma while maintaining their natural structure to preserve their full range of biological activities.
Biosurgical products and product candidates
Crosseal/ Quixil
Crosseal/ Quixil is our marketed liquid fibrin sealant product used for hemostasis in surgical procedures. Fibrin sealants are a type of surgical sealant where the main active ingredient is fibrinogen, a protein derived from plasma that forms a clot when combined with another plasma-derived protein, thrombin. Our fibrin sealant is marketed as Crosseal in the U.S. and as Quixil outside the U.S. by Ethicon, Inc., a Johnson and Johnson company, or Ethicon, under our supply and distribution agreement with them. Ethicon has been marketing Quixil in the EU and several other European countries since 2003 and is currently marketing it as an adjunct to hemostasis for general surgical use. Also, Ethicon has been marketing Crosseal as an adjunct to hemostasis in liver surgery in the U.S. since 2004. In addition, we have been marketing Quixil directly in Israel since 1998 for similar indications and through local distributors in Mexico since 2000 as an adjunct to hemostasis for general surgical use. We recently received approval for Quixil as an adjunct to hemostasis for general surgical use, and regulatory licenses have been issued for this indication by Germany, the United Kingdom, France, Italy and Brazil.
We believe that Crosseal/ Quixil has several competitive advantages over other liquid fibrin sealants on the market. Crosseal/ Quixil:

➢	is readily available for spraying and dripping because it can be prepared from thawed product in approximately one minute in the operating room;

➢	contains a suite of naturally occurring proteins in its biological active component, or BAC, which results in a clot that we believe has better adherence to tissue and greater elasticity;

➢	avoids the possibility of an adverse reaction associated with bovine (cow) proteins because it does not contain animal-derived components; and

➢	can be refrigerated in a liquid form, thereby avoiding waste of unused product, for up to 30 days after thawing.
In 2004, Frost & Sullivan awarded the Product Differentiation Leadership Award to Ethicon as a result of Ethicon’s inclusion of Quixil in its product portfolio. The award is presented each year to a company that best demonstrates the ability to develop or advance products with more innovative capabilities than competing companies and products.
For the year ended December 31, 2005, we recognized $7.0 million in revenues from our direct commercial sales and sales to Ethicon and our other distributors of Crosseal/Quixil, including revenues recognized from upfront fees and milestone payments.
Crosseal II/Quixil II
We are developing our second generation liquid fibrin sealant, Crosseal II/Quixil II, in collaboration with Ethicon. It differs from our current fibrin sealant in that it incorporates our second generation BAC, or BAC II, and as a result, does not require a stabilizing agent to slow the natural dissolution of the clot. The presence of this stabilizing agent resulted in Crosseal/Quixil being contraindicated for neurosurgery. We expect that this contraindication will be removed upon approval of Crosseal II/Quixil II. We are seeking to obtain approval for Crosseal II/Quixil II as an adjunct to hemostasis for general surgical use in the U.S. and the EU. To obtain this approval for Crosseal II in the U.S., we must demonstrate effective hemostasis in two types of surgical procedures. In July 2005, we began a multi-center Phase III clinical trial with Crosseal II/Quixil II for hemostasis in peripheral vascular surgery in 150 patients in the U.S. and the EU. We have commenced a multi-center Phase III trial with Crosseal II/Quixil II for hemostasis in kidney surgery in the U.S. We expect to file for Crosseal II, a supplement for an expanded indication in 2006 and a supplement for an adjunct to hemostasis for general surgical use in 2007 and, if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the U.S. during 2007. We expect to file Phase III results for the peripheral vascular and kidney surgeries clinical trials for Quixil II in 2007, and if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the EU during 2008.
BHD
We are developing, in collaboration with Ethicon, a novel biological hemostatic dressing, or BHD, that builds on our Crosseal II/Quixil II technology. This BHD product candidate is designed for the management and rapid control of bleeding, including severe or brisk bleeding, and for use on active bleeding sites. This type of bleeding is difficult to control and is characterized by fast flow and high pressure. There is no surgical sealant currently marketed to induce the rapid formation of a clot at a brisk bleeding site because the volume and pressure of the bleeding in these situations displaces the clot formed with traditional fibrin sealants. Our BHD product candidate, comprised of our BAC II and thrombin embedded in a biodegradable device, is designed to address this unmet market need. We have conducted several successful pre-clinical tests in laboratory animals with our BHD. We expect to conduct a Phase I/II clinical pilot study in Israel, which will be followed by clinical trials in the U.S.
Thrombin stand-alone and flowable thrombin
We are developing our thrombin stand-alone product with Ethicon for general surgical use, primarily for use in neurosurgery. Consistent with our strategy of developing product extension candidates to address market demand, our thrombin stand-alone product candidate is derived from human plasma and is a product extension of our fibrin sealant. It is intended for cases, such as certain types of neurosurgery, where the physician desires a more gradual onset of clotting than that provided by standard fibrin sealants. Our product candidate is a liquid that is poured directly on the site or onto an applicator device. It is designed to provide effective hemostasis without the risk of adverse reactions associated with the bovine thrombin contained in other available thrombin stand-alone products. We are conducting a multi-center Phase III clinical trial with thrombin stand-alone as an adjunct to hemostasis for general surgical use in approximately 300 patients in the U.S.
We are also developing a flowable thrombin product, which is a product extension that combines our thrombin stand-alone product candidate with a medical device provided by Ethicon. This product candidate is designed to be delivered as part of a complete and easy-to-use application kit. It is being developed primarily for cases in which more control in application is desired. We plan to file a 510(k) Premarket Notification with the FDA for our flowable thrombin after obtaining approval of our thrombin stand-alone product candidate in the U.S. We expect to submit a Biologics License Application, or BLA, for thrombin to the FDA during 2006 and, if it is approved, to launch the product during 2007.
Passive immunotherapy products and product candidates
All of our passive immunotherapy products and product candidates are solutions containing antibodies, which are also referred to as immunoglobulins, and are provided intravenously or, in one case, intramuscularly for the treatment or prevention of certain diseases.
VIG
Vaccinia immunoglobulin, or VIG, is a product that is designed to treat smallpox vaccine-related complications. We supply VIG to government organizations. To date, we have sold VIG to three governments, including to the United Kingdom Department of Health under a contract we were awarded by the United Kingdom in December 2005. Under this agreement, we expect to receive approximately $20 million by the end of the third quarter of 2006.
HT-VIG
High titer VIG, or HT-VIG, is a more concentrated form of VIG that can be used in smaller volumes for the same indication and we believe can also be used for the treatment of smallpox. Unlike VIG, which can only be administered intravenously, HT-VIG can also be administered intramuscularly by non-specialized medical personnel, which allows for treatment of more patients in urgent situations. We produced HT-VIG using our proprietary high titer, or HT, technology. We have started testing HT-VIG in animals in the first quarter of 2006. Although we will not perform human clinical trials for HT-VIG, we intend to make certain regulatory filings with the FDA during 2007. In 2003, the U.S. National Institutes of Health, or NIH, awarded us a grant for the development of this product candidate.
IVIG
Intravenous immunoglobulin, or IVIG, is a product that is primarily used to provide ongoing treatment for diseases and disorders of the body’s immune system by providing a broad selection of antibodies that mimic a healthy immune system. We market IVIG in Israel for immune deficiency indications. For the year ended December 31, 2005, we recognized $10.1 million in revenues from sales of IVIG in Israel.

HBIG
Hepatitis B immunoglobulin, or HBIG, is a product that is used to prevent reinfection of a transplanted liver with hepatitis B virus, or HBV, in patients with chronic HBV infection. Reinfection with HBV can destroy the transplanted liver and, to prevent reinfection, these patients require lifelong treatment for HBV. We market HBIG for the prevention of reinfection of transplanted livers with HBV. For the year ended December 31, 2005, we recognized $2.7 million in revenues from sales of HBIG in Israel.
WNIG
West Nile virus immunoglobulin, or WNIG, is a product we are developing to treat severe infection with the West Nile virus. We have received orphan drug designation for WNIG from the FDA for this indication. The NIH is currently enrolling approximately 100 patients for a multi-center Phase I/ II clinical trial that they are conducting in the U.S. for the treatment of severe West Nile virus infection with our WNIG product candidate. We expect to submit a BLA for WNIG to the FDA during 2008. In September 2005, we received a grant from the NIH for the development of this product candidate.
OUR PROTEIN PURIFICATION TECHNOLOGY
Our proprietary protein purification technology is designed to purify proteins from human plasma while maintaining their natural structure to preserve their full range of biological activities. This technology is used to manufacture our biosurgical and passive immunotherapy products and product candidates. We can employ this technology on a commercial scale to either isolate proteins of interest or remove unwanted proteins from raw materials such as human plasma or plasma fractions. Both the remaining plasma fractions and the proteins we selectively remove can be used in our products and product candidates.
OUR COMPETITIVE STRENGTHS
We believe that our key competitive strengths include:

➢	Commercial Application of our Protein Purification Technology and Know-How. Our core competency is applying our proprietary protein purification technology and our manufacturing know-how to develop and commercialize protein-based, plasma-derived products. We have years of experience in employing our technology on a commercial scale and utilizing our manufacturing know-how in sourcing and selecting our raw materials. In addition, we utilize the same technology across our biosurgical and passive immunotherapy product lines, thereby generating economies of scale.

➢	Easy-to-Use, Effective and Safe Products. We apply our protein purification technology and manufacturing know-how to provide easy-to-use, effective and safe products to hospitals and clinics.

➢	Flexible and Scaleable Manufacturing Capability. We capitalize on the versatility of our protein purification technology and the depth of our manufacturing know-how to deliver products to markets where we have identified unmet needs that match our field of expertise. In addition, the design of our manufacturing facility allows us to accommodate different volume production batches, enabling us to efficiently produce the various quantities required by our customers. For example, our small-volume batch production capabilities enable us to rapidly address emerging market needs and capitalize on these opportunities.

➢	Broad Collaboration with Ethicon. Through our relationship with Ethicon, we have gained access to their extensive sales, distribution and marketing infrastructure for our biosurgical products and product candidates. We also benefit from their technological and financial support in the research and clinical development of our biosurgical product candidates.

OUR BUSINESS STRATEGY
Our strategy is to utilize our core competencies to develop and market innovative products that address important unmet medical needs. We aim to make our biosurgical products the treatment of choice in surgical hemostasis, and our passive immunotherapy products the treatment of choice for immune deficiencies and for existing and emerging infectious disease, including potential bioterrorism threats. To achieve these goals, our strategy includes the following key elements:

➢	Focus on additional indications for existing products and product extensions;

➢	Develop and launch products that integrate biological components and medical devices for the biosurgical market;

➢	Expand our core technology; and

➢	Utilize strategic collaborations to develop new products and enter new geographic markets.
RISKS RELATED TO OUR BUSINESS AND BUSINESS STRATEGY
Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These risks are highlighted in the section entitled “Risk factors” immediately following this prospectus summary, and they include, among others, the following:

➢	We have a history of operating losses, including an accumulated deficit of $92.1 million as of December 31, 2005, and may not maintain profitability;

➢	We have an exclusive relationship with Ethicon relating to the distribution and development of our fibrin sealant and other hemostasis products, and our resulting dependence on Ethicon exposes us to significant product commercialization and development risks;

➢	If our products do not achieve market acceptance, we will be unable to generate significant revenues from them;

➢	We may not be able to successfully develop and commercialize our product candidates, including our Crosseal II/Quixil II or BHD;

➢	If the limited number of suppliers on which we rely fail to supply us with the raw materials and other components we use in manufacturing our products, we might be unable to satisfy product demand;

➢	A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability;

➢	If we are unable to expand our manufacturing capacity as planned, we may be unable to satisfy demand for our products;

➢	If our competitors develop and market products faster than we do or if those products are more effective than our products, our commercial opportunities will be reduced or eliminated;

➢	If product liability lawsuits are brought against us, we might incur substantial liabilities and could be required to limit the commercialization of our products;

➢	Variable demand by governments for passive immunotherapy products for biodefense applications or our inability to obtain additional government contracts for such products may reduce our revenues from this area of our passive immunotherapy product line;

➢	Failure to comply with various government regulations in connection with development, manufacture and commercialization of our product candidates and post-approval manufacturing and marketing of our products could result in significant interruptions or delays in our development and commercialization activities; and

➢	For many of the technologies we employ in our business, we rely on patents as well as maintaining competitively sensitive know-how and other information as trade secrets. The combination of our rights under our patents and our trade secrets may not sufficiently protect our intellectual property from competition.
OUR CORPORATE INFORMATION
We were founded in July 1995 as Omrix Biopharmaceuticals S.A., a Belgian company, which is currently our wholly owned subsidiary. In December 1998, we were incorporated in the state of Delaware. Our principal executive offices are located at 630 Fifth Avenue, 22nd Floor, New York, New York 10111, and our telephone number is (212) 887-6500. We have a manufacturing facility in Kiryat Ono, near Tel Aviv, Israel as well as a research and development facility in Rechovot, Israel. Our European regulatory affairs, marketing and logistics support offices are located in Brussels, Belgium. As of December 31, 2005, we had approximately 150 employees. We maintain an Internet website at www.omrix.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

The Offering

Common stock we are offering	3,437,500 shares

Common stock to be outstanding after this offering	14,316,371 shares

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $36 million, or approximately $42 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $12.00 per share. We intend to use the net proceeds from this offering to partially finance the construction of our second manufacturing facility, to fund our plan to expand our biosurgical product line and to penetrate the market for biosurgical products in Japan and other countries, to repay all amounts outstanding under our loan and security agreement with Hercules Technology Growth Capital Inc., to repay principal, accrued interest and a prepayment premium to holders of our new convertible promissory notes who demand such payment, and for working capital and other general corporate purposes. For additional information, see the section of this prospectus entitled “Use of proceeds.”

Risk factors	See “Risk factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	OMRI

The number of shares of our common stock outstanding after this offering is based on 10,878,871 shares outstanding as of December 31, 2005 and excludes, as of that date:

➢	737,382 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $2.75 to $21.34 per share, with a weighted average exercise price of $8.46 per share;

➢	at least 347,011 shares of our common stock issuable upon conversion of approximately $2 million principal amount and approximately $180,000 of accrued interest of our new convertible promissory notes at an assumed conversion price of $6.19 per share if holders should elect to convert the notes upon the occurrence of certain events as is further described in the section of this prospectus entitled “Description of capital stock — Warrants and new convertible promissory notes—New convertible promissory notes”;

➢	690,365 shares of our common stock available for future grant under our 2004 Equity Incentive Plan and 2005 Equity Incentive Plan for Israeli Employees; and

➢	323,137 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $13.84 per share.
Unless otherwise indicated, all information in this prospectus:

➢	assumes the underwriters do not exercise their option to purchase up to 515,625 shares of our common stock to cover over-allotments; and

➢	gives effect to a 1 for 2.75 reverse stock split of our common stock, effected in April 2006.

Summary consolidated financial data
The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 is derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. This information is only a summary, and you should read these data together with “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements, the related notes and other financial information included in this prospectus.

	Year ended December 31,

Consolidated statement of operations data:	2003	2004	2005

	(in thousands, except percentages and
	per share data)
Revenues:
Product sales	$14,232	$17,567	$22,478
Development services and grants	715	2,381	5,021

Total revenues	14,947	19,948	27,499

Cost of revenues:
Product sales	13,601	15,421	16,982
Development services and grants	715	2,121	3,969

Total cost of revenues	14,316	17,542	20,951

Gross profit	631	2,406	6,548

Operating expenses:
Research and development, clinical and regulatory expenses, net	2,751	2,980	3,224
Selling, marketing, general and administrative expenses	3,826	4,790	5,514

Total operating expenses	6,577	7,770	8,738

Operating loss	(5,946)	(5,364)	(2,190)

Financial expenses, net(1)	627	2,466	25,522
Other income, net	7	1,226	—

Net loss	$(6,566)	$(6,604)	$(27,712)

Accrued dividend and induced conversion of preferred stock and warrants(2)	—	(121)	6,491

Net loss for common stockholders	$(6,566)	$(6,725)	$(21,221)

Basic net loss per share of common stock	$(1.89)	$(1.93)	$(2.01)

Diluted net loss per share of common stock	$(1.89)	$(1.93)	$(2.45)

Weighted average number of shares of common stock outstanding-basic	3,469,451	3,469,451	10,562,885

Weighted average number of shares of common stock outstanding-diluted	3,469,451	3,469,451	10,578,620

(1)	For the year ended December 31, 2005, includes $20,932 in connection with our recapitalization which we describe in the section of this prospectus entitled “Management’s discussion and analysis of financial conditions and results of operations — Results of operations — Years ended December 31, 2003, 2004 and 2005 — Financial expenses, net.”

(2)	For the year ended December 31, 2005, represents the excess of the carrying amount of preferred stock and warrants over the value of the common stock received by the holders upon conversion under the recapitalization agreement.

	As of December 31, 2005

Consolidated balance sheet data:	Actual	As adjusted(1)

	(in thousands)
Cash and cash equivalents	$6,494	$43,389
Working capital	3,478	39,880
Total assets	26,290	62,692
Total debt	11,105	11,105
Accumulated deficit	(92,072)	(92,176)
Stockholders’ equity (deficiency)	(5,563)	30,839

(1)	As adjusted to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and our receipt of the net proceeds therefrom.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below, before you decide to purchase our common stock. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our common stock could decline due to any of these risks, and you might lose all or part of your investment in our common stock.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
We have a history of operating losses and may not maintain profitability.
We have experienced significant operating losses since our inception in 1995. We recognized an operating loss of $5.4 million and a net loss of $6.6 million on total revenues of $19.9 million for the year ended December 31, 2004 and an operating loss of approximately $2.2 million and a net loss of approximately $27.7 million on total revenues of approximately $27.5 million for the year ended December 31, 2005. As of December 31, 2005, we had an accumulated deficit of approximately $92.1 million and total stockholders’ deficiency of $5.6 million. Our losses may increase in the future as we expand our manufacturing capabilities, fund our research and development activities and seek additional regulatory approvals. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. Although we attained profitability for the three months ended December 31, 2005, we have historically experienced considerable quarter-to-quarter variation in our results of operations and may not generate sufficient revenues from product sales in the future to maintain profitable operations. Also, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to maintain profitability, the market value of our common stock will decline.
We have an exclusive relationship with Ethicon relating to the distribution and development of our fibrin sealant and other hemostasis products, and our resulting dependence on Ethicon exposes us to significant product commercialization and development risks.
In September 2003, we entered into a distribution and supply agreement and a development agreement with Ethicon. Under the distribution and supply agreement, we granted to Ethicon the exclusive right, in certain territories, to market, sell and distribute Crosseal/ Quixil, our current fibrin sealant product, and other fibrin sealant and hemostasis products that are being developed under the development agreement, for use in professional medical settings for hemostasis and sealing indications. Under the distribution and supply agreement, we are required to supply finished products to Ethicon, and they are required to purchase a minimum amount of these products from us. Additionally, under the development agreement we are developing new products with Ethicon, including Crosseal II/ Quixil II and our BHD product candidate. As part of the development agreement, Ethicon has agreed to devote internal resources to the development of products included in the collaboration and to pay all of the agreed to development costs as well as half of our development-related labor costs.
Our revenues from the sale of Crosseal/ Quixil, and the revenues for any other product that Ethicon distributes under the agreement, will depend heavily on the efforts of Ethicon. Ethicon has significant discretion in determining the efforts and resources it applies to sales of our products. Furthermore, regardless of the effort and resources it invests, Ethicon may not be effective in marketing our products. In addition, Ethicon is a large medical device company with global operations and its own corporate agenda, which may not be consistent with our best interests. For example, Ethicon may develop competing products and reduce its marketing and development support for our products and product candidates, which would reduce our revenues.
The initial terms of the distribution and supply agreement and the development agreement expire in September 2013. The development agreement is subject to earlier termination if work has been

Risk factors

completed and milestone payments made, or if there is a material breach by either party and such breach has not been cured, or upon the bankruptcy or insolvency of either party. The development agreement is also subject to automatic termination if the distribution and supply agreement is terminated. Ethicon may terminate the distribution and supply agreement:

➢	for any or no reason at any time after March 23, 2006 by providing us with at least six months prior written notice and complying with certain other conditions;

➢	upon our material breach or non-compliance with applicable law and if such breach or non-compliance is not cured; or

➢	upon our bankruptcy or similar insolvency event.
Further, we are required under the distribution and supply agreement to supply Ethicon with minimum product quantities based on forecasts provided to us by Ethicon. If we are unable to satisfy these supply obligations, we will be obligated to pay to Ethicon a liquidated damages penalty and Ethicon may terminate the agreement.
If our relationship with Ethicon were to terminate, we would have to either enter into a marketing and distribution arrangement with another party or market and distribute these products ourselves. We may not be able to enter into such an agreement with another company with similar resources to commercialize these products and perform these functions on acceptable terms or at all. To market and distribute these products on our own, we would first have to develop a sales and marketing organization and a distribution infrastructure, neither of which we currently have. Developing these resources would be an expensive and lengthy process and would have a material adverse effect on our revenues and profitability.
Moreover, a termination of our relationship with Ethicon would seriously compromise the development program for our hemostasis product candidates. For example:

➢	we would experience significant delays in the development of any product candidate then in development, including our BHD;

➢	we would have to assume full responsibility for further development, including funding these programs; and

➢	we would lose access to Ethicon intellectual property that relates to products covered by the development agreement, and as a result we might be unable to develop these products at all.
Any of these outcomes would result in delays in our ability to distribute our products and commercialize our product candidates and would increase our expenses, all of which would have a material adverse effect on our business, results of operations and financial condition.
Our collaboration with Ethicon is multi-faceted and involves a complex sharing of control over decisions, responsibilities, costs and benefits. There are numerous potential sources of disagreement between us and Ethicon, including those with respect to product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property. For example, the distribution and supply agreement provides that we and Ethicon are to negotiate the transfer price at which we will supply the BHD to Ethicon. We expect that if this product candidate is successfully developed and commercialized, it will be an important element of our relationship with Ethicon and a source of significant revenues to us. However, we have not yet reached agreement with Ethicon on pricing, and we may be unable do so. Ethicon has significantly greater financial and managerial resources than we do, which it could draw upon in the event of a dispute. A disagreement between Ethicon and us could lead to lengthy and expensive dispute resolution proceedings as well as to extensive financial and operational consequences to us, and have a material adverse effect on our business, results of operations and financial condition.

Risk factors

If our products do not achieve market acceptance, we will be unable to generate significant revenues from them.
The commercial success of our products will depend primarily on convincing surgeons, physicians, hospital pharmacists and other medical practitioners to use our products. To accomplish this, we, together with our collaborators, such as Ethicon and any other marketing or distribution collaborators, will have to convince members of the medical community of the benefits of our products through, for example, published papers, presentations at scientific conferences and additional clinical trials. Medical providers will not use our products unless we can demonstrate that they consistently produce results comparable or superior to existing products and have acceptable safety profiles and costs. If we are not successful in these efforts, market acceptance of our products could be limited. Additionally, we do not have long-term safety data for many of our products, particularly our fibrin sealant products. If long-term patient studies suggest that the use of our products or similar products produced by others are associated with adverse side effects, our products may not achieve market acceptance. Even if we demonstrate the safety and effectiveness of our products, surgeons, physicians and other medical practitioners may continue to use other products simply because those products are already widely accepted or are based on established technologies. Additional factors that might influence market acceptance of our products include:

➢	convenience and ease of use;

➢	availability of alternative and competing products or therapies;

➢	effectiveness of our or our collaborators’ marketing, distribution and pricing strategies; and

➢	publicity concerning our products as well as our competitors’ products.
If, due to any of these factors, our products do not achieve broad market acceptance, we will be unable to generate significant revenues from them, which would have a material adverse effect on our business, cash flows and results of operations.
We may not be able to successfully develop and commercialize our product candidates, including our Crosseal II/ Quixil II or BHD.
Our future growth will depend in large part on our ability to develop successfully, obtain regulatory approval for and commercialize our product candidates, including our:

➢	second generation fibrin sealant, Crosseal II/ Quixil II, for expanded indications;

➢	BHD, for the management and rapid control of bleeding, including severe or brisk bleeding, and for use on active bleeding sites;

➢	thrombin stand-alone and a flowable thrombin, for general hemostasis; and

➢	HT-VIG for smallpox vaccine-related complications and treatment of smallpox.
We will have to conduct significant additional tests with respect to these product candidates, including clinical trials, and obtain regulatory approval before we can commercialize them.
To market a product for the treatment of a disease or for surgical use, we must demonstrate to the applicable regulatory authorities, such as the FDA and the European Medicines Agency, or EMEA, that the product is safe and effective for its intended use. Product development is a long, expensive and uncertain process and entails both preclinical testing, which consists of laboratory testing using chemical and animal models, as well as clinical testing, which consists of using the product candidate in humans in a clinical setting.

Risk factors

We are currently conducting clinical trials on three product candidates and preclinical studies on two product candidates, and we expect to conduct additional trials and studies in the future. It takes several years to complete regulatory testing for a product candidate, and failure can occur at any stage. We may suffer significant setbacks in advanced clinical trials, even after obtaining promising results in earlier studies. At any point during clinical trials, undesirable side effects could be detected. These side effects could interrupt, delay or halt clinical trials of the product candidate being tested and related product candidates and could result in the FDA, the EMEA or other regulatory authorities denying approval of such product candidates for any or all targeted indications.
Based on results at any stage of product development, we may decide to repeat or redesign preclinical studies or clinical trials, conduct entirely new studies or discontinue development of one or more of our product candidates. In addition, our product candidates may not demonstrate sufficient safety and efficacy in pending or any future preclinical testing or clinical trials to obtain the requisite regulatory approvals and even if such approvals are obtained for a product candidate, it may never become a viable commercial product.
If the third parties with which we contract for preclinical studies and clinical trials do not perform in an acceptable manner, or if we suffer setbacks in these clinical trials, we may be unable to develop and commercialize our product candidates as anticipated.
We rely on third parties, including Ethicon, contract research organizations and outside consultants, to assist us in managing and monitoring all of our preclinical studies and clinical trials. If any of these parties terminate their agreements with us, the development of the product candidates covered by those agreements could be substantially delayed. In addition, these third parties may not successfully carry out their contractual obligations, meet expected deadlines or follow regulatory requirements, including clinical, laboratory and manufacturing guidelines. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if they fail to perform with the speed and competency we expect. Further, if any of these parties fail to perform their obligations under our agreements with them in the manner specified in those agreements and in the trial design, the FDA may not accept the data generated by those trials, which would increase the cost of and the development time for that product candidate. If clinical testing of our product candidates is compromised for any of the above-mentioned reasons, we will be unable to meet our anticipated development or commercialization timelines, which would have a material adverse effect on our business.
If the limited number of suppliers on which we rely fail to supply us with the raw materials and other components we use in manufacturing our products, we might be unable to satisfy product demand.
We depend on third parties for the supply of certain raw materials we use to produce our products as well as for important components of our products. The raw materials we use in our production processes consist primarily of plasma, synthetic materials and chemicals and other disposable materials. We purchase each of the following raw materials and disposables for our marketed products from single suppliers:

➢	nanofiltration filters, which we use for virus removal and purchase from Asahi Kasei Pharma Corporation;

➢	a resin, which we use to remove plasminogen and produce BAC II, and purchase from Amersham Biosciences AB;

➢	the specialized application device, which we sell as part of our Crosseal/ Quixil product package and purchase from PlastMed Ltd., or Plastmed; and

Risk factors

➢	tranexamic acid, which we use as a stabilizing agent in the current version of Crosseal/ Quixil and purchase from Daiichi Pharmaceuticals Co., Ltd.
Our reliance on these suppliers exposes us to significant risks. These third parties might:

➢	be unable or unwilling to provide us with sufficient materials to meet our demands;

➢	fail to meet our standards of quality or other specifications;

➢	increase significantly the prices they charge us for materials; or

➢	not carry out their contractual duties or meet anticipated deadlines, which could result in delays in obtaining or maintaining regulatory approvals or in satisfying customer orders.
If our sole suppliers are unwilling or unable to timely supply us with materials meeting our specifications, we may not be able to locate any alternative suppliers or enter into commercially reasonable agreements with suppliers in a timely manner or at all. Even if we are able to locate, qualify and enter into an agreement with a new supplier, it would take approximately six to twelve months to obtain regulatory clearance before a new supplier could begin supplying the relevant product to us. If we are delayed in establishing a secondary supply source for any raw material or component that we purchase from a single source, or cannot do so at an acceptable cost, we may suffer a shortage of commercial supply of that product or a higher cost of procuring the product, either of which would have a material adverse effect on our revenues, business and financial prospects. We have long-term agreements with all of our sole suppliers, except for Daiichi Pharmaceuticals Co., Ltd.
A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability.
We currently manufacture all of our products at our sole commercial manufacturing facility, which is located near Tel Aviv, Israel. Accordingly, we face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, natural disaster, terrorist attack or military action, could significantly interrupt our manufacturing capability. These risks are exacerbated by the facility’s location in Israel, an area that has historically experienced significant geopolitical instability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of production delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy customer orders on a timely basis, if at all. In addition, a disruption at our sole manufacturing site may impair or delay our ability to meet product demands by Ethicon and we would be in breach of our agreement with them. Also, operating any new facilities may be more expensive than operating our current facility. Further, our business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event at our manufacturing facility could have drastic consequences on us, including threatening our financial viability.
As described below, we are currently planning to establish a second manufacturing facility, also to be located in Israel. Once this facility is operational we may close the original facility. Even if we maintain both facilities, we would still be subject to a significant risk of disruption if either facility experiences a disruption.

Risk factors

If we are unable to expand our manufacturing capacity as planned, we may be unable to satisfy demand for our products.
We believe we will have to expand our manufacturing capacity to meet anticipated demand for our products. We are currently planning to increase production capacity for fibrin sealant products at our existing facility to meet anticipated demand through 2008 and to construct a new facility in Jerusalem, Israel to meet our needs thereafter. We may not be able to obtain the requisite regulatory approvals for the increase in production capacity at our existing facility on a timely basis, or at all, and while we believe that our new facility will be completed in 2009, we may not be able to complete the construction of this facility within our anticipated time frame or budget. Even if we complete the construction in a timely manner, we may not be able to obtain the requisite regulatory approvals for the facility on a timely basis, or at all. If we cannot obtain necessary approvals for these contemplated expansions, or complete the planned construction, in a timely manner, our ability to meet demand for our products would be adversely affected.
Additionally, under our distribution and supply agreement with Ethicon, we are required to supply their anticipated demand for the fibrin sealant products covered by the agreement. This may require that we develop additional manufacturing capacity on a timely basis to meet those demands. To the extent that we are unable to expand our manufacturing capacity as anticipated, our ability to meet product demands by Ethicon could be impaired or delayed and we would be in breach of our agreement with them.
If our competitors develop and market products faster than we do or if those products are more effective than our products, our commercial opportunities will be reduced or eliminated.
The biopharmaceutical industry is characterized by intense competition and rapidly evolving technology. Many of our competitors have significantly greater resources and expertise than we do in research and development, manufacturing, preclinical testing and clinical trials, regulatory matters and marketing and sales. These organizations also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring and licensing technologies.
If we, in collaboration with Ethicon or any other marketing partner we may have, cannot successfully compete with new or existing products or technologies, sales of our products and our profitability will suffer. Competitors may use their extensive resources to develop products that are more effective, safer, more convenient or less costly than any that we are developing. Our ability to compete effectively will depend in part on our ability to continually enhance and introduce new indications for our existing products and develop or acquire and market new products.
Our products are derived from human plasma, and are therefore subject to the risk of biological contamination inherent in plasma-derived products. This risk could adversely affect our ability to obtain raw materials and market our products.
Our fibrin sealants and passive immunotherapy products are derived from donated human plasma. Many disease-causing viruses, bacteria and other pathogens are present in the plasma of infected individuals. If infected individuals donate plasma, the plasma would likely contain those pathogens. As a result, the sourcing of plasma, and the production of products derived from plasma, is regulated extensively by the FDA, EMEA and other medical product and health care regulatory agencies. We rely on our suppliers to maintain compliance with regulations promulgated by such agencies. The failure to comply with these regulations or the accidental contamination of plasma could adversely affect our ability to source plasma at commercially reasonable prices. Moreover, public perception about the safety of plasma-derived products could adversely affect the market for our products.

Risk factors

Concern over the safety of plasma-derived products, driven in part by past screening failures in the industry and the appearance of new infectious agents like HIV, has resulted in the adoption of rigorous screening procedures by regulatory authorities, and screening procedures are likely to become stricter and more involved over time. As screening procedures have become more rigorous, potential donors have been disqualified and other potential donors have been discouraged from donating due to their reluctance to undergo the required screening procedures. Increasingly stringent measures could adversely affect plasma supplies, with a corresponding adverse effect on our ability to obtain raw materials at a commercially acceptable price or at all.
The safety concerns associated with plasma-derived products also affect our ability to market our products. Medical events or studies that raise or substantiate concerns about the safety of our or other similar products would negatively impact public perception of all plasma-derived products and of the plasma donation process. Further, any failure in screening, whether by us or by other manufacturers of these products, could adversely affect our reputation, the support we receive from the medical community and overall demand for our products.
A shortfall in the availability of smallpox vaccine could adversely affect our ability to manufacture an adequate amount of our VIG or to fulfill contractual obligations.
We manufacture VIG from the plasma of donors that have been vaccinated with the smallpox vaccine. If there is a shortfall in the available supply of the smallpox vaccine, or in plasma donors who are willing to be vaccinated with the smallpox vaccine, the availability of plasma for this product will be reduced. In such an event, we may not have access to sufficient amounts of plasma from donors vaccinated with the smallpox vaccine to meet our obligations under existing or future supply agreements for VIG and may be subject to claims for breach under our supply agreements. If we are unable to purchase such plasma at all, we would be forced to stop manufacturing VIG, which would eliminate the revenues we receive from this product, and the development of our HT-VIG product candidate would be delayed or halted.
If our sole supplier of plasma for manufacture of our WNIG product candidate on which we rely fails to supply us with plasma, we might be unable to manufacture our WNIG product candidate.
The development of our WNIG product candidate requires the purchase of donated plasma that contains antibodies against the West Nile fever virus. We purchase this plasma from a single source in Israel. If this third party is unable or unwilling to provide us with sufficient quantities of plasma to meet our demands or fails to meet our standards of quality or other specification, we may not be able to locate any alternative suppliers or enter into commercially reasonable agreements with suppliers in a timely manner or at all. Consequently, even if we are able to get appropriate regulatory approvals for our WNIG product candidate, but are unable to obtain sufficient quantities of plasma for commercial manufacturing, we may not be able to manufacture our WNIG product candidate.
Our international operations expose us to the risk of fluctuations in currency exchange rates.
We operate in international markets. We generate significant revenues and incur operating expenses outside the U.S. principally in New Israeli Shekels, or NIS, and Euros. However, the amount of our revenues denominated in a particular currency typically varies from the amount of expenses denominated in that currency, which exposes us to losses resulting from currency fluctuations. In

Risk factors

2005, the percentages of our revenues and expenses denominated in U.S. dollars, NIS and Euros were as follows:

Currency	Revenues	Expenses

U.S. dollars	92%	55%
NIS	1%	32%
Euros	7%	10%
Other	—	3%
Our NIS and Euro denominated expenses consist principally of salaries and related personnel expenses, as well as lease payments. We anticipate that a material portion of our expenses will continue to be denominated in NIS and Euros. In addition, we expect to be paid in British pounds under the contract we were awarded by the United Kingdom to provide VIG to the United Kingdom Department of Health. If the U.S. dollar weakens against the NIS or Euro, there will be an adverse impact on our profit margins. Similarly, if the U.S. dollar strengthens against a currency in which we record revenues, the dollar-denominated amount of those revenues would be reduced.
In addition, our financial statements are stated in U.S. dollars while the intercompany balances of our Belgian subsidiary’s financial reports are denominated in Euros. This difference creates financial expenses or income related to intercompany balances that are recorded in our consolidated financial statements.
Also currency fluctuations will increase or decrease our cost structure relative to those of our competitors, which could affect the demand for our products and affect our competitive position. We currently do not undertake any hedging activities to address these fluctuations.
If we lose the services of our key management or scientific personnel, scientific collaborators or other advisors, our business would suffer.
The success of our business is highly dependent on our management as well as our senior manufacturing and scientific personnel. We also rely on our scientific collaborators and other advisors, particularly with respect to our research and development efforts. In addition, we require additional skilled personnel in areas such as business and clinical development. We do not maintain key-person life insurance on any of our officers, employees or consultants. In addition, although we have employment agreements with key members of management, each of our employees, subject to applicable notice requirements, may terminate his or her employment at any time. The pool of individuals with relevant experience in biopharmaceuticals is limited, and retaining and training personnel with the skills necessary to operate our business effectively is challenging, costly and time-consuming. If we lose the services of any key personnel, which includes Robert Taub, Nissim Mashiach and Michael Burshtine, our business, financial condition and results of operations could be materially and adversely affected.
If product liability lawsuits are brought against us, we might incur substantial liabilities and could be required to limit the commercialization of our products.
We are exposed to the risk of product liability claims inherent in businesses that test, manufacture, market and sell biopharmaceutical products. We may be subject to claims against us even if the injury is due to the actions of others. For example, if the medical personnel that use our products on patients are not properly trained or are negligent in the use of our products, the patient may be injured through the use of our product, which may subject us to claims. In addition, because our products are derived from human plasma, they may be contaminated by viruses, bacteria or other pathogens despite our screening, virus removal and other safety procedures. Should this occur, patients could become infected by these pathogens through the use of our products. Moreover, our safety procedures have

Risk factors

been designed based on our knowledge of known pathogens. Occasionally, new pathogens appear and contaminate blood supplied prior to their being identified as a health threat, as was the case with HIV. Our safety procedures might be inadequate to guard against any such new pathogen.
If we are involved in any product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources and might result in adverse publicity, regardless of the ultimate outcome of the litigation. Although we believe we have appropriate insurance coverage, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost or at all. In any event, liability insurance is subject to deductibles and coverage limitations and may not provide adequate coverage against potential claims or losses. A successful product liability claim brought against us could cause us to incur substantial liabilities.
Our operations involve biological and hazardous materials that may cause injury for which we could be liable for damages.
Our manufacturing and research and development activities sometimes involve the controlled use and disposal of potentially harmful biological materials, hazardous materials, chemicals and infectious disease agents. Although we believe that our safety procedures for handling, storing and disposing of such materials comply with the standards prescribed by applicable regulations, we cannot completely eliminate the risk of contamination or injury from these materials. We also occasionally contract with third parties for the disposal of some of these materials. In addition, our collaborators and service providers may be working with these types of materials in connection with our collaborations. In the event of an accident or contamination, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these materials and could be held liable for significant damages, civil penalties or fines, which may not be covered by or may exceed our insurance coverage.
Additionally, we are subject on an ongoing basis to a variety of laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of continued compliance with current or new laws and regulations might be significant and could negatively affect our profitability, and current or future environmental regulation may impair our ongoing research, development or manufacturing efforts.
Variable demand by governments for passive immunotherapy products for biodefense applications or our inability to obtain additional government contracts for such products may reduce our revenues from this area of our passive immunotherapy product line.
We provide passive immunotherapy products to governments to meet potential bioterrorism threats. Revenues from our passive immunotherapy products for biodefense applications are unpredictable and are driven by a number of factors, many of which are beyond our control, including:

➢	fluctuations in government demand for passive immunotherapy products for biodefense applications influenced by budgetary preference and shifts in the perception of the relevance of a bioterrorism threat;

➢	the termination of key government contracts;

➢	our success in obtaining additional government contracts through a bidding process; and

➢	the development of new biodefense products that are superior to or eliminate the need for our products.
Even if our products are in demand, we may not be able to obtain follow-on and additional government contracts. Our inability to obtain such contracts may be significant because during certain periods these contracts may account for a substantial portion of our revenues. For example, in

Risk factors

December 2005, we were awarded an approximately $20 million contract by the United Kingdom to provide VIG to the United Kingdom Department of Health, under which we will be paid through the third quarter of 2006. If contracts of such volume are not issued by governments or we are unable to obtain them, our revenues from this area of our passive immunotherapy product line will be reduced.
RISKS RELATED TO GOVERNMENT REGULATION
The regulatory approval process for our product candidates is lengthy, and we may not be able to obtain all of the regulatory approvals required to manufacture and commercialize our product candidates.
Many of our products are still under development, and we will not be able to commercialize these products until we have obtained the requisite regulatory approvals from federal, state and local government authorities, including the FDA and EMEA. To obtain regulatory approval of a product candidate, we or our collaboration partners must demonstrate to the satisfaction of the applicable regulatory agency that such product candidate is safe and effective for its intended uses. In addition, we must show that the facilities used to produce the product candidate are in compliance with applicable manufacturing regulations, which under FDA regulations are called current Good Manufacturing Practices, or cGMP. In general, these requirements mandate that manufacturers follow elaborate design, testing, control, documentation and other quality assurance procedures throughout the entire manufacturing process. The process of obtaining regulatory approvals typically takes several years and requires the expenditure of substantial capital and other resources. Despite the time, expense and resources invested by us in the approval process, we may not be able to demonstrate that our product candidates are safe and effective, in which event we would not receive the regulatory approvals required to market them.
The FDA, EMEA and other regulatory authorities generally approve products for particular indications. For example, Crosseal has only received approval in the U.S. as an adjunct to hemostasis in liver surgery. Our product candidates may not be approved for all of the indications that we request, which would limit the indications for which we can promote them and adversely impact our ability to generate revenues. If the approvals we obtain are limited, we may choose to conduct costly, post-marketing follow-up studies to expand the product indications, but those studies may not produce data sufficient to permit approval for an expanded product indication.
The type and magnitude of the testing required for regulatory approval varies depending on the product candidate and the disease or condition for which it is being developed. Regulatory agencies can delay, limit or deny approval of a product for many reasons, including:

➢	regulatory officials might interpret data from pre-clinical and clinical testing in different ways than we and our collaboration partners interpret it and conclude that the product candidate is not safe and effective;

➢	regulatory agencies might not approve our manufacturing processes or facilities or the processes or facilities of our collaboration partners; or

➢	regulatory agencies might change their approval polices or adopt new regulations which can delay approval and add significant additional costs.
Any delay or failure by us or our collaboration partners to obtain regulatory approvals for our product candidates would adversely affect our ability to generate revenues from them and could impose significant additional costs on us. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory approval process in others.

Risk factors

Moreover, we cannot predict the impact of new government regulations that might adversely affect the discovery, development, production of our product candidates and the manufacturing and marketing of our products. We may be required to incur significant costs to comply with future laws or regulations.
Post-approval manufacturing and marketing of our products is subject to substantial government regulation and failure to comply with such regulation could result in fines and withdrawal of approvals.
Even after our products receive regulatory approvals, we and any collaboration partner of ours are subject to extensive ongoing government regulation regarding commercial activities. The FDA, EMEA or other regulatory authorities may impose additional limitations on the indicated uses for which a product may be marketed, subsequently withdraw approval or take other actions against us or our products for many reasons, including subsequent discoveries of previously unknown problems or safety issues with the product. Also, based on subsequent events or other circumstances that may come to our attention, we may voluntarily take action to limit the marketing or use of one or more of our products. For example, in 1999, subsequent to Quixil being licensed as an adjunct to hemostasis in liver surgery in the United Kingdom, there were two reported fatal adverse reactions suspected to be associated with its use in neurosurgical procedures. In order not to delay the ongoing mutual recognition process throughout Europe, we requested that a contraindication for use in neurosurgery be added to the label for Crosseal/ Quixil.
In addition, as described below, manufacturing activities are also heavily regulated. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, withdrawal of approvals and criminal prosecution.
We and our partners are prohibited from marketing our products for indications other than those specifically approved by regulatory agencies. We could be subject to enforcement actions if we fail to adhere to these restrictions.
We are subject to inspection and market surveillance by the FDA, EMEA and other regulatory authorities for compliance with regulations that prohibit the promotion of a medical product for a purpose or indication other than those for which approval has been granted. While a medical product manufacturer may not promote a product for such “off label” use, doctors are allowed, in the exercise of their professional judgment in the practice of medicine, to use a product in ways not approved by regulatory authorities. In particular, while we have received regulatory approval to promote the use of Crosseal as an adjunct to hemostasis in liver surgery only and Quixil as an adjunct to hemostasis for general surgical use in certain European countries and as an adjunct to hemostasis in liver and orthopedic surgeries in other European countries, we are aware that Crosseal/ Quixil is also used by doctors for hemostasis in other types of surgery. Further, in addition to regulatory prohibitions against off-label use, there are safety concerns associated with the practice, since off-label use is generally not supported by the rigorous clinical trials required to support approved uses. A pattern of widespread off-label use could cause the FDA, the EMEA or other regulatory authorities to scrutinize our and Ethicon’s marketing activities regarding Crosseal/ Quixil.
Off-label marketing regulations are subject to varying evolving interpretations. Regulatory authorities have broad enforcement power, and a failure by us or our collaboration partners to comply with these regulations can result in penalties, including warning letters, fines, product recalls or seizures, injunctions, withdrawals of previously approved marketing applications and criminal prosecutions. For example, in May 2004, we received a warning letter from the FDA regarding the failure of a convention poster for Crosseal to provide sufficient information regarding risks associated with Crosseal and its contraindications and to accurately describe its indication as an adjunct to hemostasis

Risk factors

in liver surgery. In response to the letter, we undertook a number of corrective actions. Furthermore, because Crosseal/ Quixil is marketed in the U.S. and the EU primarily by Ethicon, we are exposed to the risk that Ethicon’s promotional activities will not fully comply with regulatory requirements.
If we and our third-party suppliers do not maintain high standards of manufacturing in accordance with cGMP and other manufacturing regulations, our development and commercialization activities could suffer significant interruptions or delays.
We and any third-party suppliers on which we currently or may in the future rely, including the supplier of the application device for Crosseal/ Quixil, must continuously adhere to cGMP and corresponding manufacturing regulations of regulatory authorities outside of the U.S. In complying with these regulations, we and our third-party suppliers must expend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that our products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. Any of these third-party suppliers and we also may be subject to audits by the FDA, EMEA and other regulatory agencies. If any of our third-party suppliers or we fail to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our products could suffer significant interruptions.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY
We are dependent in part on our patents. The validity, enforceability and commercial value of our rights under our patents are highly uncertain.
Our success is dependent in part on obtaining, maintaining and enforcing patent and other intellectual property rights. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that compete with our products. However, the patent position of biopharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed under, or the degree of protection afforded to, patents in this area.
Patent applications we file or license from others may not result in the issuance of a patent. Moreover, the issuance of a patent is not conclusive as to its validity or enforceability. Patents, if issued, may be challenged and either invalidated altogether or substantially narrowed as to scope or determined to be unenforceable. Consequently, we do not know how much protection, if any, patents will provide to us if we attempt to enforce them.
Our patents may not contain claims that are sufficiently broad to prevent others from practicing our technologies or developing competing products. Competitors may be able to use technologies in competing products that perform substantially the same as our technologies but avoid infringing our patent claims. Under such circumstances, our patents would be of little commercial value to us.
We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S. Thus, any patents that we own or license from third parties may not provide commercially meaningful protection from competition.

Risk factors

For many of the technologies we employ in our business, we rely on maintaining competitively sensitive know-how and other information as trade secrets, which may not sufficiently protect this information. Disclosure of this information could impair our competitive position.
As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection. In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret. For example, some of the intellectual property we have developed in relation to our core protein purification technology is not patented but instead is maintained by us in the form of know-how and trade secrets. To maintain the confidentiality of our trade secrets, we generally enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with the terms of these agreements. The disclosure of our trade secrets would impair our competitive position. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. Further, to the extent that our employees, consultants or contractors use trade secret technology or know-how owned by others in their work for us, disputes may arise as to the ownership of related inventions.
Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.
In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. Adding to this uncertainty, in the U.S., patent applications filed in recent years are confidential for 18 months, while older applications are not publicly available until the patent issues. As a result, avoiding patent infringement may be difficult.
If a third party claims that we infringe its patents, any of the following may occur:

➢	we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor’s patent;

➢	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

➢	we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.
In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties.
If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Risk factors

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
There has been substantial litigation and other proceedings regarding patent and intellectual property rights in the biopharmaceutical industry. We may be forced to defend claims of infringement brought by our competitors and others, and we may institute litigation against others who we believe are infringing our intellectual property rights. The outcome of intellectual property litigation is subject to substantial uncertainties and may, for example, turn on the interpretation of claim language by the court, which may not be to our advantage, or on the testimony of experts as to technical facts upon which experts may reasonably disagree. Our involvement in intellectual property litigation could result in significant expense to us. Some of our competitors have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from commercializing products. We, on the other hand, are a relatively small company with comparatively few resources available to us to engage in costly and protracted litigation. Moreover, regardless of the outcome, intellectual property litigation against or by us could significantly disrupt our development and commercialization efforts, divert our management’s attention and quickly consume our financial resources.
In addition, if third parties file patent applications or issue patents claiming technology that is also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office or in other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and scientific personnel will be diverted in pursuit of these proceedings.
RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK
There is no established trading market for our common stock, and the price of our common stock may be highly volatile or may decline regardless of our operating performance.
Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market for our common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future performance, and may not bear any relationship to the price at which our common stock will trade upon completion of this offering. You may be unable to sell your shares of common stock at or above the initial public offering price.
The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:

➢	developments concerning Crosseal II/ Quixil II, the BHD or any of our product candidates;

➢	new products introduced or announced by us or our competitors;

➢	announcements of technological innovations by us or our competitors;

➢	expiration or termination of licenses, research contracts or other collaboration agreements;

➢	conditions or trends in the regulatory climate in the biopharmaceutical industry;

➢	intellectual property, product liability or other litigation against us;

➢	actual or anticipated variations in our operating results;

➢	changes in financial estimates by securities analysts;

Risk factors

➢	changes in the market valuations of similar companies; and

➢	sales of shares of our common stock, particularly sales by our officers, directors and significant stockholders.
In addition, equity markets in general, and the market for small biopharmaceutical companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. Changes in economic conditions in the U.S., the EU or globally could also impact our ability to grow profitably. These broad market and industry factors may materially affect the market price of our common stock, regardless of our business or operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.
You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.
If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. In addition, you will experience immediate and substantial dilution insofar as the initial public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. In the past, we issued options to acquire shares of common stock at prices significantly below the initial public offering price. To the extent these options are ultimately exercised, you will incur further dilution. For additional information, see the section of this prospectus entitled “Dilution.”
The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.
Following completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock will beneficially own approximately 55% of our common stock (assuming no exercise of the underwriters’ over-allotment option). In particular, MPM BioVentures I LLC and its affiliates will own 22.4% of our common stock and Robert Taub will own 24.4% of our common stock. As a result, our directors, executive officers and holders of 5% or more of our outstanding common stock, acting together, or MPM BioVentures I LLC and its affiliates, or Robert Taub, may be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and approval of mergers or other significant corporate transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. This concentration of ownership could also have the effect of delaying, deferring or preventing a change in our control or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.
We have broad discretion in the use of the proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment.
We expect to use proceeds from this offering to partially finance the construction of our second manufacturing facility, to fund our plan to expand our biosurgical product line and to penetrate the market for biosurgical products in Japan and other countries, to repay all amounts outstanding under our loan and security agreement with Hercules Technology Growth Capital Inc., to repay principal, accrued interest and a prepayment premium to holders of our new convertible promissory notes who demand such payment, and for working capital and other general corporate purposes, including acquiring businesses, products or technologies that are complementary to our current or future business and product lines. However, our management has broad discretion over how these proceeds

Risk factors

are used and could spend the proceeds in ways with which you may not agree. We may not invest the proceeds of this offering effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline or delay the development of our product candidates.
Certain provisions of Delaware law and our organizational documents could delay or discourage takeover attempts that stockholders may consider favorable.
Certain provisions of our second amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and second amended and restated bylaws, which we refer to as our bylaws, both of which will become effective upon the closing of this offering, and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions:

➢	allow the authorized number of directors to be changed only by resolution of our board of directors,

➢	allow our board of directors to designate the terms of and issue, without stockholder approval, series of preferred stock with voting or other rights or preferences that could operate to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

➢	require that stockholder action must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

➢	limit who may call meetings of our stockholders;

➢	require our stockholders to comply with advance notice procedures to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders; and

➢	require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote to amend certain provisions of our certificate of incorporation and bylaws.
In addition, Section 203 of the Delaware General Corporation Law, or DGCL, generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock without the approval or our board of directors. These provisions could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
Future sales of our common stock may cause the market price of our common stock to fall.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 14,316,371 shares of common stock based on the number of shares outstanding as of December 31, 2005. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining approximately 10,871,000 shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future. Moreover, after the expiration of the lock-up period described in the section of this prospectus entitled “Shares eligible for future sale—Lock-up agreements” approximately 10,871,000 shares of our

Risk factors

common stock and 943,680 shares of common stock issuable upon the exercise of outstanding warrants and underlying options will be eligible for resale. The holders of our common stock and warrants will have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our stock plans. For additional information, see the section of this prospectus entitled “Shares eligible for future sale.”
We have never operated as a public company and fulfilling our obligations incident to being a public company will be expensive and time consuming.
As a private company with limited resources, we have maintained a small finance and accounting staff. As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the Nasdaq National Market, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will increase our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.
In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent public accounting firm attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2007. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.
RISKS RELATED TO OUR OPERATIONS IN ISRAEL
Political and military instability and other factors may adversely affect our operations in Israel.
All of our manufacturing and research and development facilities and a substantial portion of our personnel are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and which has continued with varying levels of severity into 2005. Any armed conflict, political instability or continued violence in the region may have an adverse effect on our business and our results of operations and adversely affect the share price of companies with significant Israeli operations such as us.
In addition, since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions in business activity, and our business interruption insurance may not adequately compensate us for any losses that may occur. Any losses or damages incurred by us could have a material adverse effect on our business.

Risk factors

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.
Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. In response to the increase in terrorist activity and the Palestinian uprising, there have been, at times, significant call-ups of military reserves, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, which could have a material adverse effect on our business and financial condition.
The Israeli government programs and tax benefits in which we have participated and in which we currently participate, or from which we may receive benefits, require us to meet certain conditions. These programs or benefits may be terminated or reduced in the future, which could increase our costs.
Part of our investment in fixed assets at our manufacturing facility near Tel Aviv, Israel has been granted Approved Enterprise status under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law. As a result, we are eligible to receive tax benefits. These benefits are conditioned upon our fulfilling certain requirements stipulated in the Investments Law and its regulations, and the criteria set forth in the specific certificate of approval, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we do not meet these requirements in the future, our tax benefits may be reduced or canceled and we could be required to refund any tax benefits already received at that time.
In addition, these programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. Changes in the policy of the Israeli Government in particular, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.
It may be difficult to enforce a U.S. judgment against us, our officers and the Israeli experts named in this prospectus outside the U.S., or to assert U.S. securities laws claims outside of the U.S.
The majority of our executive officers are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or foreign court, or to effect service of process upon these persons in the U.S. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus.
Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or the SEC, after the date of this prospectus.

Use of proceeds
We estimate that we will receive approximately $36 million in net proceeds from the sale of our common stock in this offering, assuming an initial public offering price of $12.00 and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $3.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $42 million.
We currently expect to use the net proceeds of this offering as follows:

➢	approximately $15 million to partially finance the construction of our second manufacturing facility, out of a total estimated cost of $25 million with the balance being financed by loans from commercial banks, which we believe will allow us to expand our manufacturing capabilities for all of our products and product candidates;

➢	approximately $6 million to fund our plan to expand our biosurgical product line and to penetrate the market for biosurgical products in Japan and other countries, which we believe will allow us to register one or more of our biosurgical products, including Crosseal/Quixil and Crosseal II/Quixil II, independently or in collaboration with a local partner;

➢	approximately $4.4 million to repay all amounts outstanding under our loan and security agreement with Hercules Technology Growth Capital Inc., including the prepayment penalty of 1.25%; this loan bears interest at an annual rate of 11.45% and matures on March 1, 2008;

➢	we may use up to $3.8 million to repay principal, accrued interest and a prepayment premium of up to 100% to holders of our new convertible promissory notes who demand such prepayment; these notes bear interest at an annual rate of 10% and mature on December 30, 2007; and

➢	the balance for working capital and other general corporate purposes.
In addition, we may use a portion of the net proceeds from this offering to acquire businesses, products or technologies that are complementary to our current or future business and product lines, but we currently have no commitments, agreements, or understandings relating to any of these types of transactions.
We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements for at least the next 12 months.
The allocation of the net proceeds of this offering described above represents our best current estimate of our projected operating requirements. Our management will have broad discretion in the application of the net proceeds and we reserve the right to change the use of these proceeds in response to certain contingencies such as the results of our commercialization activities, competitive developments, opportunities to acquire or in-license products, technologies or businesses and other factors.

Dividend policy
We have not declared or paid any cash dividends to date. We currently intend to retain future earnings, if any, to fund the development and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of December 31, 2005:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale of the shares of common stock by us in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	As of
	December 31, 2005

	Actual	As adjusted

	(in thousands, except
	share and per share data)
Cash and cash equivalents(1)	$6,494	$43,389

Total debt	$11,105	$11,105

Stockholders’ equity (deficiency):
Common stock, $0.01 par value per share; 14,545,455 shares authorized; 10,885,996 shares issued and 10,878,871 outstanding, actual; 14,316,371 shares issued and outstanding, as adjusted	109	143
Additional paid in capital	87,314	123,682
Treasury stock	(44)	(44)
Other components of stockholders’ deficiency	(870)	(766)
Accumulated deficit	(92,072)	(92,176)

Total stockholders’ equity (deficiency)	(5,563)	30,839

Total capitalization	$5,542	$41,944

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would result in an increase (decrease) in adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficiency) and total capitalization by $3.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. This table is based on 10,878,871 shares of our common stock outstanding as of December 31, 2005 and excludes, as of that date:

➢	737,382 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $2.75 to $21.34 per share, with a weighted average exercise price of $8.46 per share;

➢	at least 347,011 shares of our common stock issuable upon conversion of approximately $2 million principal amount of our new convertible promissory notes at an assumed conversion price of $6.19 per share if holders should elect to convert the notes upon the occurrence of certain events;

➢	690,365 shares of our common stock available for future grant under our 2004 Equity Incentive Plan and 2005 Equity Incentive Plan for Israeli Employees; and

➢	323,137 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2005 at a weighted average exercise price of $13.84 per share.

Dilution
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you pay in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value (deficiency) as of December 31, 2005 was approximately $(6.1) million, or approximately $(0.56) per share of common stock. Net tangible book value (deficiency) per share is equal to our total tangible assets minus total liabilities, divided by the number of shares of common stock outstanding.
After giving effect to the sale of the 3,437,500 shares of our common stock we are offering at an assumed initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $30 million, or approximately $2.12 per share of common stock. This represents an immediate increase in net tangible book value (deficiency) of approximately $2.68 per share to existing stockholders and an immediate dilution of approximately $9.88 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$12.00
Historical net tangible book value (deficiency) per share as of December 31, 2005	$(0.56)
Increase per share attributable to the offering	2.68

As adjusted net tangible book value per share after this offering		2.12

Dilution per share to new investors		$9.88

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our as adjusted net tangible book value by $3.2 million, or $0.22 per share (changing the dilution in net tangible book value per share to investors in this offering), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of December 31, 2005 will increase to approximately $2.43 per share, representing an increase to existing stockholders of approximately $2.99 per share, and there will be an immediate dilution of approximately $9.57 per share to new investors.
The following table summarizes, on an as adjusted basis as of December 31, 2005, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Shares purchased		Total consideration
					Average price
	Number	%	Amount	%	per share

Existing stockholders	10,878,871	76	$54,649,200	60	$5.02
New investors	3,437,500	24	36,401,837	40	10.59

Total	14,316,371	100%	$91,051,037	100%	$6.36

Dilution

Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $3.2 million, $3.2 million and $0.22, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their over-allotment option in full, the following will occur:

➢	the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 73% of the total number of as adjusted shares of our common stock outstanding after this offering; and

➢	the number of shares of our common stock held by new public investors will increase to 3,953,125, or approximately 27% of the total number of shares of our common stock outstanding after this offering.
The tables and calculations above are based on 10,878,871 shares outstanding as of December 31, 2005 and exclude:

➢	737,382 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $2.75 to $21.34 per share, with a weighted average exercise price of $8.46 per share;

➢	at least 347,011 shares of our common stock issuable upon conversion of approximately $2 million principal amount of our new convertible promissory notes at an assumed conversion price of $6.19 per share if holders should elect to convert the notes upon the occurrence of certain events;

➢	690,365 shares of our common stock available for future grant under our 2004 Equity Incentive Plan and 2005 Equity Incentive Plan for Israeli Employees; and

➢	323,137 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2005, at a weighted average exercise price of $13.84 per share.

Selected consolidated financial data
The following selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2002 and the balance sheet data as of December 31, 2003 are derived from our audited consolidated financial statements, and the balance sheet data as of December 31, 2002 is derived from our unaudited consolidated financial statements, not included in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2001 and the balance sheet data as of December 31, 2001 are derived from our unaudited consolidated financial statements not included in this prospectus.

	Year ended December 31,

Consolidated statement of operations data:	2001	2002	2003	2004	2005

	(unaudited)
		(in thousands, except per share data)

Revenues:
Product sales	$14,186	$11,822	$14,232	$17,567	$22,478
Development services and grants	—	404	715	2,381	5,021

Total revenues	14,186	12,226	14,947	19,948	27,499

Cost of revenues:
Product sales	13,002	9,753	13,601	15,421	16,982
Development services and grants	—	—	715	2,121	3,969

Total cost of revenues	13,002	9,753	14,316	17,542	20,951

Gross profit	1,184	2,473	631	2,406	6,548

Operating expenses:
Research and development, clinical and regulatory expenses, net	6,484	3,441	2,751	2,980	3,224
Selling, marketing, general and administrative expenses	4,263	3,701	3,826	4,790	5,514

Total operating expenses	10,747	7,142	6,577	7,770	8,738

Operating loss	(9,563)	(4,669)	(5,946)	(5,364)	(2,190)

Financial expenses, net(1)	5,276	805	627	2,466	25,522
Other income (expense), net	(39)	(39)	7	1,226	—

Net loss	(14,878)	(5,513)	(6,566)	(6,604)	(27,712)

Accrued dividend and induced conversion of preferred stock and warrants(2)	—	—	—	(121)	6,491

Net loss for common stockholders	$(14,878)	$(5,513)	$(6,566)	$(6,725)	$(21,221)

Basic net loss per share of common stock	$(4.29)	$(1.60)	$(1.89)	$(1.93)	$(2.01)

Diluted net loss per share of common stock	$(4.29)	$(1.60)	$(1.89)	$(1.93)	$(2.45)

Weighted average number of shares of common stock outstanding-basic	3,475,915	3,475,091	3,469,451	3,469,451	10,562,885

Weighted average number of shares of common stock outstanding-diluted	3,475,915	3,475,091	3,469,451	3,469,451	10,578,620

(1)	For the year ended December 31, 2005, includes $20,932 in connection with our recapitalization which we describe in the section of this prospectus entitled “Management’s discussion and analysis of financial conditions and results of operations—Results of operations—Years ended December 31, 2003, 2004 and 2005—Financial expenses, net.”

(2)	For the year ended December 31, 2005, represents the excess of the carrying amount of preferred stock and warrants over the value of the common stock received by the holders upon conversion under the recapitalization agreement.

Selected consolidated financial data

	As of December 31,

Consolidated balance sheet data:	2001	2002	2003	2004	2005

	(in thousands)
	(unaudited)

Cash and cash equivalents	$2,929	$4,385	$1,813	$5,489	$6,494
Working capital	5,090	5,584	(12,517)	(8,214)	3,478
Total assets	18,870	19,629	20,845	24,735	26,290
Total debt	27,732	32,613	36,671	38,442	11,105
Temporary equity	5,006	5,006	5,006	10,019	—
Accumulated deficit	(50,322)	(57,560)	(64,126)	(70,851)	(92,072)
Stockholders’ equity (deficiency)	(16,715)	(27,809)	(37,689)	(46,146)	(5,563)

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected consolidated financial data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk factors” and elsewhere in this prospectus.
OVERVIEW
We are a commercial-stage biopharmaceutical company that develops and markets innovative biological products. We utilize our proprietary protein purification technology and manufacturing know-how to develop biosurgical and passive immunotherapy products. Our biosurgical product line includes products and product candidates that are used or are intended to be used for hemostasis and other surgical applications. Our passive immunotherapy product line includes antibody-rich products and product candidates for the treatment of immune deficiencies and infectious diseases, including potential biodefense applications.
Our current biosurgical product is a fibrin sealant used for hemostasis in surgical procedures, marketed as Crosseal in the U.S. and as Quixil outside of the U.S. It is sold in the U.S., the EU and several other European countries under a distribution and supply agreement we have with Ethicon. We sell Quixil in several other countries directly or through local distributors.
Our passive immunotherapy products include: IVIG, marketed in Israel for the treatment of patients with immune deficiency; VIG, supplied under government contracts for the treatment of smallpox vaccine-related complications; and HBIG, marketed in Israel for the prevention of reinfection of transplanted livers in liver transplant patients with HBV.
Our revenues are derived from two sources: (a) product sales, comprised of unit sales and revenue recognition of upfront fees and milestone payments, and (b) development services and grants. We derive product sales revenues and development services and grants revenues from both our biosurgical and passive immunotherapy product lines. Our biosurgical product sales revenues are comprised of unit sales and revenue recognition of upfront fees and milestone payments under our collaboration agreements. For the years ended December 31, 2004 and 2005, 90% and 87%, respectively, of our biosurgical product sales were generated from unit sales. Our passive immunotherapy product sales revenues are generated primarily from product sales. Our biosurgical product line generates development services revenues from our collaborators in connection with our research and development services, while the passive immunotherapy product line generates these revenues from government grants. Revenues are recognized in our financial statements as described in “Significant accounting policies.”
During 2005, our biosurgical product line and our passive immunotherapy product line generated approximately 40% and 55%, respectively, of our revenues. In 2005, approximately 5% of revenues were generated by sales of other plasma-derived products, such as Factor VII and albumin, that we produced prior to 2005; revenues from these products are not included in either our biosurgical or passive immunotherapy revenues. Beginning in 2004, we began to reduce production of these products due to price erosion. Currently, we do not manufacture these products. For the years ended December 31, 2004 and 2005, 10% and 5% of our revenues, respectively, were generated by sales of other products.

Management’s discussion and analysis of financial condition and results of operations

For the years ended December 31, 2003, 2004 and 2005, net losses were $6.6 million, $6.7 million and $21.2 million, respectively. Our operating profit for the three months ended December 31, 2005 was $633,000, representing an increase of $1.3 million over the operating loss of $721,000 for the corresponding period in 2004. We have experienced considerable quarter-to-quarter variation in our results of operations, consequently these quarterly results should not be reviewed as predictive of future results.
Our functional currencies are the U.S. dollar and the Euro, which are the primary currencies of the economic environments in which we operate. Our consolidated financial statements include the financial statements of our Belgian subsidiary, Omrix Biopharmaceuticals S.A., which are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” Omrix Biopharmaceuticals S.A. is primarily engaged in European regulatory affairs, marketing and logistics support. Because our reporting currency is the dollar, fluctuations in the Euro-dollar exchange rate have an impact on our intercompany balances and therefore on our operating results. In addition, we expect to be paid in British pounds under the contract we were awarded by the United Kingdom to provide VIG to the United Kingdom Department of Health. Therefore, we expect to be exposed to fluctuations in the British pound-dollar exchange rate through the third quarter of 2006.
FACTORS AFFECTING RESULTS OF OPERATIONS
Revenues
We derive our revenues from two sources: (a) product sales, comprised of unit sales and revenue recognition of upfront fees and milestone payments, and (b) development services and grants. The majority of our revenues are generated by product sales.
Product sales
Product sales revenues consist of product sales, comprised of unit sales and revenue recognition of upfront fees and milestone payments. We sell our products both directly to the market and to our distributors, depending on the product and market. Our sales are generally made on the basis of a per unit price charged to the health care service provider.
In our biosurgical product line, beginning in October 2002 and prior to our current distribution and supply agreement with Ethicon, we had a distribution agreement with the American Red Cross to market Crosseal in the U.S. and Canada. This agreement was terminated in 2004, and our distribution and supply agreement with Ethicon was subsequently amended to include the U.S. and Canada as part of Ethicon’s exclusive distribution territory. Under our distribution and supply agreement with Ethicon, we are entitled to payment for each unit Ethicon purchases from us in each quarter. The transfer price paid to us for the units purchased in a quarter is calculated based on the average price at which units are sold by Ethicon in that quarter multiplied by a percentage that is fixed for each specific product in the relevant year. The transfer price is adjusted depending on the dollar amount and our scheduled percentage of Ethicon’s net sales during the quarter, subject to specified minimum and maximum transfer price amounts. The minimum transfer price is also subject to periodic readjustments designed to preserve our gross profit margin for the particular product in the event of regulatory changes that cause an increase in the unit costs of our cost variables or in our manufacturing costs for that product. These prices are also subject to readjustment upon extraordinary increases in our raw materials or supply costs. In each event, the extent of any price increase is to be agreed upon between the parties.
In addition, under certain of our collaborative agreements for distribution, supply and development of our products or product candidates, we are entitled to receive non-refundable upfront fees upon the grant of distribution rights. We are also entitled to receive payments upon achieving specified milestones. Both upfront fees and milestone payments are recognized as revenues ratably over the remaining life of the contract under which the payments are made, in accordance with Staff

Management’s discussion and analysis of financial condition and results of operations

Accounting Bulletin, or SAB, 104, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force Issue, or EITF, No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Prior to their being recognized, the payments are classified on the balance sheet based on time to recognition, either as deferred revenues in long-term liabilities or as other accounts payables in current liabilities.
In our passive immunotherapy product line, we recognize revenues upon delivery of the products and, where applicable, acceptance. We derive revenues from sales of our passive immunotherapy products for biodefense applications from government contracts. As government demand for these products and our success in obtaining additional government contracts fluctuates, our revenues from sales of these products can fluctuate. For example, we expect the final payment under the contract we were awarded by the United Kingdom to provide VIG to be made in the third quarter of 2006.
Development services and grants
In both of our product lines, we recognize revenues in connection with research and development services we render for our collaborators, such as Ethicon, and reimbursement of expenses by governmental agencies, such as the NIH, which we incur in connection with the performance of research and development under the terms of our grants.
Cost of revenues and gross margin
Our cost of revenues consists of cost of product sales and cost of development services and grants.
Cost of product sales and gross margin
Cost of product sales for both of our product lines includes direct costs, such as raw material costs, labor, fixed overhead, and auxiliary material, such as the Crosseal/ Quixil application device, and services, such as sterilization, provided by third parties. Most of the raw materials we utilize are common to both of our product lines and include plasma and auxiliary supplies, such as filters and chemicals, used in our manufacturing processes. Our indirect costs include lease payments, maintenance and depreciation of manufacturing equipment and utilities, and labor and overhead expenses.
Our gross margin is impacted by two main factors:

➢	Sales price: the dollar amount we receive for sales of products in each of our product lines is determined by the per unit price charged to the health care provider. The transfer price paid to us by Ethicon is computed as a percentage of the sales price that Ethicon charges its customers, as we describe in the section of this prospectus entitled “—Factors affecting results of operations—Revenues” above. Our gross margin on our biosurgical product sales to Ethicon should be considered with the understanding that we do not bear selling and marketing expenses in connection with such sales.

➢	Cost of production:

-	Production efficiency (measured as the cost of a saleable unit), which increases or decreases as a result of either (a) a change in batch size because the fixed costs associated with the manufacturing process (such as direct labor costs and quality control) are allocated over all of the saleable units in a batch or (b) a change in the number of batches we produce in a given period because plant overhead costs (such as rent and maintenance) are allocated over all of the batches produced in such period. We expect the annual number of batches we produce to increase to the extent that demand for our products grows.

-	Raw material costs, primarily plasma or plasma fractions, which we purchase at market prices. We endeavor to increase the cost efficiency of our raw materials and therefore we constantly make decisions regarding purchasing either plasma or plasma fractions based on manufacturing economics. These purchasing decisions are driven by the cost of the raw material unit (either

Management’s discussion and analysis of financial condition and results of operations plasma or plasma fractions), the processing costs and the total sales value that can be generated from the different products that we can manufacture from a single unit of raw material. Our ability to use specific raw materials depends, in part, on regulatory approvals obtained by suppliers.
Cost of development services and grants
Cost of development services and grants includes research, development and clinical trial expenses that we incur in connection with projects under contracts with collaborators, such as Ethicon, or under grants from government organizations, such as the NIH.
Research and development, clinical and regulatory expenses, net
Our research and development, clinical and regulatory expenses include costs of personnel, including third party consultants, materials and expenses incurred in connection with the conduct of research and development and clinical trials. These expenses do not include research and development, clinical and regulatory expenses that we incur under contracts with collaborators, such as Ethicon, or under grants from governmental agencies, such as the NIH. Such third party financed expenses are included in cost of development services and grants. The net adjustment to this line item is immaterial. We expect our research and development, clinical and regulatory expenses to increase as we increase development of non-partnered product candidates.
Below we provide certain information about our major research and development projects:
Crosseal II/ Quixil II. In July 2005, we began a multi-center Phase III clinical trial with Crosseal II/ Quixil II for hemostasis in peripheral vascular surgery in the U.S. and EU and we have commenced a multi-center Phase III trial with Crosseal II/ Quixil II for hemostasis in kidney surgery in the U.S. We expect to file for Crosseal II, a supplement for an expanded indication in 2006 and a supplement for an adjunct to hemostasis for general surgical use in 2007 and, if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the U.S. during 2007. We expect to file Phase III results for the peripheral vascular and kidney surgeries clinical trials for Quixil II in 2007, and if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the EU during 2008.
BHD. We have conducted several successful pre-clinical tests in laboratory animals with our BHD, and we expect to conduct a Phase I/II clinical pilot study in Israel followed by clinical trials in the U.S.
Thrombin stand-alone and flowable. We are conducting a multi-center Phase III clinical trial with thrombin stand-alone in the U.S. We expect to submit a BLA to the FDA during 2006 and, if it is approved, to launch the product during 2007. We plan to file a 510(k) Premarket Notification with the FDA for our flowable thrombin after obtaining approval of our thrombin stand-alone product candidate in the U.S.
HT-VIG. We have started testing HT-VIG in animals in the first quarter of 2006. Although we will not perform human clinical trials, we intend to make certain regulatory filings with the FDA during 2007.
WNIG. The NIH is currently conducting a multi-center Phase I/II clinical trial in the U.S. with our WNIG product candidate. We expect to submit a BLA to the FDA during 2008.
Development of our biosurgical product candidates, Crosseal II/ Quixil II, thrombin and BHD, is conducted in collaboration with Ethicon. Since we will earn milestone payments in connection with these development projects only upon their completion, a delay in development will cause such milestone payments to be received later then anticipated. We believe that a possible delay in receiving milestone payments would not have a material adverse impact on our financial position or liquidity. Our balance sheet as of December 31, 2005 does not include any capitalized expenses in connection with the development of these product candidates. Development of our passive immunotherapy product candidates, HT-VIG and WNIG, is funded by the NIH. If we do not meet the anticipated

Management’s discussion and analysis of financial condition and results of operations development schedule for these development projects, the NIH may not grant us an extension of time to complete the research. In that case, we would be required to refund to the NIH any amounts of the grant that had not been utilized. We record funding by the NIH in excess of actual cost incurred as a liability on our financial statements, therefore a repayment of unused funds to the NIH should have no material adverse impact on our financial position.
Our cost incurred in respect of each of our major development projects for the years ended December 31, 2003, 2004 and 2005 are presented in the table.

	Crosseal II/
	Quixil II	BHD	Thrombin	HT-VIG	WNF

	(in thousands
2003	$121	$27	$14	176	—
2004	692	907	386	431	—
2005	581	2,423	172	1,031	56
Selling, marketing, general and administrative expenses
For the marketing of our biosurgical products, we utilize the sales and marketing capabilities of our collaborators, in particular, Ethicon, and as a result we do not expect our sales and marketing expenses for this product line to increase significantly in the near future in the U.S. and the EU. Our selling and marketing expenses relate to our sales and marketing personnel in Israel and Europe. These expenses consist primarily of internal sales personnel salaries and commissions, their travel and related marketing costs, such as trade shows and marketing materials, as well as subcontractors fees and related overhead expenses. Our administrative and general expenses consist of management and administrative salaries and consulting fees, travel costs and legal and accounting fees. Selling and marketing expenses have historically been lower than administrative and general expenses. We expect that our administrative and general expenses will increase significantly due to the regulatory obligations associated with being a public company and our intention to increase our business development activities.
Financial expenses, net
Financial expenses consist of interest and fees payable on outstanding loans from banks and other financial institutions. Financial income includes interest income, which is interest earned on deposits we maintain with banks. In addition, financial expenses and income include expenses and income related to the impact of fluctuations in the Euro-dollar exchange rates, as to our Belgian subsidiary’s intercompany balances, and the NIS-dollar exchange rate, as to our Israeli subsidiary’s operations. In 2005, financial expenses also included financial charges in connection with our recapitalization, which mainly reflect the fair market value of shares of common stock transferred to note holders in excess of shares of common stock issuable pursuant to the original conversion terms of certain notes, and the difference between the fair market value of the securities issued in the recapitalization and the book or conversion value of the other converted notes.
Other income (expense), net
Other income includes non-operating income resulting from the sale of fixed assets or certain non-operational transactions such as the termination of our distribution agreement with the American Red Cross in 2004 and represents the recognition of previously deferred income and other compensation received on termination, which is net of certain costs related to the termination.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported

Management’s discussion and analysis of financial condition and results of operations amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, included in this prospectus. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. Accounting policies that, in their application to our business, involve the greatest amount of subjectivity by way of management judgments and estimates are those relating to:

➢	revenue recognition;

➢	income taxes;

➢	inventory reserves; and

➢	accounting for stock-based compensation and fair value of our common stock.
Revenue recognition
We recognize revenues from product sales in accordance with SAB 104. SAB 104 requires recognition of revenues from product sales that require no continuing performance on our part if four basic criteria have been met:

➢	there is persuasive evidence of an arrangement;

➢	delivery has occurred and title has passed to our customer;

➢	the fee is fixed and determinable and no further obligation exists; and

➢	collectibility is reasonably assured.
Our collaborative revenue is generated primarily through collaborative research, development and commercialization agreements with collaborators for the discovery, development and commercialization of new products, as well as for manufacturing services. The terms of the agreements typically include payment of non-refundable upfront fees, guaranteed time based payments, funding of research and development efforts, payments based upon achievement of certain milestones and payments based on product sales.
Milestones based on designated achievement points that are considered at-risk and substantive at the inception of the collaborative agreements are recognized as earned, when the earnings process is complete and the corresponding payment is reasonably assured. We evaluate whether milestones are at risk and substantive based on the contingent nature of the milestone, specifically reviewing factors such as the technological and commercial risk that needs to be overcome and the level of investment required.
EITF No. 00-21, “Revenue Agreements with Multiple Deliverables,” or EITF 00-21, addresses whether for revenue recognition purposes there is one or several elements in an arrangement. We concluded that under EITF 00-21 these arrangements should be accounted for as one unit of accounting because we could not establish fair value for each of the undelivered elements in the transaction. The upfront fees and milestone payments are recorded when earned, but revenues are deferred and recognized ratably over the remaining period of performance. Research funding received is recognized as earned over the period of performance.
When the sale price of one of our products is subject to adjustments based on our distributor’s actual sales price to its end users, we recognize revenues based on the sale price to the end user that we

Management’s discussion and analysis of financial condition and results of operations calculate at the end of each quarter. We calculate the price based on the actual average selling price through the reporting period provided by our distributor. Adjustments, if any, are made in the following quarter reflecting the difference between our calculation and actual reported sales prices for that period. To date, adjustments have not been significant. To the extent timely information from our distributor is not available to us, we may be unable to recognize revenues from that distributor until such information is available to us. We do not grant the right of return to our distributors.
Income taxes
We are required to calculate and account for income taxes in each jurisdiction in which we or our subsidiaries operate. This involves estimating the current tax exposure in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Our estimates regarding the valuation allowance for deferred tax assets require that we make significant estimates and judgments regarding our future operating results. Our ability to realize deferred tax assets depends on our future taxable income as well as limitations on their utilization. A deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The projections of our operating results on which the establishment of a valuation allowance are based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies and product costs. If actual results differ from these projections, or if our expectations of future results change, it may be necessary for us to adjust the valuation allowance. We expect that during the period in which our net operating loss carryforwards in Israel are utilized, our income in Israel will be substantially tax exempt. Although we believe that our estimates and judgments about the tax contingencies and valuation allowance are reasonable, actual results could differ, and we may be exposed to income tax expenses that could be material.
Inventory reserves
We value our inventories at the lower of cost or estimated market value. We estimate market value based on our current pricing and market conditions. Inventory write-offs are taken for products that will expire within six months, based upon assumptions about future demand and market conditions and when market prices are lower than cost. The estimates we use for future demand are also used for near-term capacity planning and inventory purchasing. If our estimates regarding demand are inaccurate, we may be exposed to losses or gains in excess of our established markdown reserve that could be material.
Accounting for stock-based compensation and fair value of our common stock
We account for our stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized based on the excess, if any, of the fair value of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the shares. We disclose the pro forma effects on net loss had the fair value of the options been expensed in Note 2 to our financial statements, included in this prospectus. Generally, the exercise price for stock options granted to employees equals the fair market value of the shares at the date of grant, thereby resulting, under APB 25, in no recognition of compensation expense. For awards that generate compensation expense as defined under APB 25, we calculate the amount of compensation expense and recognize the expense over the vesting period of the award.
On each grant date, we determine the fair market value of the underlying common stock. In making that determination, we consider several factors, including transactions in our securities between unaffiliated third parties; the issuance to third parties of our convertible promissory notes, convertible

Management’s discussion and analysis of financial condition and results of operations notes and Series A and Series B Preferred Stock; the liquidation preference and other superior rights of the convertible notes and preferred stock; our operating and financial performance and other company-specific milestones; and market trends for public companies involved in similar businesses.
Management assessed its prior fair value estimates preceding this offering, based on the factors discussed above, the valuation approaches set forth in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and an assessment of market considerations, including the likelihood of completing an initial public offering, the uncertainties inherent in a public offering and discussions with the underwriters.
The fair value of the common stock underlying options granted from January 1, 2005 through December 31, 2005 was originally estimated by the board of directors and management. As part of our preparations for filing our financial statements in connection with this initial public offering, we reassessed, retrospectively, the valuations of common stock relating to grants of options during the year ended December 31, 2005.
Determining the fair value of our stock requires making complex and subjective judgments. In determining fair value, we made certain assumptions, considered significant factors and used certain methodologies. In making this determination, we used a combination of valuation alternatives including the value of our securities in a transaction between independent third parties, the income approach and market comparables. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with our business plan at the time of each grant. The market comparables approach references actual performance indicators of the enterprise being valued to similar enterprises that are traded in the public markets.
We considered certain significant factors that contributed to the difference between the fair value of shares of our common stock as of the date of each grant and estimated initial public offering price. As disclosed more fully in Note 13g to our consolidated financial statements included elsewhere in this prospectus, we granted stock options with exercise prices of $6.19 to $13.75 during the year ended December 31, 2005, which we determined to be the fair value of our common stock at the dates of grants. The basis for the estimated increase in the fair value of our common stock between the dates of grants and since December 31, 2005 to date include:

➢	the award of an approximately $20 million supply agreement for our VIG from the UK government in the second half of 2005;

➢	the results of Ethicon’s launch of Crosseal in the US;

➢	the progress made in the development of our biosurgical product candidates, in particular BHD;

➢	the progress made in the development of our immunotherapy product candidates, in particular HT-VIG; and

➢	the reduction in the illiquidity discount applicable to the fair value of our common stock as the uncertainty associated with successfully completing this initial public offering is reduced.
Management determined retrospectively that the fair value of the underlying common stock immediately following our recapitalization was $6.19 per share using the same methodology. The financial expense resulting from the recapitalization of $20.9 million recorded in our financial statements for the year ended December 31, 2005 was determined with this share price.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
Years ended December 31, 2003, 2004 and 2005
Revenues
Our revenues increased by $5.0 million, or 34%, from $14.9 million in 2003 to $19.9 million in 2004 and by $7.6 million, or 38%, to $27.5 million in 2005. Year-over-year product sales increases were 23% in 2004 and 28% in 2005, and year-over-year development services and grants increases were 233% in 2004 and 108% in 2005.
Our revenues for each of our product lines as well as revenues from other plasma-derived products for the years ended December 31, 2003, 2004 and 2005 are presented in the table below.

	Year Ended December 31,

	2003	2004	2005

	(in millions)
Biosurgical products:
Product sales	$2.5	$5.2	$7.0
Development services	0.6	2.0	4.0

Total	3.1	7.2	11.0

Passive immunotherapy products:
Product sales	9.0	10.4	14.2
Grants	*	0.4	1.0

Total	9.0	10.8	15.2

Other products	2.8	1.9	1.3

Total	$14.9	$19.9	$27.5

*	Represents amounts less than $100,000.
The year-over-year decrease of 32% in 2004 and 32% in 2005 in revenues from other plasma-derived products reflects our decision to exit this market due to price erosion.
Biosurgical
General. Revenues from our biosurgical product line increased by $4.1 million, or 132%, from $3.1 million in 2003 to $7.2 million in 2004 and by $3.8 million, or 53%, to $11 million in 2005.
Product sales. Biosurgical product sales revenues increased by $2.7 million, or 108%, from $2.5 million in 2003 to $5.2 million in 2004 and by $1.8 million, or 35%, to $7.0 million in 2005. Of these amounts, revenues reflecting up-front and milestone payments were $75,000, $559,000 and $972,000 in 2003, 2004 and 2005, respectively. The year-over-year increase in the up-front and milestone payments recognized as revenue reflects additional milestone payments earned and longer recognition periods over the reported years. The increase from 2003 to 2004 reflects a complete year of sales of our products under our distribution agreements. This increase was offset in part by the termination of our distribution agreement with the American Red Cross in July 2004 and the lag between this termination and the re-launch of Crosseal in the U.S. in January 2005 by Ethicon under our distribution and supply agreement with them. The increase from 2004 to 2005 was largely due to the increased sales in the U.S. after the January 2005 re-launch of Crosseal.

Management’s discussion and analysis of financial condition and results of operations

Development services and grants. Biosurgical development services revenues increased by $1.4 million, or 203%, from $659,000 in 2003 to $2.0 million in 2004 and by $2.0 million, or 100%, to $4.0 million in 2005. The year-over-year increases during these periods were primarily due to the additional services we performed in connection with the development of our product candidates under our development agreement with Ethicon.
Passive immunotherapy
General. Revenues from our passive immunotherapy product line increased by $1.8 million, or 20%, from $9.0 million in 2003 to $10.8 million in 2004 and by $4.4 million, or 41%, to $15.2 million in 2005.
Product sales. Passive immunotherapy product sales revenues increased by $1.4 million, or 16%, from $9.0 million in 2003 to $10.4 million in 2004 and by $3.8 million, or 37%, to $14.2 million in 2005. The increase from 2003 to 2004 was due to a 38% increase in IVIG unit sales despite a 16% decrease in average per unit price as a result of an aggressive price reduction demanded by our primary purchaser. The increase between 2004 and 2005 was due to increased sales of IVIG and initial sales of VIG.
Grants. Passive immunotherapy grant revenues increased by $375,000, or 670%, from $56,000 in 2003 to $431,000 in 2004 and by $590,000, or 132%, to $1.0 million in 2005. We recognized $1.0 million in 2005 in grants from the NIH in connection with the development of our HT-VIG and WNIG product candidates. Grants of $4.0 million were awarded to us in connection with the development of these product candidates, of which $3.5 million was funded to date and $1.5 million has been recognized as revenue as of December 31, 2005.
Cost of revenues
General. Our cost of revenues increased by $3.2 million, or 22%, from $14.3 million in 2003 to $17.5 million in 2004 and by $3.4 million, or 20%, to $21.0 million in 2005.
Cost of product sales and gross margin. Our cost of product sales increased by $1.8 million, or 13%, from $13.6 million in 2003 to $15.4 million in 2004 and by $1.6 million, or 10%, to $17.0 million in 2005. Gross sales margin increased from 4% in 2003 to 12% in 2004 and to 24% in 2005. The increase in our gross product sales margin in 2004 was largely due to increased volume production of our IVIG product, which offset reductions in the per unit revenues of IVIG and Crosseal/ Quixil and the decline in sales of other plasma-derived products. The gross margin increase in 2005 was due to increased production volume which reduced the indirect cost per unit allocated to manufactured product units.
Cost of development services and grants. Cost of development services and grants increased by $1.4 million, or 194%, from $715,000 in 2003 to $2.1 million in 2004 and by $1.9 million, or by 90%, to $4.0 million in 2005. This year-over-year increase primarily reflects the increased development activity in connection with our biosurgical product candidates under our agreement with Ethicon. In addition, during this time we increased development activities in connection with our HT-VIG project for which we received a grant from the NIH.
Research and development, clinical and regulatory expenses, net
Research and development, clinical and regulatory expenses, net increased by $229,000, or 7%, from $2.8 million in 2003 to $3.0 million in 2004 and increased by $244,000, or 7%, to $3.2 million in 2005. The year-over-year changes resulted from our allocation of resources to our funded research and development projects. The total costs of research and development, clinical and regulatory expenses,

Management’s discussion and analysis of financial condition and results of operations including those incurred in connection with funded projects, were $3.5 million, $5.1 million and $7.2 million in 2003, 2004 and 2005, respectively.
Selling, marketing, general and administrative expenses
Our selling, marketing, general and administrative expenses increased by $1.0 million, or 26%, from $3.8 million in 2003 to $4.8 million in 2004 and by $724,000, or 15%, to $5.5 million in 2005. The increase in 2004 was primarily due to an increase in our general and administrative expenses resulting from additional management and legal fees incurred in connection with the negotiation of our agreements with Ethicon and the related termination of our agreement with the American Red Cross. The increase in 2005 was primarily due to business development and consulting projects. Our selling and marketing expenses were 26%, 18% and 16% of total selling, marketing, administrative and general expenses for the years ended 2003, 2004 and 2005, respectively.
Financial expenses, net
Our financial expenses, net increased by $1.9 million, or 299%, from $627,000 in 2003 to $2.5 million in 2004 and increased by $23.0 million, or 920%, to $25.5 million in 2005.
Financial expenses, net in 2005 include expenses of $20.9 million resulting from our recapitalization that closed on January 13, 2005. In the recapitalization, certain convertible promissory notes and convertible notes were converted into shares of our common stock. We accounted for the difference between the fair value of shares of common stock received by the participating investors and shares of common stock issuable pursuant to the original conversion terms of certain notes, and the difference between the fair value of the securities issued in the recapitalization and the book or conversion value of other converted notes, as financial expenses. The $20.9 million of financial expenses related to the recapitalization were non-cash expenses credited to stockholders’ equity. In addition to the $20.9 million mentioned above, $641,000 was charged to financial expenses for deferred issuance costs related to securities converted at the recapitalization.
Interest expenses, net and foreign currency translation adjustments (including discount and issuance cost amortization; and in 2005, excluding recapitalization related costs) included in financial expenses were $4.4 million, $4.1 million and $4.7 million in 2003, 2004 and 2005, respectively. Interest expenses in 2003 and 2004 were offset in part by foreign exchange income, due in part to intercompany balances between us and our Belgian subsidiary, and the strengthening of the Euro relative to the U.S. dollar in those years in the net amount of $3.8 million in 2003 and $1.5 million in 2004. In 2005, interest expenses increased by $3.3 million due to foreign exchange differences due in part to the strengthening of the U.S. dollar relative to the Euro. Interest expenses, excluding foreign exchange differences and recapitalization related expenses, amounted to $4.4 million, $4.1 million and $1.6 million in 2003, 2004 and 2005, respectively. The decrease in interest expenses in 2005 was largely due to the conversion of debt securities into shares of our common stock in the January 2005 recapitalization.
Other income, net
Other income, net was insignificant in 2003. Other income, net was $1.2 million in 2004, reflecting the termination of the distribution agreement with the American Red Cross and recognition of previously deferred income and other compensation received on termination, which is net of certain costs related to the termination. No other income was recorded in 2005.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005, we had an accumulated deficit of $92.1 million. Of this accumulated deficit, $20.9 million was recorded in 2005 in the form of non-cash expenses related to our recapitalization which closed on January 13, 2005. As of December 31, 2005, we had cash and cash equivalents of $6.5 million. We have financed our operations with:

➢	unsecured convertible notes and secured convertible promissory notes and other secured and unsecured third party debt consisting mainly of loans and credit lines;

➢	private sales of our equity securities;

➢	a combination of cash from product sales, upfront fees and milestone payments from our collaborators, revenues for performance of development services and government grants; and

➢	interest earned on cash and investments.
We have raised approximately $58.6 million in gross proceeds from the sale of our common stock, warrants, preferred stock, convertible notes and convertible promissory notes in financings in 1998, 1999, 2001, 2002 and 2004. We paid $3.7 million, consisting of principal plus accrued interest, to holders of convertible promissory notes in August 2004. As a result of our January 2005 recapitalization, all existing preferred stock and convertible notes and certain warrants were converted to common stock. Subsequent to the recapitalization, an aggregate principal amount of approximately $1.5 million, plus accrued and unpaid interest, of our convertible promissory notes were renegotiated and new notes were issued, which we refer to as the new convertible promissory notes. There was outstanding as of December 31, 2005 approximately $2 million aggregate principal amount of new convertible promissory notes. These notes bear 10% interest and are due on December 31, 2007.
As a result of our January 2005 recapitalization and the related conversion of our outstanding notes and shares of preferred stock into shares of our common stock, pursuant to SFAS No. 84, “Induced Conversions of Convertible Debt,” and APB Opinion 26, “Early Extinguishment of Debt,” in the first quarter of 2005, we recognized $20.9 million in financial expenses. These expenses represent the excess of the fair value of the common stock issued upon the conversion of our convertible notes over the fair value of the common stock issuable under their original conversion terms, and the excess of the fair value of the common stock issued to the holders of our convertible promissory notes over the book value of these convertible promissory notes as of the recapitalization date. We describe the accounting effects of this recapitalization more fully in Note 13b to our consolidated financial statements, included in this prospectus.
Cash flows
As of December 31, 2005, our cash and cash equivalents were $6.5 million compared to $5.5 million as of December 31, 2004 and $1.8 million as of December 31, 2003.
Net cash used in operating activities was $3.4 million for the year ended December 31, 2005.
Net cash used in investing activities was $1.3 million for the year ended December 31, 2005. These activities consisted primarily of investment in property, plant and equipment and purchase of a perpetual royalty-free license for a component of the Crosseal/ Quixil application device.
Net cash provided by financing activities was $5.6 million for the year ended December 31, 2005. Cash provided by financing activities for the year ended December 31, 2005 resulted mainly from a $7.1 million increase in long term debt, including a loan of $5.0 million aggregate principal amount from Hercules Technology Growth Capital.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by operating activities was $2.4 million for the year ended December 31, 2004. The net cash provided by operating activities in 2004 reflects cash received from Ethicon as upfront fees and milestone payments in the amount of approximately $6.8 million.
Net cash used for investing activities was $2.7 million in 2004. These activities consisted primarily of investment in property, plant and equipment.
Net cash provided by financing activities was $4.0 million for the year ended December 31, 2004. Net cash provided by financing activities in 2004 consisted of $4.9 million in net proceeds received from the issuance of our Series B Convertible Preferred Stock in July 2004, $1.4 million in net short-term credit from banks as well as $0.5 million in long-term loans received, which were offset in part by a partial repayment in August 2004 of $2.5 million of principal on our 10% secured convertible promissory notes issued in August 2002 and repayment of long-term loans in the amount of $0.3 million.
Our expected sources of liquidity include revenues from product sales, milestone payments under our collaborations and government grants, as well as revolving credit arrangements with Israeli banks, our cash reserves and the proceeds from this public offering.
As a result of the contract we were awarded in December 2005 by the United Kingdom to provide VIG to the United Kingdom Department of Health, we expect to receive an aggregate of approximately $20 million, based on the prevailing exchange rate, to be paid in British pounds through the third quarter of 2006.
Our agreements with Ethicon provide for certain upfront fees and milestone payments received in connection with the completion of certain milestones. We may receive additional milestone payments if we obtain certain regulatory approvals for product candidates we are developing under our collaboration and if we achieve certain levels of sales of our products. In addition, under our development agreement, Ethicon bears all costs of development and clinical studies of the products to be developed under that agreement, other than 50% of our labor costs, for which we are responsible.
Under our license and development agreement with Symphony Medical Inc., we may receive up to an aggregate amount of approximately $4 million in milestone payments from Symphony if we achieve specified development and regulatory milestones. To date, we have received no milestone payments under this agreement.
From our inception through December 31, 2005, we have received an aggregate of approximately $3.5 million in grants from the NIH. We are entitled to an additional $0.5 million from the NIH under our current grants.
We believe that the net proceeds from this offering, together with our cash from operations, cash reserves and available credit lines, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. However, if, in the future, cash generated from operations is insufficient to satisfy our liquidity requirements, or if our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate, we may need to raise additional funds. We may also need to raise additional funds, or may seek to take advantage of capital raising opportunities, to finance expansion plans, develop or acquire new products or technologies, enhance our existing products or respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan.
Obligations and commitments
In addition to approximately $2 million aggregate principal amount of debt outstanding in new convertible promissory notes, we have borrowed amounts from banks and other financial institutions

Management’s discussion and analysis of financial condition and results of operations under short-term credit lines and long-term loans. As of December 31, 2005, we had available from banks, short-term credit lines providing for borrowings of up to $2.6 million, of which we had an unused amount of $0.2 million as of that date. At December 31, 2005, we also had outstanding long-term borrowings of $3.9 million and current maturities of long-term borrowings of $2.8 million.
Of these borrowings, $4.7 million had been borrowed from Hercules Technology Growth Capital Inc. under our senior loan and security agreement. In connection with our entry into this agreement, we granted Hercules a warrant to purchase 54,372 shares of our common stock at an exercise price of $11.50 per share. The borrowings from Hercules bear interest at an annual rate of 11.45%. Under the agreement with Hercules, we are required to make monthly installments of accrued interest through October 1, 2005 followed by 30 monthly installments of principal plus accrued interest. While we have the right to make early repayment upon advance notice, we are required to pay an early repayment premium of 2.5%, 1.25% and 0.5% of the principal being repaid, until the first, second and third anniversaries, respectively, of the loan agreement date, which is March 31, 2005. We intend to repay all amounts outstanding under this agreement with a portion of the proceeds of this offering.
Israel Discount Bank credit facility
Our Israeli subsidiary currently has a NIS 20 million (approximately $4.3 million, based on the NIS-dollar prevailing exchange rate, which was NIS 4.658 to $1.00 on January 31, 2006) credit facility with Israel Discount Bank. Under this credit facility, this subsidiary may borrow up to NIS 20 million on a revolving basis. Borrowings under the arrangement may be long-term loans up to an aggregate principal amount of NIS 9.2 million, with maturities of one to three years at either fixed or floating interest rates, with the balance being short-term borrowings with maturities of one year or less. Interest rates are determined when amounts are borrowed.
Any outstanding amounts owed under this arrangement are secured by a pledge on all current and future receivables of our subsidiary and on all securities, negotiable and non-negotiable instruments and cash held by the subsidiary. Certain receivables and inventories are specifically excluded from this pledge. In addition, we have agreed to maintain minimum net equity capital and stockholders’ loans of at least NIS 20 million for the Israeli subsidiary.
As of January 31, 2006, our Israeli subsidiary had an aggregate principal amount of NIS 9.1 million outstanding under this arrangement, consisting of the following long-term loans:

➢	a three-year loan in an initial principal amount of NIS 5 million maturing in May 2008 and bearing interest at a fixed rate of 7.32% with a quarterly repayment schedule, of which a principal amount of NIS 4.2 million was outstanding;

➢	a three-year loan in an initial principal amount of NIS 5 million maturing in May 2008 and bearing interest at a floating rate of the Israeli prime rate plus 1.20% with a quarterly repayment schedule, of which a principal amount of NIS 4.2 million was outstanding; and

➢	two two-year loans each in an initial principal amount of NIS 1 million, each maturing in September 2006, each of which is linked to the Israeli Consumer Price Index and bears interest at a fixed 5.00% rate with monthly repayment schedules, and each of which had a principal amount of NIS 0.35 million outstanding.
As of January 31, 2006, our Israeli subsidiary had a short-term loan outstanding in an initial principal amount of NIS 6.5 million, bearing interest at a floating rate of the Israeli prime rate plus 1.2%, and an overdraft facility in a principal amount of NIS 2.8 million.
This subsidiary also had at January 31, 2006 a principal amount of NIS 1.2 million in restricted cash and deposits in connection with suppliers’ credit and guaranties issued by the bank.

Management’s discussion and analysis of financial condition and results of operations

Bank Leumi facility
In addition, our Israeli subsidiary has an overdraft facility in a principal amount of NIS 2.0 million in respect of our account at Bank Leumi of which NIS 836,000 is available. This subsidiary has never incurred indebtedness under this facility; however, it has used $250,000 (approximately NIS 1.2 million) of this facility to support a guaranty issued by the bank.
Our long-term liabilities as of December 31, 2005 included $7.5 million in deferred revenues. Deferred revenues consists of upfront fees and milestone payments from collaborations. Recognition of these payments as revenues is deferred and the revenues are recognized ratably over the remaining life of the contract under which the payments are made in accordance with SAB 104. The amounts received, which are non-refundable but not yet recognized, are classified as deferred revenues on our balance sheet.
As of December 31, 2005, $2.1 million aggregate principal amount, including accrued interest was outstanding under the new convertible promissory notes. The outstanding balances, including accrued interest, of convertible promissory notes and convertible notes were in the aggregate principal amount of $35.7 million as of December 31, 2004. As a result of our January 2005 recapitalization, all of our convertible notes existing prior to the recapitalization and the majority of our convertible promissory notes were retired. An aggregate principal amount of approximately $1.5 million, plus accrued and unpaid interest, of the convertible promissory notes were renegotiated subsequent to the recapitalization and new notes were issued, which we refer to as the new convertible promissory notes, in the amount of $2.0 million. These new convertible promissory notes remain outstanding and bear interest at 10%.
The following table summarizes our contractual obligations as of December 31, 2005, and the expected amounts of these obligations in future periods.

	Minimum payments due by period

		Less than			More than
Contractual obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in millions)
Long-term liabilities(1)	8.9	2.8	6.1	—	—
Operating leases(2)	6.9	1.8	2.9	2.2	—
Purchase obligations(3)	0.4	0.3	0.1	—	—
Total	16.2	4.9	9.1	2.2	—

(1) Consists of long-term principal repayment of loans and the convertible promissory notes.

(2)	Consists of operating leases for our facilities and motor vehicles and assumes no exercise of any option to extend these leases.

(3)	The amounts included in open purchase order commitments are subject to performance under the purchase order by the supplier of the goods or services and do not become our obligation until such performance is rendered. The amount shown is principally for the purchase of certain raw materials under long-term agreements only.
Off-balance sheet arrangements
As of December 31, 2005, we did not have any off-balance sheet financing arrangements.
Capital requirements
Our capital requirements are dependent on many factors, including the projected level of our manufacturing activities, market acceptance of our products and allocation of resources to our research and development and business development efforts. Currently, our primary capital requirements are for

Management’s discussion and analysis of financial condition and results of operations the financing of our ongoing operations, for research and development and for investments in capital equipment used both in our manufacturing and research and development activities. In the future, we intend to increase our capital expenditures consistent with our anticipated growth. In particular, we intend to invest substantial amounts in constructing a new manufacturing facility in Israel that is scheduled to be operational by 2009. As of December 31, 2005, we have paid $1.0 million in connection with the design of this facility. Other than financing this construction, we anticipate that our cash resources will be used primarily to fund our operating activities.
CORPORATE TAXATION
Due to the existence and operations of our Israeli and Belgian subsidiaries, our consolidated corporate tax rate reflects the combined impact of our U.S., Israeli and Belgian tax status. We have incurred net operating losses since our inception and have consequently not paid any federal, state or foreign income taxes. However, some of our intercompany payments may be subject to withholding tax at varying rates, depending on the jurisdiction involved and the nature of the payment.
As of December 31, 2005, our net operating loss carryforwards for U.S. federal income tax purposes were approximately $30.0 million. Nevertheless, we believe that as a result of having undergone an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, our ability to use our net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce our tax liability, is severely limited. Moreover, this offering, in tandem with other transactions involving the sale or transfer of our stock, will significantly increase the likelihood that we will undergo an additional “ownership change” in the future, which would further limit the utilization of our net operating loss carryforwards and other tax attributes.
Currently, Israeli companies are generally subject to income tax at the corporate rate of 31%. The income tax rate will be gradually reduced to 29% by 2007. However, we have been granted “approved enterprise” status under the tax benefit track, as provided by the Israeli Law for the Encouragement of Capital Investments, 1959. The tax benefit track provides us with a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first four years of the ten-year benefit period and a tax rate of 10% to 20% for the remaining three to six years of the benefit period or through 2009, whichever is earlier, depending on the level of non-Israeli investment in our Israeli subsidiary. The ten year benefit period starts with the first year in which we generate taxable income from the approved enterprise. In any event, the period is limited to the earlier of 12 years from the first year defined as the “operational year” under Israeli tax law or 14 years from the respective year our program received “approved enterprise” status, which is 2009. The availability of the Israeli tax benefits is subject to certain requirements, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. To date, we have not received any tax benefits under the approved enterprise status.
As of December 31, 2005, we had $19.7 million of net operating loss carryforwards for Israeli tax purposes, which we expect to use upon generating taxable income. These net operating loss carryforwards have no expiration date.
Belgian companies are currently generally subject to income tax at the corporate rate of 33.99%. As of December 31, 2005, we had $23.8 million of net operating loss carryforwards for Belgian tax purposes that we expect to use upon generating taxable income. These net operating loss carryforwards have no expiration date.

Management’s discussion and analysis of financial condition and results of operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. However, under the terms of the contract we were awarded by the United Kingdom to provide VIG to the United Kingdom Department of Health, we expect to be paid on specified dates in British pounds.
Our financial instruments consist of cash, cash equivalents, short-term investments, accounts payable and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less, to be cash equivalents. We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments.
As of December 31, 2005, a substantial majority of our cash was in money market accounts. We did not have any cash invested in short-term investment instruments.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
On September 29, 2005, the audit committee of the board of directors and the entire board of directors of Omrix Biopharmaceuticals, Inc., (the “Company”), approved the engagement of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2004 and 2005. In addition, on January 12, 2006, the audit committee of the board of directors of the Company ratified the engagement of Ziv Haft, a BDO member firm, or Ziv Haft, to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2002 and 2003.
For the years ended December 31, 2003 and 2004, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or Kesselman & Kesselman, reported on the consolidated financial statements of the Company pursuant to generally accepted auditing standards in Israel and was not engaged to audit the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board in the United States of America or under generally accepted auditing standards in the U.S. As a result of the Company’s decision to seek an initial public offering in the U.S., Kesselman & Kesselman resigned due to exceptions under the U.S. Securities and Exchange Commission independence rules.
Kesselman & Kesselman reports on the Company’s consolidated financial statements for the years ended December 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2003 and 2004 and through September 29, 2005, there were no disagreements with Kesselman & Kesselman on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Kesselman & Kesselman’s satisfaction, would have caused Kesselman & Kesselman to make reference thereto in its report on the Company’s consolidated financial statements for such years.
During the years ended December 31, 2003 and 2004 and through September 29, 2005, there were no reportable events pursuant to Item 304(a)(1)(v) of Regulation S-K.
During the years ended December 31, 2003 and 2004 and for the period January 1, 2005 to September 29, 2005, and the years ended December 31, 2004 and 2005 and for the period January 1, 2006 to January 12, 2006, the Company has not consulted with either Kost Forer or Ziv Haft, respectively, regarding either (i) the application of accounting principles to a specified transaction,

Management’s discussion and analysis of financial condition and results of operations either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.
RECENT ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), “Share-Based Payment,” or Statement 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation. Statement 123(R) requires all share-based payments to employees to be recognized based on their fair market value. Statement 123(R) also revises, clarifies and expands upon guidance in several areas, including determining fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us for the year beginning after January 1, 2006. The adoption of Statement 123(R) is not expected to have a material effect on our results of operations.
We plan to adopt Statement 123(R) using the prospective-transition method as required for nonpublic entities that use the minimum-value method to account for their pro forma share-based payments disclosures under Statement 123. As such, we will continue to apply APB 25 in future periods to equity awards outstanding at the date of Statement 123(R) adoption. All awards granted, modified, or settled after the date of adoption should be accounted for using the measurement, recognition, and attribution provisions of Statement 123(R).
In March 2005, the SEC released SAB 107, “Share-Based Payment,” or SAB 107. SAB 107 states the SEC staff’s position regarding the application of Statement 123(R), “Accounting for Stock Based Compensation,” including interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations. SAB 107 also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107; however, we do not believe that SAB 107 will have a material effect on our financial position, results of operations or cash flows.
In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4,” or SFAS 151. SFAS 151 amends Accounting Research Bulletin, or ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on our financial position or results of operations.
In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, or SFAS 154, “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes,” or APB No. 20 and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to voluntary changes in accounting principles in prior periods’ financial statements unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Business
OVERVIEW
We are a commercial-stage biopharmaceutical company that develops and markets innovative biological products. We utilize our proprietary protein purification technology and manufacturing know-how to develop biosurgical and passive immunotherapy products derived from human plasma. Our biosurgical product line includes products and product candidates that are used or are intended to be used for hemostasis and other surgical applications. Our passive immunotherapy product line includes antibody-rich products and product candidates for the treatment of immune deficiencies and infectious diseases, including potential biodefense applications. In each of our product lines, we are developing novel and easy-to-use products that address unmet market needs.
Our core competency is applying our proprietary protein purification technology and our manufacturing know-how to develop and commercialize biosurgical and passive immunotherapy protein-based products. We employ our technology on a commercial scale to either isolate proteins of interest or remove unwanted proteins from raw materials such as human plasma or plasma fractions. Our biosurgical and passive immunotherapy products and product candidates are plasma fractions either enriched for, or depleted of, selected proteins.
Biosurgical products and product candidates
Our current biosurgical product is a fibrin sealant used for hemostasis in surgical procedures, marketed as Crosseal in the U.S. and as Quixil outside of the U.S. It is sold in the U.S., the EU and several other European countries under a distribution and supply agreement we have with Ethicon. We sell Quixil in several other countries directly or through local distributors.
We believe that Crosseal/ Quixil has several competitive advantages over other liquid fibrin sealants on the market. Crosseal/ Quixil:

➢	is readily available for spraying and dripping because it can be prepared from thawed product in approximately one minute in the operating room;

➢	results in a clot that we believe has better adherence to tissue and greater elasticity;

➢	avoids the possibility of an adverse reaction associated with bovine proteins because it does not contain animal-derived components; and

➢	can be refrigerated in a liquid form, thereby avoiding waste of unused product, for up to 30 days after thawing.
For the year ended December 31, 2005, we recognized $7.0 million in revenues from our direct commercial sales and sales to Ethicon and our other distributors of Crosseal/ Quixil, including revenues recognized from upfront fees and milestone payments.
We are also developing the following biosurgical product candidates:

➢	Crosseal II/ Quixil II, a second generation fibrin sealant, for expanded indications in hemostasis;

➢	thrombin stand-alone and flowable thrombin, for specific surgical applications; and

➢	a BHD, comprised of our BAC II and thrombin embedded in a biodegradable device, designed for the management and rapid control of bleeding, including severe or brisk bleeding, and for use on active bleeding sites in trauma and surgical patients.

Business

In addition, we have entered into agreements with third parties to collaborate in the development of product candidates with potential applications in site-specific treatment of tissue and tissue regeneration.
Passive immunotherapy products and product candidates
We market and supply passive immunotherapy products in selected geographic markets. These products provide passive immunity to patients who lack the ability to generate an effective level of antibodies on their own. Our passive immunotherapy products and product candidates include:

➢	IVIG, marketed in Israel primarily for the treatment of patients with immune deficiencies;

➢	VIG, supplied under government contracts for the treatment of smallpox vaccine-related complications;

➢	HBIG, marketed in Israel for the prevention of reinfection of transplanted livers in patients with HBV;

➢	HT-VIG, a more concentrated form of VIG, which we are developing for the treatment of smallpox vaccine-related complications and treatment of smallpox; and

➢	WNIG, which we are developing for the treatment of severe infection with West Nile virus.
For the year ended December 31, 2005, we recognized $14.2 million in revenues from commercial sales of passive immunotherapy products.
INDUSTRY OVERVIEW
Biosurgical products market
Biosurgical products are used for a wide variety of applications, including wound closure. The wound closure market consists of products used in various surgical procedures to achieve hemostasis and wound healing. In its January 2005 report, MedMarket Diligence’s industry analysts estimated the worldwide wound closure market at approximately $5.6 billion. This market has two components, the first is conventional hemostats, including sutures, staples, tapes and other products that work through mechanical action. We estimate the conventional hemostats market at approximately $4.6 billion. The other component of the wound closure market is surgical sealants, including biosurgical hemostats and synthetic glues. In its January 2005 report, MedMarket Diligence’s industry analysts estimated the worldwide surgical sealants market at $1 billion, with three million procedures using surgical sealants annually. Surgical sealants are used in a broad range of surgical settings to promote hemostasis, close incisions and seal and secure skin flaps. End users include surgeons in specialties such as orthopedic, cardiothoracic, vascular, transplant, spinal and neurosurgery, ear-nose-and-throat, cosmetic, and general surgery.
We compete in the active biosurgical hemostats market, which we believe is the fastest growing segment of the surgical sealant market, a part of the wound closure market. Traditionally, biosurgical hemostats have included collagen, cellulose, gelatin and other passive materials, which are derived from natural sources and act by binding to tissue. Over time, active biosurgical hemostats have been developed that work by amplifying the body’s natural hemostatic processes. Active biosurgical hemostats are often used in combination with conventional hemostats and traditional biosurgical hemostats, depending on the type of surgery, the amount of bleeding and the specific needs and preferences of physicians. According to a report by Easton Associates, LLC commissioned by us, the active biosurgical hemostats market in the U.S. currently represents approximately $275 million of a $500 million worldwide market and, based on market trends, we expect these markets to grow to $1.3 billion by 2015. In addition, based on revenues reported by our competitors, we estimate the current market for thrombin at $220 million per year in the U.S.

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Fibrin sealants are the most commonly used active biosurgical hemostats. The major components of fibrin sealants are two proteins, fibrinogen and thrombin, that are naturally found in plasma. As part of the natural clotting process, thrombin cleaves the fibrinogen molecule, transforming fibrinogen into fibrin. Individual fibrin proteins then cross-link to each other to form a mesh that traps red blood cells, forming a clot which results in hemostasis. Fibrin sealants are commonly used, by dripping or spraying, in a wide variety of surgical procedures where significant blood loss is common, including cardiovascular, lung and liver surgeries. However, there are no surgical sealants currently indicated for the control of brisk bleeding.
We believe that market penetration rates for fibrin sealants are quite low compared to their potential for use in surgical settings. According to 2004 Frost & Sullivan reports, penetration rates of tissue sealants, which include, fibrin sealants and synthetic sealants, were only approximately at 13% and 36% of potential surgical use in the U.S. in 2003 and the EU in 2004, respectively.
We believe that market penetration of existing fibrin sealants has been limited by the following factors:

➢	Ease-of-Use. Many fibrin sealants take approximately 20 minutes to prepare, thus limiting the availability of the product to a surgeon on an immediate basis. They can also be opaque, making it difficult for the surgeon to see the underlying surface after the sealant has been applied.

➢	Efficacy. Most fibrin sealants contain only purified fibrinogen and thrombin, and lack certain naturally occurring clotting-related proteins that aid in the natural clotting and healing process. We believe the lack of such proteins results in slower hemostasis and a clot that has less elasticity and adherence to tissue.
In addition, certain safety concerns related to the use of animal-derived components, due to the risk of severe immune reaction upon re-exposure to animal-derived components, and the possible transmission of disease, have been associated with the use of fibrin sealants. We believe these limitations create market opportunities for new products that provide solutions in these areas.
Passive immunotherapy industry
Passive immunization occurs when a patient is supplied with antibodies derived from the plasma of donors. Passive immunotherapy can provide ongoing protection and treatment to patients with immune deficiencies by providing them with the spectrum of antibodies normally present in healthy adult human plasma. When an infection is already present, hyperimmune products, which contain high levels of antibodies specific to the pathogen causing that infection, can be used. The passive immunotherapy market includes products directed to meeting the ongoing needs of the medical community and products provided to governments for stockpiling to meet potential bioterrorism and existing and emerging infectious disease threats. We provide and develop passive immunotherapy products that address these needs and concerns. Our current immunotherapy products address a variety of diseases and conditions.
Smallpox
Smallpox is a serious disease with high mortality rates that was declared globally eradicated in 1980. Recently, however, there has been concern that the smallpox virus may be used as a bioweapon. In response to this concern, governments have begun to stockpile smallpox vaccine and VIG. The smallpox vaccine is made using a live vaccinia virus, which is closely related to, but not nearly as virulent as, the smallpox virus. Because the smallpox vaccine is made from live viruses, a small percentage of vaccinated individuals develop complications. VIG is used to treat these complications. An industry analysis prepared for us by the Frankel Group in June 2005 estimated that the combined U.S. and EU government expenditure for VIG and HT-VIG will be approximately $435 million in 2007.

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Hepatitis B virus
HBV, which attacks the liver, is a major global health concern for which there is no known cure. HBV can cause lifelong infection, scarring of the liver, liver cancer, liver failure and death. Many patients with chronic HBV infection require a liver transplant. After liver transplant surgery, there is a high risk that the transplanted liver will be reinfected with HBV, which can destroy the organ. To prevent reinfection, these patients require lifelong treatment for HBV. HBIG is one of the treatments used to prevent reinfection of the transplanted liver in HBV-positive liver transplant patients.
West Nile fever
West Nile fever is endemic in Africa and was first detected in the U.S. in New York City in 1999. Since then, cases have been reported in many states including California and Florida. In the majority of infections with West Nile virus, a patient’s symptoms are limited to headache, fever, fatigue and rash. However, in some cases it can infect the brain and the central nervous system and become potentially fatal. There is currently no treatment for West Nile fever other than investigational anti-viral drugs.
Immune deficiency
IVIG has been in use since the 1980s to treat patients suffering from primary immune deficiencies. IVIG contains the spectrum of antibodies normally found in healthy adult human plasma. It is used as replacement antibody therapy, both prophylactically and in response to a specific infection for immuno-compromised patients. These patients are characterized by the inability to mount a normal antibody response against the viruses, bacteria and other pathogens that routinely challenge an individual’s health.
OUR COMPETITIVE STRENGTHS
We believe that our key competitive strengths include:

➢	Commercial Application of our Protein Purification Technology and Know-How. Our core competency is applying our proprietary protein purification technology and our manufacturing know-how to develop and commercialize protein-based, plasma-derived products. Using this technology, we purify proteins from plasma while maintaining their natural structure to preserve their full range of biological activities. We have years of experience in employing our technology on a commercial scale and utilizing our manufacturing know-how in sourcing and selecting our raw materials. This allows us to select raw materials containing the highest level of proteins and antibodies and to efficiently produce our products and product candidates. In addition, we utilize the same technology across our biosurgical and passive immunotherapy product lines, thereby generating economies of scale by allowing us to manufacture different products in the same plant.

➢	Easy-to-Use, Effective and Safe Products. We apply our protein purification technology and manufacturing know-how to provide easy-to-use, safe and effective products to hospitals and clinics. We believe Crosseal/ Quixil has several competitive advantages over other liquid fibrin sealants on the market. It is readily available for spraying and dripping because it can be prepared from thawed product in approximately one minute in the operating room; it results in a clot that we believe has better adherence to tissue and greater elasticity; it avoids the possibility of an adverse reaction associated with bovine proteins because it contains no animal-derived components; and it can be refrigerated in a liquid form, thereby avoiding waste of unused product, for up to 30 days after thawing. Likewise, our HT-VIG product candidate is designed to be delivered in a single, small-volume vial or pre-filled syringe for faster administration by non-specialized medical personnel.

➢	Flexible and Scaleable Manufacturing Capability. We capitalize on the versatility of our protein purification technology and the depth of our manufacturing know-how to deliver products to

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markets where we have identified unmet needs that match our field of expertise. In addition, the design of our manufacturing facility allows us to accommodate different volume production batches, thus enabling us to efficiently produce the various quantities required by our customers. For example, our small-volume batch production capabilities enable us to rapidly address emerging market needs and capitalize on these opportunities.

➢	Broad Collaboration with Ethicon. Our broad collaboration with Ethicon provides several benefits. Through this relationship we have gained access to their extensive sales, distribution and marketing infrastructure for our biosurgical products and product candidates, which would be costly for us to build independently. We also benefit from their technological and financial support in research and clinical development of our biosurgical product candidates. Together with Ethicon, we are developing four new product candidates, including our BHD.
OUR PROTEIN PURIFICATION TECHNOLOGY
Our proprietary protein purification technology includes both chemical and physical processes designed to purify proteins from human plasma or plasma fractions while maintaining their natural structure to preserve their full range of biological activities. This technology is used to manufacture our biosurgical and passive immunotherapy products and product candidates. We can employ this technology on a commercial scale to either isolate proteins of interest or remove unwanted proteins from raw materials such as human plasma or plasma fractions. Both the remaining plasma fractions and the proteins we selectively remove can be used in our products and product candidates. We utilize a multi-step biochemical separation process, which includes binding a synthetic chemical to the protein that is to be separated from the plasma, separating the complex from the plasma and then disbanding the protein from that chemical. This process uses novel reagents, including a resin that we use for protein removal, and takes place under highly controlled temperature, pH and manufacturing flow levels, which vary for each of the proteins that we select.
We use our purification technology to produce our fibrin sealants, including Crosseal/ Quixil, which is comprised of thrombin and BAC. BAC contains naturally occurring clotting-related proteins, including fibrinogen, Factor XIII, Factor VIII, fibronectin and van Willebrand factor antigen, which we believe lead to a faster and more efficient clotting and healing process. This suite of proteins is not present in other fibrin sealant products because they use purified fibrinogen. Moreover, our manufacturing process allows this suite of proteins to interact in the vial, rather than at the later stage of application to the wound. We believe that this interaction in the BAC leads to the clot forming more effectively when thrombin is added to BAC than when thrombin is added to purified fibrinogen. Further, we believe that the resulting clot has greater elasticity and adherence to tissue.
We seek to adapt our purification process to expand the market opportunities for our products. For example, all currently marketed liquid fibrin sealants, including Crosseal/ Quixil, contain a stabilizing agent to prevent proteases present in plasma from dissolving the clot. The presence of a stabilizing agent has prevented our fibrin sealant from being used in neurosurgery. Therefore, we have designed a process to remove these proteases from our second generation BAC, so that BAC II does not require a stabilizing agent. As a result, we believe that we can expand the indication for our second generation fibrin sealant, Crosseal II/ Quixil II, to include hemostasis in neurosurgery, subject to regulatory approval.
In addition, the manufacturing process for our biosurgical and passive immunotherapy products uses multiple steps designed to remove and inactivate pathogenic viruses that may be found in human plasma. We purchase plasma and plasma fractions from licensed collection centers, which collect plasma from screened donors. It is, however, possible that viruses or bacteria could be present in the plasma we use to produce our products. To address this safety issue, the components of our products

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and product candidates undergo a rigorous viral inactivation process known as solvent detergent, or SD, inactivation. SD inactivation destroys major blood-borne viruses such as HIV, HBV and hepatitis C. This step is followed by either pasteurization, in the case of BAC, or a proprietary nanofiltration process, in the case of thrombin, to disable or remove viruses. We believe this multi-step process provides a high margin of safety for our products and product candidates.
OUR PRODUCTS
We utilize our proprietary protein purification technology and manufacturing know-how to develop biosurgical and passive immunotherapy products derived from human plasma. Our biosurgical product line includes products and product candidates used or intended to be used for hemostasis and other surgical applications. Our passive immunotherapy product line includes antibody-rich products and product candidates for the treatment of immune deficiencies and infectious diseases, including potential biodefense applications. In each of our product lines, we are developing novel and easy-to-use products that address unmet market needs.
Biosurgical products and product candidates
Our currently marketed biosurgical product is Crosseal/ Quixil, which is used for hemostasis in surgical procedures. It is sold in the U.S., the EU and several other European countries under a distribution and supply agreement we have with Ethicon, and in several other countries directly by us or through local distributors. We are developing, in collaboration with Ethicon, several other biosurgical product candidates.

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The following table summarizes certain information regarding our biosurgical products and product candidates:

Product	Status	Indication	Collaborator

Crosseal/ Quixil	Commercially available in the U.S., the EU, several other European countries, Mexico and Israel	Adjunct to hemostasis in liver surgery in the U.S. Adjunct to hemostasis for general surgical use in Germany, UK, France, Italy, Brazil and Mexico	Currently marketed through Ethicon in the U.S. and the EU
Adjunct to hemostasis in liver and orthopedic surgeries in certain EU countries and Israel
Crosseal II/Quixil II	Phase III clinical trial for hemostasis in peripheral vascular surgery, as part of approval as an adjunct to hemostasis for general surgical use, in the U.S. and the EU	Adjunct to hemostasis for general surgical use in the U.S. and the EU	Under development with Ethicon
BHD	Pre-clinical tests	For the management and rapid control of bleeding, including severe or brisk bleeding, and for use on active bleeding sites, in the U.S. and the EU	Under development with Ethicon
Thrombin stand-alone and flowable thrombin	Thrombin stand-alone: Phase III clinical trial in the U.S.	Adjunct to hemostasis for general surgical use, primarily for use in neurosurgery, in the U.S.	Under development with Ethicon
Flowable thrombin: expect to file 510(k) application after thrombin stand-alone is approved in the U.S.

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Crosseal/ Quixil
Crosseal/ Quixil is our marketed fibrin sealant product used for hemostasis in surgical procedures. Ethicon has been marketing Quixil in the EU and several other European countries since 2003 and is currently marketing it as an adjunct to hemostasis for general surgical use. Also, Ethicon has been marketing Crosseal as an adjunct to hemostasis in liver surgery in the U.S. since 2004. In addition, we have been marketing Quixil directly in Israel since 1998 for similar indications and through local distributors in Mexico since 2000 as an adjunct to hemostasis for general surgical use. We recently received approval for Quixil as an adjunct to hemostasis for general surgical use, and regulatory licenses have been issued for this indication by Germany, the United Kingdom, France, Italy and Brazil. Crosseal/ Quixil is contraindicated for neurosurgery.
Our Crosseal/ Quixil contains BAC, which includes a suite of proteins that we believe leads to a faster and more efficient clotting and healing process. This suite of naturally occurring proteins is not present in other fibrin sealant products because they use purified fibrinogen. Our manufacturing process allows these proteins in BAC to interact in the vial, rather than at the later stage of application to the wound. We believe that this interaction in the BAC leads to the clot forming more effectively when thrombin is added to BAC than when thrombin is added to purified fibrinogen. Further, we believe that the resulting clot has greater elasticity and adherence to tissue.
We believe that Crosseal/ Quixil has several competitive advantages over other liquid fibrin sealants on the market:

➢	Ease-of-use. Fibrin sealants are used in time-critical situations and therefore must be easy to use and readily available for spraying and dripping. Our Crosseal/ Quixil is sold as a frozen liquid and requires approximately one minute preparation time in the operating room after thawing. Many other fibrin sealants require approximately 20 minutes to prepare and cannot be prepared in advance because the fibrinogen breaks down after four hours at room temperature. In addition, unlike most other fibrin sealants, Crosseal/ Quixil is transparent, making it easy for the surgeon to see the underlying surface after the sealant has been applied to determine whether hemostasis has been achieved.

➢	Efficacy. We believe that the naturally occurring suite of proteins in the BAC in Crosseal/ Quixil results in a clot that has better adherence to tissue and greater elasticity.

➢	Safety. Crosseal/ Quixil is the first, and currently the only, commercially available liquid fibrin sealant product that does not contain animal-derived components, thereby avoiding the possibility of an adverse reaction associated with exposure to bovine proteins contained in other commercially available fibrin sealants.

➢	Economy. Crosseal/ Quixil can be refrigerated in a liquid form for up to 30 days after thawing. It comes in one, two or five milliliter vials. In addition, the product in unopened vials is stable at room temperature for up to 24 hours. Crosseal/ Quixil can also be kept frozen for up to two years. This design and packaging allow for tailored application without waste of unused product.
In 2004, Frost & Sullivan awarded the Product Differentiation Leadership Award to Ethicon as a result of Ethicon’s inclusion of Quixil in its product portfolio. The award is presented each year to a company that best demonstrates the ability to develop or advance products with more innovative capabilities than competing companies and products. According to Frost & Sullivan, such innovation is expected to significantly contribute to the industry in terms of product performance and rate of technical change.
In 2000, we completed a multi-center Phase III clinical trial with Crosseal/ Quixil in 121 patients in the U.S. and United Kingdom. This study showed that Crosseal/ Quixil significantly reduced the time required to achieve hemostasis in liver surgery compared to other fibrin sealants and that patients

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treated with Crosseal/ Quixil experienced significantly fewer postoperative complications compared to patients treated with other fibrin sealants.
For the years ended December 31, 2003, 2004 and 2005, we recognized $2.5 million, $5.2 million and $7.0 million in revenues, respectively, from our direct commercial sales and sales to Ethicon and our other distributors of Crosseal/ Quixil, including revenues recognized from upfront fees and milestone payments.
Crosseal II/ Quixil II
We are developing our second generation fibrin sealant, Crosseal II/ Quixil II, in collaboration with Ethicon. It differs from our current fibrin sealant in that it incorporates BAC II, and as a result, does not require a stabilizing agent. The presence of this stabilizing agent resulted in Crosseal/ Quixil being contraindicated for neurosurgery. We expect that this contraindication will be removed upon approval of Crosseal II/ Quixil II. We are seeking to obtain approval for Crosseal II/ Quixil II as an adjunct to hemostasis for general surgical use in the U.S. and the EU. To obtain this approval for Crosseal II in the U.S., we must demonstrate effective hemostasis in two types of surgical procedures.
In July 2005, we began a multi-center Phase III clinical trial with Crosseal II/ Quixil II for hemostasis in peripheral vascular surgery in 150 patients in the U.S. and the EU, of which we have enrolled approximately 80 as of November 2005. We have commenced a multi-center Phase III trial with Crosseal II/ Quixil II for hemostasis in kidney surgery in the U.S. We expect to file for Crosseal II, a supplement for an expanded indication in 2006 and a supplement for an adjunct to hemostasis for general surgical use in 2007 and, if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the U.S. during 2007. We expect to file Phase III results for the peripheral vascular and kidney surgeries clinical trials for Quixil II in 2007, and if it is approved, to launch the product as an adjunct to hemostasis for general surgical use in the EU during 2008.
BHD
We are developing in collaboration with Ethicon, a novel BHD that builds on our Crosseal II/ Quixil II technology. This BHD product candidate is designed for the management and rapid control of bleeding, including severe or brisk bleeding, and for use on active bleeding sites. This next generation biosurgical product combines medical device components with biological components.
Brisk bleeding is a serious concern in surgical patients. This type of bleeding is difficult to control and is characterized by fast flow and high pressure. There is no surgical sealant currently marketed to induce the rapid formation of a clot at a brisk bleeding site because the volume and pressure of the bleeding in these situations displaces the clot formed with traditional fibrin sealants. Our BHD product candidate is designed to address this unmet market need.
Our BHD product candidate is comprised of our BAC II and thrombin embedded in a biodegradable device. The BHD product candidate is designed to combine the functions of mechanical sealing and hemostasis by providing a biodegradable device on which a clot can form and be maintained to stop the bleeding without any other action.
We have conducted several successful pre-clinical tests in laboratory animals with our BHD. We expect to conduct a Phase I/ II clinical pilot study in Israel, which will be followed by clinical trials in the U.S.
Thrombin stand-alone and flowable thrombin
We are developing our thrombin stand-alone product with Ethicon for general surgical use, primarily for use in neurosurgery. Consistent with our strategy of developing product extension candidates to address market demand, our thrombin stand-alone product candidate is a product extension of our fibrin sealant. It is intended for cases, such as certain types of neurosurgery, where the physician

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desires a more gradual onset of clotting than that provided by standard fibrin sealants. Our thrombin stand-alone product candidate is a liquid that is poured directly on the site or onto an applicator device. Currently available thrombin stand-alone products use bovine thrombin. Our thrombin stand-alone product candidate, which is derived from human plasma, is designed to provide effective hemostasis without the risk of adverse reactions associated with bovine thrombin. We are conducting a multi-center Phase III clinical trial with thrombin stand-alone as an adjunct to hemostasis for general surgical use in approximately 300 patients in the U.S. We expect to submit a BLA for thrombin to the FDA during 2006 and, if it is approved to launch the product during 2007.
We are also developing a flowable thrombin product, which is a product extension that combines our thrombin stand-alone product candidate with a medical device provided by Ethicon. This product candidate is designed to be delivered as part of a complete and easy-to-use application kit. It is being developed primarily for cases in which more control in application is desired. We plan to file a 510(k) Premarket Notification with the FDA for our flowable thrombin after obtaining approval of our thrombin stand-alone product candidate in the U.S.
Site-specific treatment of tissue and tissue regeneration
We seek to expand the commercial application of our protein purification technology and our manufacturing know-how for fibrin sealants by offering our expertise to select companies that are developing products in the areas of site-specific treatment of tissue and tissue regeneration. The focus of these collaborations is the development of products that combine our fibrin sealant with other components and are designed to be introduced through minimally invasive procedures.
In June 2005, we entered into a manufacturing and supply agreement with Aeris Therapeutics, Inc., or Aeris. Under this agreement, we supply Aeris with our fibrin sealant for pre-clinical, clinical and commercial use worldwide. As part of the agreement, Aeris is developing a product that uses our fibrin sealant for the treatment of severe emphysema, a disease which results in progressive over inflation of parts of the lungs, causing shortness of breath and poor respiratory function. Aeris’s product candidate combines our fibrin sealant with other therapeutic components, and is administered in a minimally invasive procedure to the most damaged over-inflated regions of lung to improve breathing function by gradually shrinking these treated areas. Aeris plans to conduct Phase II clinical trial in 2006.
In April 2005, we entered into a joint development and license agreement and a supply and distribution agreement with Symphony. Under the development and license agreement, we are jointly developing a product kit comprised of our fibrin sealant and an application device and other components supplied by Symphony. This product combination is designed to reduce fibrillation abnormalities after coronary artery bypass graft surgery by injecting our fibrin sealant into the fat pads surrounding the heart. Symphony is conducting a Phase I clinical trial with this product candidate in Germany.
Passive immunotherapy products and product candidates
We produce and sell three passive immunotherapy products. We supply VIG under government contracts for the treatment of smallpox vaccine-related complications. We market IVIG in Israel primarily for the treatment of patients with immune deficiency. We also market HBIG in Israel for the prevention of reinfection of transplanted livers with HBV. In addition, we are developing several other passive immunotherapy product candidates.

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The following table summarizes certain information regarding our passive immunotherapy products and product candidates:

Product	Status	Indication	Target market

VIG	Sales in Israel and two European countries	Smallpox vaccine-related complications	Governments
HT-VIG*	In development	Smallpox vaccine-related complications and treatment of smallpox	Governments
IVIG	Commercial sales in Israel	Immune deficiency	Medical community
HBIG	Commercial sales in Israel	Prevention of HBV reinfection of transplanted liver	Medical community
WNIG*	Phase I/II clinical trial in the U.S.	West Nile fever	Medical community

*	We have received NIH grants for the development of these product candidates.
VIG
VIG is a product that contains antibodies specific to vaccinia. It is designed to treat smallpox vaccine-related complications. These complications range from localized adverse reactions to inflammation of the brain.
Recent concern that smallpox virus may be used as a bioweapon has driven governments to stockpile smallpox vaccines and VIG. We supply VIG to government organizations. To date, we have sold VIG to three governments, including to the United Kingdom Department of Health under a contract we were awarded by the United Kingdom in December 2005. Under this agreement, we expect to receive approximately $20 million through the third quarter of 2006.
HT-VIG
HT-VIG is a more concentrated form of VIG and can be used in smaller volumes for the same indication and we believe can also be used for the treatment of smallpox. VIG must be dispensed intravenously due to the large volume of VIG that is required for effective treatment. As a result, it must be administered in a clinic only by specialized personnel and can take up to an hour. In addition to intravenous administration, the smaller volume of HT-VIG that we believe will be needed for effective treatment can be administered in a single injection intramuscularly, allowing non-specialized medical personnel to treat more patients in urgent situations.
We produce HT-VIG using our proprietary HT technology. We have started testing HT-VIG in animals in the first quarter of 2006 to confirm the comparability of HT-VIG to our VIG, which will allow us to provide the information required by the potential purchasers of this product. Government purchasers may require additional testing to meet the requirements of a specific bid request. Although we will not perform human clinical trials for HT-VIG, we intend to make certain regulatory filings with the FDA during 2007. In 2003, the NIH awarded us a $3.0 million grant for the development of this product candidate, all of which has been funded.

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IVIG
IVIG is a product that contains the spectrum of antibodies normally present in healthy adult human plasma. It is primarily used to provide ongoing treatment for primary immune deficiencies by providing a broad selection of antibodies that mimic a healthy immune system.
We market IVIG in Israel for immune deficiency indications. For the years ended December 31, 2003, 2004 and 2005 we recognized $7.5 million, $8.7 million and $10.1 million in revenues, respectively, from sales of IVIG in Israel.
HBIG
HBIG is a product that contains antibodies specific to HBV. HBV can cause lifelong infection, scarring of the liver, liver cancer, liver failure and death. Many patients with chronic HBV infection require a liver transplant. Because HBV can reside in tissue other than the liver, there is a high risk that the liver of these transplant patients will be reinfected with HBV, which can destroy the transplanted liver. To prevent reinfection, these patients require lifelong treatment for HBV. HBIG is one of the treatments used to prevent reinfection of the transplanted liver.
We market HBIG for the prevention of reinfection of transplanted livers with HBV. For the years ended December 31, 2004 and 2005, we recognized $1.8 million and $2.7 million in revenues, respectively, from sales of HBIG.
WNIG
WNIG is a product that contains antibodies specific to the West Nile fever virus. We are developing WNIG to treat severe infection with the West Nile virus and we have received orphan drug designation for WNIG from the FDA for this indication. The NIH is currently conducting a multi-center Phase I/ II clinical trial in the U.S. for the treatment of severe West Nile virus infection with our WNIG product candidate in approximately 100 patients, of which they have enrolled 35 to date. We expect to submit a BLA for WNIG to the FDA during 2008. In September 2005, we received a grant of $1.0 million from the NIH, of which $0.5 million has been funded to date for the development of this product candidate.
OUR BUSINESS STRATEGY
Our strategy is to utilize our core competencies to develop and market innovative products that address important unmet medical needs. We aim to make our biosurgical products the treatment of choice in surgical hemostasis, and our passive immunotherapy products the treatment of choice for immune deficiencies and for existing and emerging infectious disease, including potential bioterrorism threats. To achieve these goals, our strategy includes the following key elements:

➢	Focus on Additional Indications for Existing Products and Product Extensions. In our biosurgical product line, we intend to focus on developing and commercializing our products for new indications and creating product extensions to address the unmet needs of the medical community. For example, we identified the need for a hemostatic product to control severe or brisk bleeding and are developing our BHD product candidate with Ethicon to meet that need. In addition, we plan to enhance our biosurgical product offering to meet surgeons’ needs and preferences by developing two product extension candidates, our thrombin stand-alone and flowable thrombin. In our passive immunotherapy product line, we intend to further refine our hyperimmune capabilities and exploit our manufacturing know-how to rapidly commercialize products that address existing and emerging infectious disease, including potential bioterrorism threats. For example, we identified the need for a treatment for West Nile virus infection and are developing a product candidate that entered clinical trials in 2003, just three years after the disease was first detected in the U.S.

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➢	Develop and Launch Products that Integrate Biological Components and Medical Devices for the Biosurgical Market. We intend to apply our protein purification technology and our understanding of device-biological combinations to develop and launch novel combination products. We intend to design combination products that are more effective in wound closure and healing, easier to apply and target new indications, such as brisk bleeding. Our BHD, comprised of our BAC II and thrombin embedded in a biodegradable device, is our first product candidate in this area.

➢	Expand Our Core Technology. We intend to expand our core technology outside the area of protein purification through research, internal development and collaborations that will allow us access to new markets and indications. We expect our technology expansion to include both biologics and synthetics targeting healing, site-specific drug delivery and tissue regeneration. We intend to continue our efforts to identify opportunities to access new and complementary technologies through potential acquisitions, licensing, joint ventures and collaborations with universities and business organizations. We believe that this approach will allow us to efficiently develop a broad technology base from which we can deliver a greater variety of novel and complementary products.

➢	Utilize Strategic Collaborations to Develop New Products and Enter New Geographic Markets. We intend to strengthen our product pipeline and marketing efforts by capitalizing on the technology and worldwide and local marketing and sales infrastructure of third party collaborators. In 2005, we entered into collaboration agreements with Aeris and Symphony for the use of our fibrin sealant for development of product candidates for site-specific treatment of tissue and tissue regeneration. Also, we intend to increase our global presence through collaborations by expanding our sales and marketing efforts to various countries, including Japan, which we believe is currently the world’s largest market for fibrin sealants. Our objective in our collaborations is to diversify our development risk, develop multiple products with limited financial risk, efficiently market our products and quickly establish significant market share in new territories.
RESEARCH AND DEVELOPMENT
We conduct research and development in our biosurgical product line, focusing on developing products with characteristics that satisfy surgeons’ unmet needs. In our passive immunotherapy product line, we are directing our efforts to developing products that address immune deficiencies and existing and emerging infectious diseases, including potential bioterrorism threats. We have 24 employees directly involved in research and development in Israel. Our location in Israel allows us access to research groups in Israel, such as Technion-Israel Institute of Technology, the Weitzman Institute of Science and Tel Aviv University. In addition, we collaborate with the NIH in the U.S. and Paul-Ehrlich-Institut in Germany.
Our research and development activities and the clinical trials for our product candidates are funded by operations as well as financial support from our collaborators, which include commercial and government entities. Our research and development, clinical and regulatory expenses together with the cost incurred in connection with funded research and development were $3.5 million, $5.1 million and $7.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.
As of December 31, 2005, we had received grants from the NIH in connection with the development of our HT-VIG and WNIG product candidates. Generally we have the right to patent any technologies developed from government grants, subject to the U.S. government’s right to receive a royalty-free license for federal government use and to require licensing to others in certain circumstances.

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SALES AND MARKETING
Crosseal/ Quixil is currently marketed and distributed in the EU, certain other European countries and the U.S. through Ethicon, our exclusive distributor in those territories. In addition, Quixil is currently marketed in Mexico through a local distributor. Other products being developed under the development agreement with Ethicon, such as Crosseal II/ Quixil II, the thrombin products and the hemostatic bio-device, will also be exclusively distributed by Ethicon in those territories for their respective indications. In addition, we intend to expand our sales and marketing efforts into Japan. Further, we plan to collaborate with Ethicon to promote the usage and acceptance of our fibrin sealants.
We directly market our Quixil, IVIG and HBIG in Israel. In December 2005, we were awarded a contract by the United Kingdom government to provide VIG.
We also intend to expand our sales and marketing efforts for certain of our passive immunotherapy products into the U.S. We will require FDA approval to begin marketing any passive immunotherapy products into the U.S. In connection with this expansion effort, we have entered into a supply and distribution agreement with a U.S. distributor for one of our passive immunotherapy products. However, we do not have any commercial supply obligation under this agreement until we receive FDA approval for the passive immunotherapy product. As part of this agreement, the parties have agreed to cooperate to seek regulatory approval and we have agreed to supply the passive immunotherapy product for investigational use. Under the supply and distribution agreement, if FDA approval is received, we will supply the distributor’s requirements for commercial use in the U.S. and the distributor has agreed to make certain minimum purchases from us. In addition, we have entered into a plasma supply agreement, in part, to support our potential supply obligations for this product under the supply and distribution agreement. Under this agreement, we have agreed to purchase and the other party has agreed to supply certain minimum amounts of plasma annually. We can terminate this agreement with no penalty if we fail to obtain FDA approval for the passive immunotherapy product.
MANUFACTURING AND PRODUCTION
We currently manufacture our biosurgical and passive immunotherapy products in our facility near Tel Aviv, Israel. Our manufacturing facility layout and design, batch size spectrum and the application of our technology across products in both of our product lines gives us the flexibility to manufacture a variety of products, using our manufacturing lines for the manufacture of more than one product. In addition, our variable production batch size allows us to more easily scale-up our laboratory process to a commercial manufacturing level. This reduces the variation between our research and manufacturing batch sizes, which increases product equivalency between these two batch sizes. The ability to produce largely equivalent laboratory and commercial batch sizes reduces the probability of the FDA requiring additional clinical testing to demonstrate equivalence. This versatility allows us to increase the total output of our manufacturing facility, compared to the use of a “product dedicated line,” reduce the transition time from laboratory to commercial manufacturing and achieve manufacturing efficiency by matching unit output for the Crosseal/ Quixil components, BAC and thrombin.
We believe that our current production capacity is sufficient to meet our present output requirements. However, we intend to expand our production operations by building a new production facility in Jerusalem, Israel which we expect to complete in 2009. We currently expect that the additional production capacity provided by this new facility will allow us to meet our supply requirements thereafter.
The various regulatory requirements to which we are subject, such as the regulations of the FDA, the EMEA and the Israeli Ministry of Health, require us to adhere to cGMP. This standard requires

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manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures throughout the entire manufacturing process. Our facility was inspected and approved in 2003 by the FDA. Prior to such approval our plant was approved by the Medicines Control Agency, now known as Medicines and Healthcare Products Regulatory Agency, and the Israeli Ministry of Health as part of the pre-market approval process for our products. We are also subject to periodic reinspection of our facility.
Our production process consists primarily of protein extraction and purification, and includes various safety-enhancing procedures, including SD virus inactivation, pasteurization and proprietary nanofiltration.
The raw materials we use in our production processes consist primarily of human plasma or plasma fractions, synthetic materials and chemicals and other disposable materials. We obtain plasma and plasma fractions from FDA-approved collection centers in the U.S. and from Magen David Adom in Israel. We use plasma for the manufacture of thrombin, IVIG and hyperimmunes and, subject to manufacturing economics, we may prefer to use plasma fractions for the manufacture of these and other products. The decision to purchase plasma fractions as opposed to plasma is driven both by the fact that we need only specific components of plasma for the manufacture of our products, and the fact that the costs for undertaking the initial purification processes for plasma are currently higher for us than for other companies such as plasma fractionators that focus on those production steps.
We purchase each of the following raw materials and disposables for our marketed products from single suppliers:

➢	nanofiltration filters, which we use for virus removal and purchase from Asahi Kasei Pharma Corporation;

➢	a resin, which we use to remove plasminogen and produce BAC II and purchase from Amersham Biosciences AB;

➢	the specialized application device, which we sell as part of our Crosseal/ Quixil product package and purchase from PlastMed; and

➢	tranexamic acid, which we use as a stabilizing agent in the current version of Crosseal/ Quixil and purchase from Daiichi Pharmaceuticals Co., Ltd.
In the event that any one of these supply arrangements or agreements are terminated or the ability of any one of these suppliers to perform under our agreements were to be materially adversely affected, we anticipate that even if we are able to locate, qualify and enter into an agreement with a new supplier, it would take approximately six to twelve months to obtain regulatory clearance before a new supplier could begin supplying the relevant product to us. We have long-term agreements with all of our sole suppliers, except for Daiichi Pharmaceuticals Co., Ltd.
MATERIAL AGREEMENTS
Ethicon, Inc.
In September 2003, we entered into a development agreement and a distribution and supply agreement with Ethicon, Inc., a Johnson and Johnson company. In July 2004, we amended these agreements to redefine some of the regulatory milestones that had not been completed to date and to expand the territory in which Ethicon is permitted to exclusively sell certain of our products (as further discussed below) to include the U.S. and Canada.

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Development agreement
The development agreement requires us and Ethicon to use commercially reasonable efforts to develop Crosseal II/ Quixil II, thrombin, the BHD and flowable thrombin in accordance with a development plan approved by us and Ethicon.
Ethicon is responsible for all of our reasonable development costs, including costs related to clinical trials and regulatory filing fees, as well as half of our personnel compensation costs, incurred by us in connection with the development of the products under the agreement. Ethicon is also responsible for the purchase of capital equipment reasonably necessary to conduct development under the agreement. If we decide to use any equipment subsequent to the completion of such development, we may purchase such equipment at fair market value.
Ethicon is obligated to make milestone payments to us upon the earlier of the first commercial sale of a product developed under the agreement or 45 days after obtaining U.S. or EU marketing clearance of each such product. Total upfront and milestone payments under the agreement are approximately $5.7 million in the aggregate, of which none have been earned as of December 31, 2005.
We have agreed not to commercialize, without allowing Ethicon the opportunity to participate in, any improvement to either Crosseal/ Quixil or Crosseal II/ Quixil II in the U.S. or Canada.
We and Ethicon granted each other royalty-free, non-exclusive cross licenses to use the other party’s intellectual property rights necessary for the development work contemplated under the agreement. Intellectual property arising from the performance of each of our and Ethicon’s obligations under the agreement is owned by the party that developed the intellectual property, and intellectual property developed related to our products belongs to us and any intellectual property related to Ethicon’s products remains theirs. Intellectual property that is developed jointly is owned jointly. However, intellectual property related to the process of integration of our products with the substrate to be included in the BHD or the flowable thrombin; the BHD or flowable thrombin or any improvement to the BHD or flowable thrombin is owned jointly. There is no obligation under the agreement to account for or to obtain consent from us or Ethicon in order to exploit the jointly owned intellectual property.
Under this agreement, Ethicon is responsible for filing and prosecuting patents for jointly developed intellectual property related to the BHD and the flowable thrombin, and we are responsible for filing and prosecuting patents for jointly developed intellectual property related to Crosseal II/ Quixil II, BAC II, thrombin and the process for making the BHD and the flowable thrombin. Additionally, all regulatory filings for products developed under the agreement are owned by us, except that the regulatory filings for the flowable thrombin are owned by Ethicon.
The initial term of the agreement is until September 2013, but is subject to earlier termination upon the termination of the distribution and supply agreement, or the later of achievement of and payment for all milestones and completion of any agreed-upon improvements to products being developed under the agreement. Additionally, the agreement may be terminated by either party for material breach by, or upon the occurrence of a bankruptcy event in relation to, the other party.
Distribution and supply agreement
Under the distribution and supply agreement, we granted to Ethicon the exclusive right, in certain territories, to market, sell and distribute Crosseal/ Quixil and other fibrin sealant and hemostasis products that are being developed under the development agreement in professional medical settings for hemostasis and sealing indications (excluding dentistry applications). Ethicon has agreed that we will be its exclusive supplier of human plasma-derived hemostats and sealants for these indications. The territories covered by this agreement are the U.S. and Canada and all their territories and possessions, the EU, Norway, Iceland, Liechtenstein and Switzerland, excluding, in the case of Quixil,

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Portugal. Ethicon has a right of first refusal with respect to any new territories into which we may expand, and may expand into new territories upon written notice to us of its intention to do so, in each case subject to its obligation to pay for the necessary costs of obtaining marketing approval in such territories. In consideration of this exclusive arrangement, Ethicon paid us exclusivity fees, and upon reaching certain milestones, we may receive further payments.
Ethicon is obligated to pay us consideration based on the quantity of Crosseal/ Quixil, Crosseal II/ Quixil II, thrombin stand-alone and flowable thrombin that it purchases from us in each quarter. The transfer price paid to us for the products purchased in a quarter is calculated based on the average price at which products are sold by Ethicon in that quarter multiplied by a percentage that is fixed for each specific product in the relevant year. The transfer price is adjusted depending on the dollar amount and our scheduled percentage of Ethicon’s net sales during the quarter, subject to specified minimum and maximum transfer price amounts. The minimum transfer price is also subject to periodic readjustments designed to preserve our gross profit margin for the particular product in the event of regulatory changes that cause an increase in the unit costs of our cost variables or in our manufacturing costs for that product. These prices are also subject to readjustment upon extraordinary increases in our raw materials or supply costs. In each event, the extent of any price increase is to be agreed upon between the parties.
The agreement provides for Ethicon to purchase minimum quantities of our Crosseal/ Quixil, Crosseal II/ Quixil II and thrombin stand-alone. The minimum purchase amounts are generally based on a percentage of the previous year’s sales of the relevant product by Ethicon. In the event that Ethicon’s sales of these products fall by a specified percentage over two consecutive years, then we will have the right to terminate the agreement with respect to such products. If we fail to supply a specified minimum percentage of the binding orders placed by Ethicon for our products within a specific time period, we will be obligated to pay to Ethicon a liquidated damages penalty.
We are also obligated to supply Ethicon with certain specified additional devices and product components on a non-exclusive basis. Our obligation to supply these devices and components relates to the same territory as in which any primary product with which the device or component will be used or sold. The agreement also requires Ethicon to provide certain materials for use in connection with our fibrin sealant in some of the products we are developing under the agreement.
We are required to use commercially reasonable efforts to obtain and maintain the necessary regulatory approval to market and sell each product in accordance with the agreement, subject to Ethicon’s obligations to pay development and certain labor costs and expenses. However, Ethicon is obligated to use commercially reasonable efforts to conduct, at its expense, the peripheral vascular surgery study for Quixil in the United Kingdom and additional studies for an indication in addition to the current liver surgery indication for Crosseal at up to three sites in the U.S.
Ethicon is obligated to make certain milestone payments to us: upon our receipt of FDA approval, prior to the end of fiscal year 2007, for the commercial distribution of Crosseal in the U.S. for an indication in addition to liver surgery, and achievement of specified sales volume of Quixil by Ethicon in 2006 or 2007; and upon achievement of specified sales volume of Crosseal/ Quixil and Crosseal II/ Quixil II by Ethicon in 2008, 2009 or 2010. Total upfront and milestones payments under the agreement are approximately $13.2 million in the aggregate, of which we had earned approximately $10.2 million as of December 31, 2005.
The initial term of the agreement is until September 2013. Ethicon, at its option, may renew the agreement for an unlimited number of additional three year periods, exercisable upon at least 90 days’ written notice prior to the date of termination of the then current term. Ethicon may terminate the agreement at will at any time after March 23, 2006 by providing us with at least six months prior written notice, paying all development costs and one-half of our labor costs incurred during the six

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month notice period and making an early termination payment. Ethicon may also terminate the agreement if we fail to supply specified minimum percentages of the binding orders placed by Ethicon for our products. We may terminate the agreement if Ethicon breaches our exclusive supply arrangement or fails to make certain minimum purchases. The agreement may also terminate upon material breach or non-compliance with applicable law if the breach is not cured, or upon bankruptcy or similar event.
Medimop Medical Projects Ltd.
Under the agreement between us and Medimop Medical Projects Ltd., dated June 26, 2005, we have a perpetual, exclusive, worldwide, royalty-free, fully-paid license to use, manufacture, exploit, modify, create derivative works of, market, distribute, sell and exploit all intellectual property rights related to the mix-ject device, which is part of our application device for Crosseal/ Quixil and Crosseal II/ Quixil II.
PlastMed Ltd.
On March 25, 2004, we entered into a manufacturing and supply agreement with PlastMed, appointing PlastMed as our exclusive manufacturer and supplier of the Crosseal/ Quixil application device. This agreement was amended on June 30, 2004 in connection with the financing of certain material required for manufacturing the device.
Our agreement with PlastMed expires in March 2009. Under the agreement, PlastMed agreed to manufacture the application device exclusively for us during the term of the agreement and for a period of 36 months thereafter. In return, we agreed to order at least 80% of all of our requirements for the application device from PlastMed during the term of the agreement. In addition, we agreed not order the supply or manufacture of the application device, or any other product or device, from any of PlastMed’s subcontractors or suppliers for a period of four years after the termination of the agreement.
Under the terms of the agreement, with PlastMed’s assistance, we are required to obtain regulatory approval in the U.S. and the EU for the manufacture of the application device. We also agreed to indemnify PlastMed if the application device is supplied in and causes harm or damage in a territory where no applicable laws, statutes or orders exist as to its proper design, construction and quality.
Upon termination of the agreement, subject to certain conditions, PlastMed has a right of first refusal in the event that we seek to order additional quantities of the application device from another supplier. Upon exercise of this right, the agreement will be automatically renewed for an additional period of one year.
United Kingdom Department of Health
In December 2005, we were awarded a contract by the United Kingdom to provide VIG to the United Kingdom Department of Health. Under our agreement with them, we expect to receive approximately £11.5 million (approximately $20 million) through the end of the third quarter of 2006.
The term of the agreement expires in December 2006. The Department of Health has the right to extend the term for one additional year, upon written notice to us given no later than three months before the agreement would otherwise expire. The Department of Health has the right to terminate the agreement if we fail to deliver VIG within the time stated or agreed upon. In addition, the Department of Health may at any time terminate the agreement by giving three months written notice to us.

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Magen David Adom in Israel
On September 5, 1995, we entered into an assignment agreement with Octapharma A.G. and Magen David Adom, or MDA, an Israeli not-for-profit organization. Under this agreement, Octapharma A.G. assigned all its rights and obligations to us under its know-how, license and manufacturing contract, dated September 2, 1990 with MDA. On April 17, 1997, we entered into a lease and operation agreement with MDA, which terminated and replaced in its entirety our outstanding know-how, license and manufacturing contract with MDA. On July 20, 2000, this lease and operation agreement was terminated in its entirety and replaced by a new lease and operation agreement, which was subsequently amended on December 16, 2004.
Under our lease and operation agreement with MDA, as amended, we lease our manufacturing facility and some machinery and equipment from MDA and purchase plasma from MDA under certain terms. In addition, we have agreed, upon the termination of our agreement, to grant MDA a license to manufacture certain licensed products, which include Factor VIII, albumin and IVIG, as well as other new products, then registered in Israel, and market and sell these products only in Israel, as described below.
Our agreement with MDA terminates on December 31, 2010. After December 31, 2007, we have the right to terminate this agreement by giving 12 months advance written notice to MDA. If we exercise this early termination right, we will be required to pay MDA an amount equal to $500,000 per year, or such pro rata amount for a part of a year, from the date of termination until December 31, 2010. In addition, subject to certain conditions, we have a right to terminate this agreement if MDA refuses to finance or bear the costs associated with certain compulsory investments, as described below.
Under the terms of this agreement, we are required to maintain an unconditional bank guarantee in the amount of $250,000 in order to secure various payments due to MDA. Such guarantee is to be maintained for a period of six months after we vacate the manufacturing facility. In addition, we have provided MDA with a security interest on our inventory of uncompleted products and raw materials.
Lease and manufacturing
Under the terms of the agreement, we lease our manufacturing facility and some machinery and equipment from MDA in return for a rent and lease fee in the amount of $700,000 plus 1% of the sales of all products that were sold to third parties in each fiscal year, minus certain deductions, which fee shall not be less than $1.1 million and not more than $2.0 million per year.
Under the terms of the agreement, to the extent we purchase plasma from MDA that is collected from donors in Israel, we are required to give priority to the manufacture of licensed products from such plasma that is required for local use in Israel and ordered from us.
Upon termination of this agreement, we are obligated to leave the manufacturing facility in good working condition and capable of manufacturing all the licensed products. Upon termination of this agreement at any time after January 1, 2007, if the manufacturing facility is not capable of manufacturing all of the licensed products and MDA wishes to do so, then we are responsible for the cost of replacing any missing manufacturing equipment, up to a maximum of 50% of the grant, which grant is equal to the unused portion of $4.5 million that MDA does not spend on certain compulsory investments.
Investments in the manufacturing facility
Compulsory Investments. As a result of new laws, regulations, directives, requirements or instructions by authorities, certain compulsory investments in the manufacturing facility might be necessary to preserve appropriate licenses required to market products. The costs associated with these compulsory investments will be borne by us, MDA or both of us, depending on whether the prices of our products

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can be increased as a result of the compulsory investments. If we are able to increase the prices of our products, then the full cost for the compulsory investments shall be borne by us, and we will sell any such equipment or investment to MDA upon the termination of this agreement. If we are not able to increase the prices of our products, then the cost for the compulsory investments shall be borne by MDA and us, in equal parts or at any other ratio as determined by a steering committee comprised of MDA’s and our personnel. Notwithstanding the foregoing, MDA shall bear 100% of the costs related to any compulsory investments required by Israeli regulatory authorities as a result of the location of the manufacturing facility.
Under the agreement, we have agreed to finance all of the required compulsory investments until December 31, 2006, including MDA’s share, which we are entitled to offset against the rent and lease fee, provided that the rent and lease fee received by MDA in any given year during such period shall not be less than $1.0 million.
In the event that the required compulsory investments are of a substantial magnitude or are required after January 1, 2006, we are entitled to refuse to finance or bear the cost of such investments. Subsequent to our refusal, MDA will be entitled to finance or refuse to finance such compulsory investments. If MDA refuses to finance or bear the cost of such compulsory investments, we will have the option to terminate our agreement or carry out the compulsory investments. Additionally, MDA shall be entitled to refuse to participate in such compulsory investments, even if we are prepared to finance them, if the requirement for such compulsory investment was not issued by a competent Israeli authority and MDA’s part in such investment exceeds a specified amount in a given time frame.
Discretionary Investments. If we install new items of equipment in the manufacturing facility or make any other investments not essential to preserving appropriate licenses and to maintaining our ability to market products, we will bear the costs associated with such discretionary investments. Upon the termination of our agreement, we may, at our option, remove from the manufacturing facility any such equipment that is easily removable, or sell it to MDA. Any new equipment that becomes an inseparable part of the manufacturing facility shall be purchased by MDA at a price negotiated in good faith by MDA and us. In the event that MDA does not operate the manufacturing facility during the five years after we vacate the premises, MDA will be released from its obligation to purchase this equipment from us and we will be entitled to remove it.
Plasma
Under the terms of the agreement, we are required to notify MDA at the beginning of each quarter which products we intend to manufacture from its plasma. Every two quarters, an accounting is made whereby we pay MDA for the amount of plasma actually used in the manufacture of our products. However, if MDA finds a buyer for its plasma that is willing to pay higher prices than those specified in our agreement, then we will have the right of first refusal to purchase such plasma for the same price as the third party is willing to pay. We have elected not to exercise this right of first refusal for the fiscal year 2006.
Intellectual property
Upon the termination of this agreement on December 31, 2010, we will grant MDA a royalty free, perpetual and non-transferable license to manufacture all of the licensed products based on our know-how, as well as any new products that are either registered as a new patent or as a new pharmaceutical product with the Registrar of Medical Preparations in the Israeli Ministry of Health, and to market and sell these products in Israel.
Upon the expiration or termination of this agreement at any time after December 31, 2006, we are obligated to favorably consider a request by MDA to obtain from us a license granting MDA the right to manufacture and sell in Israel, products that we manufactured at the manufacturing facility.

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In addition, for a period to be agreed upon during the last year of our operation of the manufacturing facility, we agreed to train, at MDA’s cost, a few of MDA’s key personnel in the operation of the manufacturing facility so that MDA may continue operating the manufacturing facility after the termination of our agreement.
INTELLECTUAL PROPERTY
Our success will depend in large part on our ability to maintain a proprietary position in our products and product candidates through a combination of patents and trade secrets. We rely upon patents, trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We plan to aggressively protect and defend our proprietary position. As of February 1, 2006, we owned 12 U.S. patents and seven patent applications related to our protein purification technology and the design of our products. We also own 72 patents and 30 patent applications in foreign countries related to this technology.
We believe that our patents and our existing products and product candidates do not infringe upon intellectual property rights of others, however it is possible that our existing patent rights may be challenged and found invalid or found to violate proprietary rights of others. In the event any of our products are challenged as infringing, we would be required to modify the design of the product, obtain a license or litigate the issue. We may not be able to finance costly patent litigation, obtain licenses or modify our products in a timely manner or at all. Failure to defend a patent infringement action or to obtain a license or implementation of modifications would have a material adverse effect on our continued operations.
In addition to our patents, other intellectual property and know-how, including the parts of our protein purification technology that we have produced and own, we seek to establish trade secret protections and contractual safeguards such as confidentiality and proprietary information agreements. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. In an effort to protect our rights to this proprietary information and technology, which are not patented, we require all employees, consultants and advisors to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside our company. Further, as a matter of company policy, all scientific and technical employees have executed agreements that generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by them. However, these agreements may not effectively prevent disclosure of our confidential information or provide meaningful protection for our confidential information if there is unauthorized use or disclosure.
COMPETITION
The biotechnology and biopharmaceutical industries are characterized by rapidly evolving technology and intense competition. Our competitors include pharmaceutical, biopharmaceutical, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours. In addition, many specialized companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with our products. Accordingly, our competitors may succeed in obtaining patent protection, receiving marketing approval from the FDA, EMEA or other regulatory authorities and commercializing products more rapidly than us. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection, and may commercialize products on their own or through joint venture arrangements.

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Biosurgical competition
We compete with products in the active biosurgical hemostats market, which includes surgical sealants and synthetic glues. A number of companies, such as Baxter International Inc. and CryoLife, Inc. market fibrin sealants, glues and collagen for hemostatic applications. In addition, Baxter, ZLB-Behring LLC and Nycomed A/S all market fibrin sealants. Of these, we believe that Baxter, which markets Tisseel VH in the U.S., is our main competitor in this territory, being the manufacturer of the only other FDA-approved fibrin sealant. In Europe, our main competitors include Baxter, which markets Tissucol, and Nycomed, which markets Beriplast (manufactured by ZLB-Behring), TachoComb H and TachoSil. ZLB-Behring markets Beriplast and Tachocomb in Japan. TachoComb H and TachoSil, unlike other fibrin sealants, embed the fibrin sealant in a solid substrate. The substrate of TachoComb contains bovine and equine proteins, while the substrate of TachoSil contains equine proteins. Beriplast also contains bovine proteins. Currently, Crosseal/ Quixil is the only commercially available liquid fibrin sealant that, among other features, is completely free of bovine proteins.
In the market for thrombin products, our human thrombin stand-alone product candidate would compete mainly in the U.S. with bovine-derived thrombin products marketed by King Pharmaceuticals, Inc., for the same indications. In addition, Baxter markets FloSeal, a bovine-based gelatin combined with human thrombin, which would compete with our flowable thrombin product candidate. ZymoGenetics, Inc. is developing a recombinant thrombin product which does not contain bovine or equine proteins and has entered Phase III clinical trials. Further, Haemacure Corporation has announced plans to develop a human thrombin product which could compete with our thrombin stand-alone product.
In addition to these products, our products also compete with fibrin sealants and other biosurgical products that are prepared on site by medical staff from the plasma of the patient prior to undergoing surgery. ThermoGenesis Corp.’s CryoSeal FS System, a thrombin and fibrin system, is an example of such a product candidate. ThermoGenesis has completed Phase III clinical trials for CryoSeal FS System.
Passive immunotherapy competition
In the passive immunotherapy market, our VIG product competes with immunoglobulin products marketed by DynPort Vaccine Company LLC and Cangene Corporation for the same indication. Our HT-VIG product candidate is the only high titer passive immunotherapy that we are aware of. Existing VIG products would compete with HT-VIG. Our WNIG product candidate is the only passive immunotherapy for West Nile fever that we are aware of. The other treatment for the West Nile fever is the administration of general anti-viral drugs. In addition, there are many general IVIG manufacturers, any of which can enter the Israeli general IVIG market at any time.
GOVERNMENT REGULATION
Government authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of drugs, biologics and medical devices under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approval or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.
The steps required before a new drug or biological product may be marketed in the U.S. include: pre-clinical laboratory and animal tests and formulation studies; submission to the FDA of an investigational new drug exemption, or IND, for human clinical testing, which must become effective

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before human clinical trials may begin; adequate and well-controlled clinical trials to establish the safety and effectiveness of the product candidate for each indication; submission to the FDA of a new drug application, or NDA, for a drug product or a Biologics License Application, or BLA, for a biological product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with regulatorily-prescribed cGMP; and FDA review and approval of the NDA or BLA.
Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.
Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or endpoints, to be evaluated. Each protocol must be submitted to the FDA as part of the IND.
Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined with each other. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase I usually involves the initial introduction of the investigational product candidate into people to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage; identify possible adverse side-effects and safety risks; and preliminarily evaluate the effectiveness of the product candidate for specific indications. Phase III trials usually further evaluate clinical effectiveness and test further for safety by using the product candidate in its final form in an expanded patient population.
We cannot guarantee that Phase I, Phase II or Phase III clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, we, the FDA or another party may suspend or terminate clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.
Assuming successful completion of the required clinical testing, the results of the preclinical studies and the clinical studies, together with other detailed information, including information on the manufacture and composition of the product candidate, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product candidate for one or more indications. Before approving an application, the FDA usually will inspect the facility or the facilities at which the product candidate is manufactured, and will not approve the product candidate unless cGMP compliance is satisfactory. If the FDA determines the application and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application of manufacturing facilities are not acceptable, the FDA may outline the deficiencies in the NDA or BLA and often will request additional testing or information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. After approval, certain changes to the approved product candidate, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

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We may seek fast track designation for some of our products. Fast track products are those that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs for such a condition. Fast track products are eligible for two means of potentially expediting product development and FDA review of NDAs. First, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit. Approvals of this kind may be subject to requirements for appropriate post-approval studies to validate the surrogate endpoint or otherwise confirm the effect on the clinical endpoint, and to certain other conditions. Second, if the FDA determines after review of preliminary clinical data submitted by the sponsor that a fast track product may be effective, it may begin review of portions of an NDA or BLA before the sponsor submits the complete NDA or BLA, thereby accelerating the date on which review of a portion of the NDA or BLA can begin. There can be no assurance that any of our other product candidates will receive designation as fast track products. And even if they are designated as fast track products, we cannot assure you that our product candidates will be reviewed or approved more expeditiously for their fast track indications than would otherwise have been the case or will be approved promptly, or at all. Furthermore, the FDA can revoke fast track status at any time.
Pursuant to the Orphan Drug Act, FDA may designate a drug intended to treat a “rare disease or condition” as an “orphan drug.” A “rare disease or condition,” is generally one that affects fewer than 200,000 people in the U.S. Orphan drug designation must be requested before submitting a NDA or BLA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for use for which it has such designation, the product is entitled to exclusive marketing rights in the U.S. for seven years, meaning that FDA may not approve any other applications to market the same drug for the same indication during that period, except in limited circumstances. Orphan drugs may also be eligible for federal income tax credits for certain clinical trial expenses. FDA has accepted WNIG into the orphan drug program. However, the Orphan Drug Act could be repealed, amended or reinterpreted in ways that may adversely effect the development of WNIG. Further, even if designated as orphan drug, our products may not be approved before other applications and granted orphan drug exclusivity if approved. Therefore, we cannot assure you as to the precise scope of protection that may be afforded by an orphan drug designation in the future.
In addition, holders of an approved NDA or BLA are required, for example, to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to comply with cGMP and other aspects of regulatory compliance.
Some of our products which have a lower potential safety risk to the intended user or patient, and which have similar, competitive products previously cleared by the FDA for the same intended indication, may utilize a simpler and shorter regulatory path called a Premarket Notification or a 510(k) application to gain commercial access to the marketplace. This regulatory process requires that we demonstrate substantial equivalence to a product which was on the market prior to May 29, 1976, or which has been found substantially equivalent after that date.
Our research and development operations involve the use of hazardous materials, including chemicals like acetones and hexanes, radioactive materials like carbon-14 and tritium, and biological materials such as human plasma. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Our capital expenditures and costs to comply with

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these laws and regulations have not been a material part of our operating expenses to date. For at least the next two to three years, we do not anticipate that we will be required to make material capital expenditures for environmental control facilities in order to comply with these regulations.
In addition, our product candidates under development will be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our product candidates. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product candidate in those countries. The approval process varies from jurisdiction to jurisdiction and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.
EMPLOYEES
As of December 31, 2005, we had approximately 150 employees at the following locations: our manufacturing facility in Kiryat Ono, near Tel Aviv, Israel, research and development facility in Rechovot, Israel, regulatory affairs, marketing and logistics support offices in Brussels, Belgium and our headquarters in New York, New York. Of these employees, 15 hold Ph.D. degrees. With the exception of one employee, all of our employees are full-time; 24 of these are directly involved in research and development, and approximately 100 are involved in manufacturing operations, including quality assurance and regulatory affairs.
We are subject to local labor laws and regulations with respect to our employees in those jurisdictions. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay, and other conditions of employment.
In particular, by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to provision of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally concern cost of living increases, recreation pay, and other conditions of employment. We believe that the benefits and working conditions that we provide to our employees are above the required minimum. Our employees are not represented by a labor union. We have written employment contracts with virtually all of our employees and we believe that our relations with our employees are satisfactory.
FACILITIES
We currently lease approximately 54,000 square feet of office, manufacturing, laboratory and warehousing space in Kiryat Ono, near Tel Aviv, Israel for $1.1 million to $2.0 million per year. Our current space is adequate to support our current operations, although we anticipate that we will need additional space in order to increase our manufacturing capacity. The lease expires December 2010.
We also lease approximately 15,000 square feet of office and laboratory research space in Rechovot, Israel, which we use to conduct our research and development activities. Under this lease, in 2005 we paid a fee of NIS 632,500 (approximately $140,900). This lease expires June 2008.
Our European regulatory affairs, marketing and logistics support offices are located in a leased office space in Brussels, Belgium. Under this lease we pay a fee of € 51,311 (approximately $64,000) per year. This lease expires in 2008.
In addition, our headquarters are located in a leased office space at 630 Fifth Avenue, 22nd Floor, New York, New York 10111. Under this lease we paid a fee of $159,600 for 2006. This lease expires on

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December 27, 2006. Upon expiration, the lease will be automatically renewed for successive three months intervals unless earlier terminated by either party upon advance written notice prior to the expiration date of the then current term.
LEGAL PROCEEDINGS
We are not currently a party to any material legal proceedings. We may, from time to time, become involved in litigation or other adversarial proceedings based on commercial, product liability or other claims.

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EXECUTIVE OFFICERS AND DIRECTORS
Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of January 1, 2006:

Name	Age	Position(s)

Robert Taub	58	President, Chief Executive Officer and Director
Nissim Mashiach	45	Senior Vice President, Operations
Michael Burshtine	41	Senior Vice President and Chief Financial Officer
Harold Safferstein, Ph.D., J.D.	41	Vice President, Business Development
Philippe Romagnoli	58	Vice President and Secretary
Fredric D. Price	60	Chairman of the Board
Douglas A. Cotter, Ph.D.	62	Director
Bernard Horowitz, Ph.D.	61	Director
Steven St. Peter, M.D.	39	Director
Robert Taub has served as our President, Chief Executive Officer and a member of our board of directors since the founding of Omrix in 1995. Prior to establishing Omrix, Mr. Taub was the co-founder of Octapharma A.G., a Swiss plasma fractionation and pharmaceutical company, which successfully introduced innovative plasma derivative products to the market. During his time at Octapharma, from 1983 to 1995, the company underwent a successful transformation from a start-up operation to an integrated manufacturing enterprise. He also founded a research and development group in Israel and initiated and directed the management of a biological fibrin sealant development project. Prior to Octapharma, Mr. Taub held various general management and sales and marketing positions with Armour Pharmaceutical, Revlon Health Care Group, Baxter Travenol Laboratories, Inc., now Baxter International Inc., and Monsanto Company. He has a B.A. in languages from the University of Antwerp and an M.B.A. from INSEAD (the European Institute of Business Administration) in Fontainebleau, France.
Nissim Mashiach has served as our Senior Vice President, Operations since 2000 and was our plant manager from 1998 to 2000. From 1991 to 1998, he served in various production and operations management positions with Perio Products Ltd., a privately held medical devices manufacturer located in Jerusalem, Israel. Mr. Mashiach holds a B.Sc. in chemical engineering from the Technion in Haifa, Israel, an Mpharm.Sc. from the Hebrew University in Jerusalem, Israel and an M.B.A. from the University of Manchester.
Michael Burshtine has served as our Senior Vice President and Chief Financial Officer since April 2004. From October 2001 to April 2004, he was the senior partner at Kesselman Corporate Finance PricewaterhouseCoopers in Tel Aviv, Israel. From January 1999 to October 2001, he was an audit and transaction support partner at Kesselman & Kesselman PricewaterhouseCoopers in Tel Aviv, Israel. From 1992 to 1999, he was a certified public accountant at Shachak Peer Reznick & Co. in Tel Aviv, Israel, including the last two years as a partner. Mr. Burshtine is a certified public accountant in Israel and has a B.A. in economics and accounting and an M.B.A. from Tel-Aviv University.
Harold Safferstein, Ph.D., J.D. has served as our Vice President, Business Development since March 2006. From 2004 to 2005, he was executive vice president, corporate development for TransPharma Medical, Ltd. a privately held medical device company located in Israel. From 2001 to 2005, he was vice president, business development for Acorda Therapeutics, a CNS drug development and marketing company. From 1997 to 2001, he served in various business development and marketing positions with Bristol-Myers Squibb. From 1991 to 1997, he was director, technology transfer at the National Heart, Lung, and Blood Institute and cooperative venture manager for the National Institute of Allergy and

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Infectious Diseases, National Institutes of Health. Dr. Safferstein received a B.A. in biochemistry from Rutgers University, a Ph.D. in human anatomy and neurobiology from the University of Louisville, a J.D. from the American University, Washington College of Law and an M.B.A. from Columbia University.
Philippe Romagnoli has served as our Vice President and Secretary since April 2004. From September 2002 to April 2004, he was our interim Chief Financial Officer and a member of our board of directors. Prior to joining Omrix, from 1998 to 2002, he was the chairman of the board of Artesia Bank and from 1992 until 1998, the chief executive officer of Banque Paribas Belgium. Mr. Romagnoli holds an engineering degree with a specialty in physics from the University of Liège Belgium.
Fredric D. Price has served as the chairman of our board of directors since January 2005. Since August 2004, he has been the chairman of the Empirical Physician & Patient Information Census, or EPPIC and a member of the general partnership of BioDevelopment Ventures. From October 2000 to August 2004, he was chairman of the board of directors and chief executive officer of BioMarin Pharmaceutical Inc. During his time at BioMarin, the company underwent a successful transformation from an early stage R&D organization to a fully integrated biotech company. From 1994 to 2000, he was president, chief executive officer and director of Applied Microbiology, a biotechnology and nutrition company. His prior experiences include having been vice president of finance and administration and chief financial officer of Regeneron Pharmaceuticals, Inc., a founder of the strategy consulting firm RxFDP, and a vice president of Pfizer Pharmaceuticals with both line and staff responsibilities. Mr. Price received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.
Douglas A. Cotter, Ph.D. has served as a member of our board of directors since November 2005. From 1985 to 1996, 1998 to 2000 and since 2003, Dr. Cotter has been the president of Healthcare Decisions, Inc., a private health care and biotechnology consulting firm specializing in corporate development and acquisitions. From 2000 to 2002, he was a senior vice president of Leerink Swann and Company, an investment banking firm focusing on life science and medical corporations. Between 1996 and 1998, Dr. Cotter was vice president of Decision Resources, Inc., a consulting firm specializing in the health care industry, primarily pharmaceuticals. Dr. Cotter is also a director of Respironics, Inc.
Bernard Horowitz, Ph.D. has served as a member of our board of directors since February 2006. Since January 2000, he has been a principal of Horowitz Consultants, LLC, a company providing assistance in strategic planning, process development, viral safety, clinical trial design and new product regulatory compliance. From 1995 to 1999, Dr. Horowitz served as chief scientific officer and executive vice president of V.I. Technologies, Inc., now Panacos Pharmaceuticals, Inc., a now publicly held company he helped found as a spin-out from the New York Blood Center. Dr. Horowitz has served as a scientific consultant to the National Institutes of Health, the Food and Drug Administration, the National Hemophilia Foundation, the International Association of Biological Standardization, and the World Health Organization. Dr. Horowitz received his B.S. in biology from the University of Chicago and his Ph.D. in biochemistry from Cornell University Medical College. He is a director of Protein Therapeutics, Inc.
Steven St. Peter, M.D. has served as a member of our board of directors since February 2004. He joined MPM Capital L.P. as a principal in 2004 and became a general partner in 2005. Prior to joining MPM, from 2001 to 2003, he was a principal at Apax Partners and from 1999 to 2001, he was a senior associate at The Carlyle Group. His investment scope has included both venture and buyout transactions across the medical technology and biopharmaceutical industries. Dr. St. Peter is board certified in internal medicine and was previously an assistant clinical professor of Medicine at Columbia University. He completed his Doctor of Medicine at Washington University. Prior to his medical training, he was an investment banker at Merrill Lynch. He also holds an M.B.A. from the Wharton School of the University

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of Pennsylvania and a B.A. in Chemistry from the University of Kansas. He is a director of Helicos BioSciences Corporation, PharmAthene, Inc. and Xanodyne Pharmaceuticals Inc.
BOARD COMPOSITION
Upon completion of this offering, we will have an authorized board of directors comprised of five members, which we believe will be compliant with the independence criteria for boards of directors under applicable law. We will continue to evaluate our compliance with these criteria over time. To the extent we deem necessary, we will seek to appoint additional independent directors.
Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution adopted by a majority of our board of directors.
BOARD COMMITTEES
Audit committee
Our audit committee is comprised of Fredric D. Price (chairman), Douglas A. Cotter and Bernard Horowitz. Fredric D. Price is independent as defined under Nasdaq rules. The board of directors has determined that Fredric D. Price is an “audit committee financial expert” as defined under SEC rules and regulations by virtue of his business background and experience described under “Executive officers and directors” above.
Our audit committee is responsible for, among other things:

➢	overseeing the accounting and financial reporting processes and audits of our financial statements;

➢	appointing an independent registered public accounting firm to audit our financial statements;

➢	overseeing and monitoring:

-	the integrity of our financial statements;

-	our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

-	our independent auditor’s independence and performance; and

-	our internal accounting and financial controls;

➢	preparing the report that SEC rules require be included in our annual proxy statement or annual report on Form 10-K; and

➢	providing management with the results of its monitoring and recommendations.
Compensation committee
Our compensation committee is comprised of Douglas A. Cotter (chairman), Bernard Horowitz and Fredric D. Price. Our compensation committee is responsible for, among other things:

➢	reviewing and approving executive compensation plans for our chief executive officer and other executive officers;

➢	reviewing and making recommendations to the board of directors regarding the compensation policy for such other officers as directed by the board;

➢	reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees;

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➢	reviewing and making recommendations to the board of directors regarding general guidelines for the issuance of options and other forms of equity based compensation to all employees and consultants;

➢	preparing a report to be included in our annual proxy statement or annual report on Form 10-K; and

➢	acting as administrator of our current benefit plans, including making recommendations for amendments to the plans.
Governance and nominating committee
Our governance and nominating committee is comprised of Fredric D. Price (chairman), Steven St. Peter and Robert Taub. Our governance and nominating committee is responsible for, among other things:

➢	reviewing board composition, procedures and committees, and making recommendations on these matters to the board of directors;

➢	reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board; and

➢	overseeing compliance by the board of directors and management with our corporate governance principles and ethics standards and code of conduct.
DIRECTOR COMPENSATION
We provide cash compensation and stock options to non-employee members of our board of directors for serving on our board of directors. After the closing of this offering, we will pay each of our non-employee directors $30,000 per year for serving on our board of directors. We provide an additional payment of $90,000 per year to Fredric D. Price for service as chairman of the board of directors. In addition to compensation for board services, we will pay the members of our committees, other than the chairman, $7,500 per year to each member of our audit committee and $5,000 per year to each member of our compensation committee and governance and nominating committee. We will pay the chair of the audit committee $15,000 and the chairs of each of the compensation committee and governance and nominating committee $10,000. The aggregate compensation paid to Fredric D. Price will not exceed $120,000, notwithstanding service on any of our committees. Members of our board of directors are reimbursed for some expenses in connection with attendance of board and committee meetings.
In January 2005, we granted stock options to Fredric D. Price to purchase up to 109,091 shares of our common stock pursuant to our 2004 Equity Incentive Plan. In addition, in December 2005, we granted stock options to Douglas A. Cotter to purchase up to 10,909 shares of our common stock pursuant to our 2004 Equity Incentive Plan. Following the completion of this offering, each newly appointed non-employee director will be eligible to participate in our equity incentive plan and will be granted stock options to purchase 10,909 shares of common stock for his or her service on our board of directors upon joining the board of directors, as described in the section of this prospectus entitled “Employee benefit plans.”
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
Our compensation committee is comprised of Douglas A. Cotter (chairman), Bernard Horowitz and Fredric D. Price. None of the members of our compensation committee was at any time during 2005 one of our officers or employees. No member of our compensation committee and none of our

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executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
EXECUTIVE COMPENSATION
Summary compensation table
The following table presents compensation information for 2005 paid to or accrued for our chief executive officer and the next four most highly compensated executive officers whose annual compensation exceeded $100,000 for the fiscal year ended December 31, 2005, whom we refer to in this prospectus as the “named executive officers.”

	2005 Annual compensation				Long-term compensation

			Other		Restricted		Securities
			annual		stock		underlying	All other
Name and principal positions	Salary	Bonus(1)	compensation		awards		options	compensation

Robert Taub
Chief Executive Officer	$350,000	$100,000	$82,090	(2)	$—		—	$12,910	(3)
Nissim Mashiach
Senior Vice President, Operations	187,541	74,766	27,968	(4)	—		18,182	69,958	(5)
Michael Burshtine
Senior Vice President and Chief Financial Officer	170,000	55,000	28,229	(6)	104,165	(7)	127,273	34,350	(8)
Philippe Romagnoli
Vice President and Secretary	166,008	—	—		—		—	—
Martin Knopf(9)
Executive Vice President, Corporate Development and General Manager of U.S. Operations	120,120	2,951	7,592		—		107,744	96,250	(10)

(1)	Includes bonuses paid in the first quarter of 2006 for services rendered during 2005.

(2)	This amount includes $27,273 for payment of health insurance premiums.

(3)	This amount represents $12,910 for life insurance premiums.

(4)	This amount includes $14,956 for a leased car and $9,755 for a tax related reimbursement.

(5)	This amount includes $26,547 for vacation redemption, $14,063 for deposits in a short term savings plan and $29,348 for life insurance and certain other retirement benefits typically provided in Israel.

(6)	This amount includes $22,037 for a leased car.

(7)	This amount represents the value of a grant of 7,576 shares of restricted common stock calculated based upon the fair market value of our common stock on December 31, 2005, which was $13.75 per share.

(8)	This amount includes $11,268 for deposits in a short term savings plan and $23,081 for life insurance and certain other retirement benefits typically provided in Israel.

(9)	Martin Knopf, who served as our Executive Vice President, Corporate Development and General Manager of U.S. Operations, ceased working with us in July 2005.

(10)	This amount represents the balance of an annual retainer.

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Stock option grants in last fiscal year
The following table presents information regarding grants in 2005 of stock options to the named executive officers. Options and restricted stock granted to our named executive officers were granted under our 2004 Equity Incentive Plan. Generally, 25% of the shares subject to the options and the restricted stock granted to employees vest one year from the date of grant and thereafter vest in equal installments of 25% on the next three anniversaries of the date of grant. Unvested shares subject to the options and the restricted stock held by our named executive officers will vest automatically upon completion of this offering.

	Number of	Percentage of
	securities	total options
	underlying	granted to	Exercise or		Grant date
	options	employees	base price	Expiration	present
Name	granted	in 2005	($/share)	date	value ($)(1)

Robert Taub	—	—	$—	—	$—
Nissim Mashiach	18,182	5%	13.75	12/30/2014	44,000	(A)
Michael Burshtine	109,091	29%	6.19	04/18/2014	96,000	(B)
	18,182	5%	13.75	12/30/2014	44,000	(A)
Philippe Romagnoli	—	—	—	—	—
Martin Knopf(2)	107,744	29%	6.19	04/02/2006	5,926	(C)

(1)	The present value of stock option grants was estimated in accordance with the Black-Scholes option pricing model as permitted by the rules of the Securities and Exchange Commission. Key assumptions used under the Black-Scholes model include: (A) (a) an expected option term of 4.5 years, (b) risk-free rate of 4.31%, (c) stock price volatility of 0% and (d) no expected dividends. (B) (a) an expected option term of 3.75 years, (b) risk-free rate of 4.04%, (c) stock price volatility of 0% and (d) no expected dividends. (C) (a) an expected option term of 0.5 years, (b) risk-free rate of 3.55%, (c) stock price volatility of 0% and (d) no expected dividends.

(2)	Martin Knopf, who served as our Executive Vice President, Corporate Development and General Manager of U.S. Operations, ceased working with us in July 2005.
The percentage of total options granted to employees in 2005 is based on options to purchase a total of 373,199 shares of common stock granted during the year ended December 31, 2005.

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Aggregate options exercised in last fiscal year and fiscal year-end option values
The following table presents the number of shares of common stock acquired and the value realized upon exercise of stock options during 2005 and the number of shares of common stock subject to “exercisable” and “unexercisable” stock options held as of December 31, 2005 by each of the named executive officers. Also presented are values of “in-the-money” options, which represent the positive difference between the exercise price of each outstanding stock option and the assumed initial public offering price of $12.00 per share. There were no stock options exercised by named executive officers in 2005.

			Number of securities		Value of unexercised
			underlying		in-the-money
			unexercised		options held at
			options held at		December 31, 2005
	Shares	Value	December 31, 2005		($)
	acquired on	realized
Name	exercise	($)	Vested	Unvested	Vested	Unvested

Robert Taub	—	—	21,818	—	—	—
Nissim Mashiach	—	—	81,818	36,363	504,545	168,184
Michael Burshtine	—	—	45,455	81,818	264,205	369,884
Philippe Romagnoli	—	—	27,273	9,091	252,273	84,092
Martin Knopf(1)	—	—	51,627	56,117	300,082	326,180

(1)	Martin Knopf, who served as our Executive Vice President, Corporate Development and General Manager of U.S. Operations, ceased working with us in July 2005.
Employment agreements
Effective March 20, 2006, we entered into an employment agreement with Robert Taub. The initial term of the agreement will end three years after the completion of an initial public offering of our securities, subject to automatic annual extensions for successive one-year terms unless either we or Mr. Taub gives six months prior written notice to the other party of the intent not to renew.
Under the agreement, Mr. Taub is entitled to receive an annual base salary of $400,000, subject to annual modifications in the discretion of our board of directors. Mr. Taub will also be eligible to participate in our management bonus plan, when such plan is established, in accordance with the terms and conditions of such a plan, though in no event shall Mr. Taub’s annual bonus be less than 25% of his then-current base salary. In connection with Mr. Taub’s relocation from Belgium to New York, we have agreed to pay or reimburse Mr. Taub for relocation costs, costs associated with leasing a suitable apartment in Manhattan, New York, up to $5,000 per month for increased living costs as a result of living in Manhattan, New York, up to four round trips each year for Mr. Taub and his wife between Brussels, Belgium and New York, New York, and tax gross-up payments to Mr. Taub to compensate him for increased income tax liability resulting from the relocation.
Pursuant to the agreement, Mr. Taub was granted 36,364 shares of our common stock, with 27,273 of such shares vesting on March 20, 2006 and 9,091 shares vesting upon the earliest to occur of: (1) a public offering of our securities, (2) March 20, 2007, or (3) a change of control. Unvested shares shall be subject to repurchase by us for $0.01 per share if Mr. Taub voluntarily resigns his position with us and his membership on our board of directors before March 20, 2007, or if Mr. Taub is removed from our board of directors and/or terminated for cause (as defined in the agreement) before March 20, 2007.
During the term of the agreement, if we terminate Mr. Taub’s employment without cause or Mr. Taub terminates his employment with good reason (as defined in the agreement), Mr. Taub will be entitled

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to receive: (1) a pro rata potion of any annual bonus awarded to him for the year of termination; (2) payments equal to his base salary for two years from the date of termination; (3) coverage under his then-current healthcare benefits for one year from the date of termination; and (4) any vesting of his stock options and restricted stock grants, in accordance with the terms of his grant agreements. These payments and benefits also apply if Mr. Taub voluntarily resigns within one year following a change of control, as a result of diminution of duties or relocation to a city other than New York, New York or Brussels, Belgium, provided that Mr. Taub provides us with at least one month prior written notice. Termination payments are also triggered in the event of Mr. Taub’s death or disability during the term of the agreement, generally equal to (1) one years’ base salary and (2) the cost of relocating Mr. Taub’s family back to Belgium. If any payments to Mr. Taub would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, we are required to make gross-up payments to Mr. Taub to compensate him for any tax losses. Upon the termination of Mr. Taub’s employment with us, we and Mr. Taub will each execute general releases releasing the other party from all claims and actions relating to the employment agreement. In addition, Mr. Taub has agreed that he will not compete with us, nor solicit any of our employees, consultants, independent contractors, customers or clients for a period of one year following termination of his employment for any reason.
On September 21, 1997, we entered into an agreement with Nissim Mashiach in connection with his services as operations manager of our manufacturing facilities. Under the agreement, Mr. Mashiach receives monthly compensation, which was set initially at NIS 24,000 in 1997 (approximately $6,690) and is adjusted based on the Israeli consumer price index each month. This agreement will terminate if either we or Mr. Mashiach gives the other 90 days written notice, if Mr. Mashiach is incapable of performing his duties for a period exceeding 180 days or if Mr. Mashiach is discharged for certain breaches of the employment agreement. We will also make a monthly contribution of 13.33% of Mr. Mashiach’s monthly base salary to severance and pension funds to be maintained on his behalf, known as a manager’s insurance policy, as well as a monthly contribution of 2.5% of his monthly base salary to a disability pension to be maintained on his behalf. Upon termination of this agreement, Mr. Mashiach is entitled to receive all amounts accrued in the manager’s insurance policy. If the amount accrued in the manager’s insurance policy is less than the severance pay required by law (one month salary per year of employment), we will pay him an additional amount to ensure that he receives his entire severance pay.
In February 2004, we entered into an employment agreement with Mr. Burshtine, which we amended and restated as of January 1, 2006. The agreement provides for Mr. Burshtine to receive a base salary of $150,000 per year. Mr. Burshtine will also be eligible to receive an annual bonus consisting of a non-discretionary portion in the aggregate amount of $30,000 and a discretionary amount of up to 36% of his base salary, of which half shall be based on an evaluation of Mr. Burshtine’s performance and half shall be based on our performance. We will also make a monthly contribution of 13.83% of Mr. Burshtine’s monthly base salary to severance and pension funds to be maintained on his behalf, known as a manager’s insurance policy, as well as a monthly contribution of 2.5% of his monthly base salary to a disability pension to be maintained on his behalf. In addition, we will contribute 7.5% of Mr. Burshtine’s monthly base salary to a tax advantaged savings plan under Israeli law.
The employment agreement with Mr. Burshtine provides for an initial term extending to April 18, 2007, with automatic renewal for additional one-year periods, unless he or we give six months’ notice to the other party that the employment agreement will not be extended.
The agreement also requires us to pay him, upon termination without cause, the balance of the base salary to which he would be entitled under his employment agreement as if he were to continue to be employed from the date of termination until the date that the agreement would have otherwise expired, currently April 18, 2007, and a pro rata portion of the unconditional and discretionary

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annual bonuses to which he would be entitled for that period as well as any other accrued and unpaid compensation and benefits.
In March 2005, we granted stock options to Michael Burshtine to purchase up to 109,091 shares of our common stock under our 2004 Equity Incentive Plan.
On October 1, 2002, we entered into an agreement with Bemsol S.A., of which Philippe Romagnoli is the sole stockholder, in connection with Mr. Romagnoli’s services as a Vice President and Secretary. Under the agreement, Mr. Romagnoli receives quarterly compensation of €24,750 (approximately $30,000) and an additional € 770 per day (approximately $925) for services rendered in excess of 60% of a standard full time schedule. This agreement terminates on September 30, 2006. Upon termination, this agreement can be renewed by mutual agreement for an additional year. This agreement may be terminated with the consent of both parties. In addition, we may terminate the agreement if Mr. Romagnoli breaches or threatens to breach any of the provisions relating to inventions and proprietary information. In the case of early termination by us, we are obligated to pay Mr. Romagnoli the amount due for the remaining term of the agreement, not to exceed one year.
Effective March 6, 2006, we entered into an employment agreement with Harold Safferstein. The initial term of the agreement will end on March 6, 2009, subject to automatic annual extensions for successive one-year terms unless either we or Mr. Safferstein gives 90 days prior written notice to the other party of the intent not to renew.
Under the agreement, Mr. Safferstein is entitled to receive an annual base salary of $210,000, subject to annual modifications in the discretion of the Chief Executive Officer, and an annual bonus award based on our and individual performance measures established each year by our board of directors. Pursuant to the agreement, Mr. Safferstein will be granted stock options to purchase 36,364 shares of our common stock, vesting in equal annual installments over four years and subject to acceleration upon a change of control.
During the term of the agreement, if we terminate Mr. Safferstein’s employment without cause, Mr. Safferstein will be entitled to receive continuation of his then-current base salary for three months (or six months if the termination without cause occurs on or following a change of control). Mr. Safferstein has agreed that he will not compete with us for a period of one year following termination of his employment for any reason.
On January 13, 2005, we entered into an agreement with Fredric D. Price in connection with his services as the chairman and member of our board of directors. Under the agreement, Mr. Price received an annual compensation of $120,000 and a grant of non-qualified stock options exercisable for 109,091 shares under our 2004 Equity Incentive Plan. These shares vest over a four year period. This agreement expired according to its terms on its first anniversary. On January 13, 2006, we entered into an agreement with Fredric D. Price in connection with his services as the chairman and member of our board of directors, under which he continues to receive an annual compensation of $120,000. This agreement expires at our annual meeting of stockholders held in 2008. If Mr. Price resigns without good reason, he will retain those options which have vested as of the termination date. If Mr. Price is terminated without cause or resigns for good reason, he will retain those options which will vest within two years of the termination date, with such vesting accelerating to the termination date. In addition, if Mr. Price is terminated without cause or resigns for good reason, he will receive $10,000 monthly for one year.

Management

Employee benefit plans
2004 Equity Incentive Plan and 2005 Equity Incentive Plan for Israeli Employees
In general
In January 2005, our board of directors adopted and our stockholders approved our 2004 Equity Incentive Plan, or the 2004 Plan. The 2004 Plan authorizes the award of options, restricted stock grants, stock bonuses and other rights based on the value of our common stock, such as stock appreciation rights, phantom stock, dividend equivalents or performance units. In August 2005, our board of directors adopted and our stockholders approved our 2005 Equity Incentive Plan for Israeli Employees, or the 2005 Israeli Plan. The 2005 Israeli Plan functions as part of the 2004 Plan applicable to Israeli employees. The 2005 Israeli Plan authorizes the award of options, stock appreciation rights, restricted stock grants and stock bonuses.
Both plans are administered by our board of directors, but the board may delegate authority to administer either plan to the compensation committee or to a committee consisting of two or more members of the board. Our board, or, to the extent applicable, the committee to which the board delegates its powers under the plan, has the authority to interpret the plans, grant awards and make all other determinations for the administration of the plans.
The 2004 Equity Incentive Plan
Directors, consultants and employees of our company, including our executive officers, are eligible to participate in the 2004 Plan. Participants are selected by our board of directors in its discretion to receive awards under the 2004 Plan. To date, only stock options have been awarded under the 2004 Plan. The 2004 Plan provides for the grant of “incentive stock options” (options that qualify for special tax treatment under Section 422 of the Internal Revenue Code) and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our corporate subsidiaries. Nonqualified stock options and all awards other than stock options may be granted to our employees, officers, directors or consultants and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of shares of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.
Awards vest and become exercisable according to a schedule determined for each award by the administrator of the 2004 Plan. The administrator also determines the maximum term for awards granted under our plan, provided that the term of any incentive stock option may not exceed ten years from the date of its grant and the term of any incentive stock option granted to 10% stockholders may not exceed five years from the date of its grant. The awards granted under the 2004 Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the recipient only by the recipient or the recipient’s guardian or legal representative. The administrator may allow exceptions to this restriction for awards that are not incentive stock options.
The plan administrator determines the effect on granted options of the disability or retirement of an employee optionee or the termination of the optionee’s service to us or to a parent or subsidiary of ours. Under the form of stock option agreement previously approved by our board of directors, participants generally may exercise any vested options for a period of three months following termination of employment or service (12 months in the case of termination due to death or disability) and any options held by the participant which have not vested as of the date of the participant’s termination of employment or service with our company will be forfeited.

Management

In the event of any stock dividend, split-up or combination of shares effected proportionately with respect to all outstanding shares or any recapitalization, extraordinary cash dividend, reorganization, merger, consolidation, spin-off, exchange of shares or other similar capital change, the administrator may, in its discretion, make equitable adjustments to the number and kind of securities that may be issued under the 2004 Plan, the number and kind of securities or other property subject to outstanding awards and the exercise or repurchase price with respect to awards that may be issued, or which are outstanding, under the 2004 Plan. In the event of any reorganization, merger, consolidation, spin-off or exchange of shares transaction, the administrator, in its discretion, may cause any award issued under the 2004 Plan to be assumed, or new rights substituted therefore, by another entity party to the transaction.
The 2004 Plan may be amended or terminated by action of our board of directors, subject to the approval of our stockholders as required by listing regulations or applicable law.
We have reserved 1,191,140 shares of our common stock for issuance under the 2004 Equity Incentive Plan. As of December 31, 2005, a total of 500,775 restricted shares of common stock and options to purchase common stock were outstanding under the plan and 690,365 shares remain available for issuance. In the event than an outstanding award expires, is terminated unexercised, is forfeited for any reason, or is settled without the issuance of shares of our common stock, such shares will again become available for issuance under the 2004 Plan. Similarly, if a participant surrenders shares in connection with the exercise of an award, an equal number of shares will again become available for grant under the 2004 Plan.
The 2005 Equity Incentive Plan for Israeli Employees
Our 2005 Israeli Plan, which is part of our 2004 Plan, provides for the grant of “102 Stock Options” (options that qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance (New Version) 1961, or the Ordinance). 102 Stock Options may be granted only to Israeli employees, executive officers and directors excluding any “Controlling Holders” (as such term is defined in the Ordinance). In addition, to claim certain Israeli tax benefits, stock options intended to benefit our employees in Israel must be granted to a trustee who holds the stock options and underlying shares in trust for a statutory holding period of at least two years following the end of the calendar year in which the options are granted but no longer than 30 months, and, in respect of options granted after January 1, 2006, for at least two years from the date of grant. Awards made under the 2005 Israeli Plan will utilize the shares of our common stock available for issuance under the 2004 Plan, as discussed above.
The 2006 Equity Incentive Plan
Background. We plan to adopt our 2006 Equity Incentive Plan, and obtain stockholder approval of the plan, prior to the effectiveness of this offering. Directors, officers and other employees, advisors and consultants and those of our subsidiaries who are selected by our compensation committee are eligible to participate in the 2006 Plan. The plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights, or SARs, and other stock-based awards. All previously granted awards which remain outstanding under our 2004 Plan, including those under our 2005 Israeli Plan, will be assumed by the 2006 Plan and will continue to be governed by the terms and conditions of such awards. No new awards will be made under the 2004 Plan once the 2006 Plan is adopted and approved.
Administration. The 2006 Plan will be administered by our compensation committee, which has the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards, including but not limited to the effect of a change in control of the company on those awards. The compensation committee is also authorized to determine to what extent an

Management

award may be settled, cancelled, forfeited or surrendered, to accelerate the vesting or lapse of restrictions with respect to an award, to interpret the 2006 Plan and any awards granted under the 2006 Plan and to make all other determinations necessary or advisable for the administration of the 2006 Plan. Where the vesting or payment of an award under the 2006 Plan is subject to the attainment of performance goals, the compensation committee will be responsible for certifying that the performance goals have been attained. Neither the compensation committee nor our board of directors has the authority under the 2006 Plan to reprice, or to cancel and re-grant, any stock option granted under the 2006 Plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the 2006 Plan without first obtaining the approval of our stockholders.
Shares Available for Issuance; Share Limits. A total of 1,090,909 shares of our common stock are reserved for issuance under the 2006 Plan of which 363,636 are new authorized shares and 727,273 are shares available under the 2004 Plan which are being assumed into the 2006 Plan. Shares issued under the 2006 Plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under the 2006 Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award, those shares will again be available for awards under the 2006 Plan. Under the 2006 Plan, no more than 181,818 shares of our common stock may be made subject to stock options or SARs to a single individual in a single plan year, and no more than 72,727 shares of our common stock may be made subject to awards other than stock options or SARs to a single individual in a single plan year.
Adjustments. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of: the number and kind of shares or other property that may thereafter be issued in connection with future awards; the number and kind of shares or other property that may be issued under outstanding awards; the exercise price or purchase price of any outstanding award; and the performance goals applicable to outstanding awards. In addition, in connection with any reorganization, merger, consolidation, combination, share exchange or other similar corporate transaction, including any change in control of the company, the compensation committee shall have the discretion to take actions affecting outstanding awards and the rights of plan participants, including to provide for the assumption of awards by another entity; to provide for the payment of cash or other property in exchange for the cancellation of awards; and to provide for the termination of awards.
Types of Awards; Performance Goals. The compensation committee will determine all of the terms and conditions of awards under the 2006 Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable: a measure of earnings deemed appropriate by the committee; a measure of return deemed appropriate by the committee; economic value created; stock price or total stockholder return; cost targets, reductions and savings, productivity and efficiencies; acquisitions, divestitures, joint ventures, licensing deals, and other corporate transactions; research and development milestones; and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology and goals relating to regulatory approvals, clinical trials, and similar transactions.

Management

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, an increase or decrease in the particular criterion or a comparison of achievement against a peer group of companies, and may be applied to the company or a subsidiary or division or strategic business units of the company. The compensation committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events. Where an award under the 2006 Plan is made subject to a performance goal, no compensation may be paid under such award unless and until the compensation committee certifies that the goal has been attained.
Stock Options and Stock Appreciation Rights. The terms and conditions of stock options and SARs granted under the 2006 Plan will be determined by the compensation committee and set forth in an agreement. Stock options granted under the 2006 Plan may be “incentive stock options” within the meaning of Section 422 of the Code, or non-qualified stock options. SARs confer on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of stock on the date of exercise over the grant price of the SAR, and may be granted alone or in tandem with another award. The exercise price of an option or SAR granted under the 2006 Plan will not be less than the fair market value of our common stock on the date of grant. The grant price of an SAR granted in tandem with a stock option will be the same as the stock option to which the SAR relates. The vesting of a stock option or SAR will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.
Restricted Stock and Restricted Stock Units. The terms and conditions of awards of restricted stock and restricted stock units granted under the 2006 Plan will be determined by the compensation committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the compensation committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the compensation committee determines, which may include the attainment of performance goals. The compensation committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.
Other Stock-Based Awards. The 2006 Plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the 2006 Plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.
Amendment and Termination of the Plan. Our board of directors may terminate, modify or suspend the 2006 Plan at any time, provided that no modification of the 2006 Plan will be effective unless and until any required stockholder approval has been obtained. The compensation committee may terminate, modify or amend any outstanding award under the 2006 Plan at any time. Notwithstanding this authority, no termination, modification or suspension of the 2006 Plan or any award under the 2006 Plan will adversely affect any then-outstanding award without the consent of the award holder.
Term of Plan. The 2006 Plan provides for a term of ten years from the date of adoption. Awards that remain outstanding as of the expiration date of the plan will continue to be governed by the terms of such awards, but no new awards may be granted after the expiration date of the plan.
LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits

Management

a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

➢	for any breach of the director’s duty of loyalty to us or our stockholders;

➢	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	for any unlawful payments of dividends or unlawful stock purchases or redemptions; or

➢	for any transaction from which the director derived an improper personal benefit.
These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and by-laws also authorize us to indemnify our officers, directors, employees and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers, employees and other agents in connection with a legal proceeding, subject to limited exceptions.
As permitted by the DGCL, our certificate of incorporation and by-laws provide that:

➢	we must indemnify our board members and officers to the fullest extent permitted by the DGCL and advance expenses to our board members and officers in connection with a legal proceeding, subject to limited exceptions; and

➢	we may purchase and maintain insurance on behalf of our current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.
In January 2005, we entered into separate indemnification agreements with each of our directors. Prior to the completion of this offering, we will enter into separate indemnification agreements with each of our board members and officers that will require us to indemnify them to the fullest extent permitted by the DGCL. These indemnification agreements will also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified.
The limited liability and indemnification provisions in our certificate of incorporation and by-laws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Certain relationships and related party transactions
RECAPITALIZATION
In January 2005, we effected a recapitalization of our capital stock through the exchange of convertible promissory notes, convertible notes and warrants into shares of common stock and the conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into shares of our common stock.
Exchange of convertible promissory notes, convertible notes and warrants into common stock
In connection with the recapitalization, we exchanged:

➢	an aggregate of $23,500,000 principal face amount of 1998/1999 convertible notes and 242,707 1998/1999 warrants for an aggregate of 4,385,307 shares of common stock;

➢	an aggregate of $2,600,000 principal amount of 2001 convertible promissory notes for an aggregate 767,200 shares of common stock; and

➢	an aggregate of $4,049,200 principal amount of 2002 convertible promissory notes for an aggregate 1,223,109 shares of common stock.
Our directors, officers, beneficial owners of more than five percent of our voting securities and their affiliates participated in this exchange as follows:

		Number of
		shares of
		common
		stock
	Principal	issuable		Principal	Principal
	amount of	upon	Exercise	amount of	amount of		Shares of
	1998/1999	exercise of	price of	2001	2002		common stock
	notes	1998/1999	1998/1999	notes	notes		issued in
Name	exchanged	warrants	warrant	exchanged	exchanged		recapitalization

Robert Taub	$—	—	$—	$1,000,000	$837,500	(1)	548,054
MPM BioVentures I LLC(2)	$8,222,613	133,479	$15.26	$—	$2,000,000		3,018,020
Alpinvest Partners NV	$2,243,484	36,419	$15.26	$600,000	$—		828,476

Total	$10,466,097	169,898	N/A	$1,600,000	$2,837,500		4,394,550

(1)	These notes were held by BioInvest BV and the shares were issued in the name of Robert Taub, our President, Chief Executive Officer and director.

(2)	BB Bioventures L.P., MPM Asset Management Investors 1998 LLC and MPM BioVentures Parallel Fund, L.P. are affiliates of MPM BioVentures I LLC, a beneficial owner of more than five percent of our common stock. Steven St. Peter, a member of our board of directors, is a general partner of MPM Capital, L.P.
Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock
In connection with this recapitalization, we converted each share of Series A Convertible Preferred Stock into 1.91524 shares of our common stock. In connection with this recapitalization, we converted each share of Series B Convertible Preferred Stock into 2.94212 shares of our common stock.

Certain relationships and related party transactions

Stockholders’ agreement
In connection with our recapitalization we entered into a stockholders’ agreement with certain holders of our common stock. Under the terms of this agreement, which terminates upon the closing of this offering, the holders of our common stock are entitled to preemptive rights and, among other things, to elect five board members, one of which is to be designated by MPM BioVentures I LLC and its affiliates. In addition, Mr. Taub is entitled to appoint one director.
Investor rights agreement
In connection with our recapitalization we entered into an investor rights agreement with post-recapitalization holders of our common stock. This agreement provides these holders with rights to receive financial information and inspection rights, all of which rights will terminate upon the closing of this offering. This agreement also provides these holders with certain customary registration rights, which survive the closing of this offering, which are described in the section entitled, “Description of Capital Stock.”
Common stock, warrants and options outstanding prior to the recapitalization
Prior to the recapitalization, there were 3,469,451 shares of common stock outstanding. These shares of common stock were not affected by the recapitalization. Prior to the recapitalization, there were 257,891 warrants outstanding with exercise prices ranging from $12.10 to $33.80. Some of these warrants were amended through a waiver and amendment between us and the warrantholders, dated January 13, 2005. Prior to the recapitalization, there were 251,818 options to purchase shares of common stock outstanding, with exercise prices ranging from $2.75 to $21.34.
THE NEW CONVERTIBLE PROMISSORY NOTES
In January 2005, we renegotiated the terms of certain 2001 convertible promissory notes and 2002 convertible promissory notes with noteholders who did not exchange their notes in the recapitalization. This resulted in the issuance of an aggregate principal amount of approximately $2 million in new convertible promissory notes, which currently remain outstanding and bear interest at 10% per annum. Included in the holders of the new convertible promissory notes is Philippe Romagnoli, our Vice President and Secretary. He holds an aggregate principal amount of $906,703 of these notes.
ADDITIONAL CONVERSION TO COMMON STOCK FOLLOWING OUR RECAPITALIZATION
In January 2005, following the recapitalization, we exchanged $500,000 principal amount of the convertible promissory notes, held by Philippe Romagnoli, our Vice President and Secretary, for 151,031 shares of common stock.
OTHER RELATIONSHIPS
We compensate certain of our executive officers through entities under their control. We compensate Robert Taub, our President, Chief Executive Officer and director, through Romata Holding AG, of which Robert Taub is the principal stockholder. We also compensate Philippe Romagnoli, our Vice President and Secretary, through Bemsol S.A., of which Philippe Romagnoli is the principal stockholder.

Principal stockholders
The following table shows information known to us with respect to the beneficial ownership of our common stock as of December 31, 2005, as adjusted, to reflect the sale of the shares of common stock offered, by:

➢	each of our directors;

➢	each of our named executive officers;

➢	all of our directors and executive officers as a group; and

➢	each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock.
Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of December 31, 2005 are deemed outstanding and are included in the number of shares beneficially owned and are also shown separately in the column below entitled “Options exercisable within 60 days of December 31, 2005,” while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
Percentage of beneficial ownership before this offering is based on 10,878,871 shares of our common stock outstanding as of December 31, 2005 and 14,316,371 shares outstanding immediately after this offering.
The address for those individuals for which an address is not otherwise indicated is: c/o Omrix Biopharmaceuticals, Inc., 630 Fifth Avenue, 22nd Floor, New York, New York 10111.

		Options
		exercisable	Percent	Percent
	Number of	within	beneficially	beneficially
	shares	60 days of	owned	owned
	beneficially	December 31,	before this	after this
Name and address of beneficial owner	owned	2005	offering	offering

Directors and executive officers:
Robert Taub(1)	3,494,825	21,818	32.1%	24.4%
Nissim Mashiach	100,000	100,000	*	*
Michael Burshtine	50,000	50,000	*	*
Philippe Romagnoli	187,395	36,364	1.7	1.3
Fredric D. Price	31,818	31,818	*	*
Douglas A. Cotter	—	—	—	—
Bernard Horowitz	—	—	—	—
Steven St. Peter	—	—	—	—
All directors and executive officers as a group	3,864,038	240,000	34.8	26.5
Five percent stockholders:

MPM BioVentures I LLC(2)	3,216,817	48,996	29.4	22.4%
AlpInvest Partners N.V.(3)	869,348	—	8.0%	6.1
(Footnotes on following page)

Principal stockholders

*	Represents beneficial ownership of less than 1%.

(1)	Includes 1,995,259 shares of common stock held by TINV SA and MINV SA. Mr. Taub is the majority stockholder of these companies. Mr. Taub is the beneficial owner of these 1,995,259 shares of common stock and has sole voting power and sole dispositive power over these shares of common stock.

(2)	Represents: (1) 3,167,821 shares of common stock held by BB Bioventures LP, MPM Asset Management Investors 1998 LLC and MPM BioVentures Parallel Fund LP, each an affiliate of MPM BioVentures I LLC and (2) 48,996 shares of common stock issuable upon conversion of the warrants held by MPM Capital, L.P, the general partner of MPM BioVentures I LLC. Dr. Ansbert Gadicke, Dr. Luke Evnin and Dr. Michael Steinmetz are managing members of MPM BioVentures I LLC and MPM Asset Management Investors 1998 LLC. Dr. Gadicke, Dr. Evnin and Dr. Steinmetz may be deemed the beneficial owners of 3,167,821 shares of common stock held by affiliates of MPM BioVentures I LLC and exercise shared voting power and shared dispositive power over the 3,167,821 shares of common stock held by affiliates of MPM BioVentures I LLC. Each of Dr. Gadicke, Dr. Evnin and Dr. Steinmetz disclaims beneficial ownership over the 3,167,821 shares held by affiliates of MPM BioVentures I LLC, except to the extent of their respective pecuniary interests therein. Dr. Gadicke and Dr. Evnin may be deemed the beneficial owners of 48,996 shares of common stock issuable upon conversion of the warrants held by MPM Capital, L.P, and exercise shared voting power and shared dispositive power over these shares of common stock held by MPM Capital, L.P. Each of Dr. Gadicke and Dr. Evnin disclaims beneficial ownership over the 48,996 shares of common stock issuable upon conversion of the warrants held by MPM Capital, L.P., except to the extent of their respective pecuniary interests therein. The address for MPM Capital, L.P., and MPM BioVentures I LLC and its affiliates is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(3)	Represents shares of common stock held by Investment Fund I—Direct en. Co. C.V., an affiliate of AlpInvest Partners N.V. G.V.H. Doeksen, J.P. de Klerk, E.M.J. Thyssen, W. Borgdorff, A. Bouma, G.J.J. Westerkamp, E.J.F. Lambers, M.F.P. Vervoort, P.F.F. de van der Schueren, A.A. van Maanen, C.F. de Ru, Stichting Pensioenfonds ABP, G.B.J. Das, G.J. van Tuil, L.J. Jansen, M.R. Rademakers and J.H.P.M. Spek— Van Gool are the beneficial owners of 869,348 shares of common stock held by Investment Fund I— Direct en. Co. C.V. and exercise shared voting power and shared dispositive power over these shares of common stock. Each of G.V.H. Doeksen, J.P. de Klerk, E.M.J. Thyssen, W. Borgdorff, A. Bouma, G.J.J. Westerkamp, E.J.F. Lambers, M.F.P. Vervoort, P.F.F. de van der Schueren, A.A. van Maanen, C.F. de Ru, G.B.J. Das, G.J. van Tuil, L.J. Jansen, M.R. Rademakers and J.H.P.M. Spek— Van Gool disclaims beneficial ownership over the 869,348 held by Investment Fund I— Direct en. Co. C.V., except to the extent of their respective pecuniary interests therein. The address for AlpInvest Partners N.V. is Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands.

Description of capital stock
GENERAL
In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following summary of our capital stock does not relate to our current amended and restated certificate of incorporation or amended and restated by-laws, but rather is a description of our capital stock under the certificate of incorporation and by-laws, which will be in effect upon completion of this offering.
Upon completion of this offering, the total amount of our authorized capital stock will consist of 43,636,364 shares of common stock, par value $0.01 per share, and 7,272,727 shares of preferred stock, par value $0.01 per share. As of December 31, 2005, there were 10,878,871 shares of common stock outstanding and no shares of preferred stock outstanding. As of December 31, 2005, we had approximately 46 record holders of our common stock. In addition, as of December 31, 2005, 1,191,140 shares of our common stock were reserved for grants under our plans and options to purchase a total of 737,382 shares of our common stock were outstanding.
Immediately after this offering, there will be 14,316,371 shares of our common stock and no shares of our preferred stock outstanding.
The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of Delaware law.
COMMON STOCK
Voting
The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulative votes in the election of directors.
Dividends
Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our board of directors may declare from time to time out of legally available funds. Dividends on the common stock are not cumulative.
Liquidation rights
In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities, and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to receive their pro rata distribution of any of our remaining assets.
Other matters
Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The shares of our common stock to be sold in this offering when issued and paid for will be validly issued, fully paid and non-assessable.

Description of capital stock

Preferred stock
We are authorized to issue up to 7,272,727 shares of preferred stock. Our certificate of incorporation authorizes our board, from time to time, without any further stockholder action or approval: to issue these shares in one or more classes or series; to establish from time to time the number of shares to be included in each class or series; and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.
CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW
Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for our common stock. These provisions include the elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and director nominations, supermajority vote requirements for amendments to our certificate of incorporation and by-laws, and certain Delaware law provisions.
Number of directors; removal for cause; filling vacancies
Our certificate of incorporation provides that our board of directors will consist of not less than one nor more than eight members, the exact number of which will be fixed from time to time by our board. Upon completion of this offering, our board of directors will consist of five directors.
Our certificate of incorporation and by-laws provide that directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors. Our certificate of incorporation and by-laws also provide that any newly created directorships on our board may only be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may only be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of shortening the term of any incumbent director.
The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.
Special meetings of stockholders
Our certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders. Our by-laws provide that a special meeting of stockholders may be called only by the chairman of our board, the president, any vice president, the secretary or any assistant secretary.

Description of capital stock

Stockholder action by written consent
Our certificate of incorporation and by-laws require all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and denies the ability of stockholders to act by written consent without a meeting.
Stockholder proposals
At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the board (or any duly authorized committee of the board) or properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice of the business in proper written form to our secretary.
To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.
To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

➢	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

➢	the name and address, as they appear on our books, of the stockholder proposing such business;

➢	the class or series and number of our shares which are owned beneficially or of record by the stockholder proposing the business;

➢	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in the business; and

➢	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.
Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice).
Nomination of candidates for election to our board
Under our by-laws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors

Description of capital stock

by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice in proper written form to our secretary.
To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices:

➢	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and

➢	in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.
To be in proper written form, a stockholder’s notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

➢	as to each person whom the stockholder proposes to nominate for election as a director:

-	the name, age, business address and residence address of the person;

-	the principal occupation or employment of the person;

-	the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

-	any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and

➢	as to the stockholder giving the notice:

-	the name and record address of such stockholder;

-	the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

-	a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) under which the nomination(s) are to be made by such stockholder;

-	a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

-	any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies

Description of capital stock

for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
Amendment of certificate of incorporation and by-laws
Our certificate of incorporation generally requires the approval of the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our certificate of incorporation described in this section. Our certificate of incorporation and by-laws provide that the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our by-laws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.
Delaware law
We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

➢	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

➢	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by directors and officers and shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢	on or after the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines “business combination” to include the following:

➢	any merger or consolidation involving the corporation and the interested stockholder;

➢	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

➢	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

➢	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

➢	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Description of capital stock

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, controlled by, or under common control with the entity or person.
Warrants and new convertible promissory notes
Warrants
As of December 31, 2005, the warrants described below were outstanding. These warrants contain anti-dilution provisions providing for adjustments to the exercise price and the number of shares underlying the warrant upon the occurrence of certain events, including any issuance of common stock at a certain price, rights, options, or convertible securities, reclassification, stock dividend, stock split, stock combination, or merger, consolidation or sale of substantially all of the assets, recapitalization or other similar transaction. All of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The holder of the warrants described in the third bullet below is entitled upon exercise of the warrants to the payment of any declared or paid dividends (except for a stock dividend payable in common stock) that would have been paid to the holder of the warrant had the warrant been fully exercised prior to the record date or date used to determine entitlement to the dividend. In addition, the holders of warrants, described in the first, second, fourth and fifth bullets below are entitled to certain registration rights, as described in the section of this prospectus entitled “—Registration rights.”
We have issued the following outstanding warrants that expire:

➢	in December 2008 to purchase 163,422 shares of our common stock at a price per share of $15.26;

➢	in December 2008 to purchase 21,741 shares of our common stock at a price per share of $16.97;

➢	in July 2014 to purchase 36,364 shares of our common stock at a price per share of $11.50;

➢	in September 2009 to purchase 5,437 shares of our common stock at a price per share of $11.50 and December 2009 to purchase 5,437 shares of our common stock at a price per share of $11.50;

➢	in August 2010 to purchase 36,364 shares of our common stock at a price per share of $12.10; and

➢	on the earlier of March 2012 or three years after an initial public offering to purchase 54,372 shares of our common stock at a price per share of $11.50.
New convertible promissory notes
As of December 31, 2005, we had outstanding an amended and restated senior convertible promissory note, or the 2005 Series A Note, in the principal amount of $752,148, and a series of amended and restated senior convertible promissory notes, or the 2005 Series B Notes, in the principal amount of $1,214,802. The 2005 Series A Note and the 2005 Series B Notes pay interest of 10%, compounded annually on the basis of a 365 day year and are payable on the maturity date of December 30, 2007. Both series of these new convertible promissory notes have similar terms, except with respect to prepayment premium. We may prepay the 2005 Series A Note, at any time, upon payment of the principal amount and a prepayment premium equal to 50% of the principal amount plus accrued interest to the date of prepayment. We may prepay the 2005 Series B Note, at any time, upon payment of the principal amount and a prepayment premium, equal to two times the face amount up to January 29, 2006, one times the face amount from January 29, 2006 to January 29, 2007 and one-half times the face amount thereafter.

Description of capital stock

The holder of either series of these new convertible promissory notes may demand repayment of the notes, together with the prepayment premium and accrued interest described above, upon a change of control. A change of control is defined as the consummation of any transaction or series of transactions where holders of record of our common stock immediately prior to the transaction hold less than 50% of our common stock after the transaction on a fully diluted basis or consummation of an initial public offering. Change of control does not include a financing where our existing investors retain 50% or more of our common stock on a fully diluted basis. This initial public offering is a change of control as defined in the new convertible promissory notes. As a result, upon consummation of this offering, holders of either series of these notes may, at their option, demand repayment of these notes, together with the prepayment premium and accrued interest as described above.
At the sole election of the holder of either series of these new convertible promissory notes, the principal balance of the note and any accrued and unpaid interest may be converted into securities issued in our next financing upon the closing of such financing in which the aggregate gross proceeds to us from third party purchasers are at least $10,000,000, which financings that trigger a change of control are excluded. To the extent the note is not converted in the next financing the conversion privilege terminates. The conversion price is equal to the lower of 80% of the price paid by investors in the next financing and $6.19 per security. The terms of the note restrict the incurrence of additional debt to an aggregate of $5.0 million without consent of the majority of the holders of the 2005 Series A Note and 2005 Series B Notes, acting as a single series.
Registration rights
Certain holders of shares of common stock, shares of common stock issuable upon the exercise of outstanding options and warrants are entitled to registration rights with respect to these securities as set forth in agreements between us and the holders of these securities. We are generally required to pay all expenses, excluding underwriting discounts and commissions, related to registrations effected in connection with the following rights, including in some cases the fees and expenses of counsel representing the registering security holders.
Investor rights agreement
In January 2005, in connection with our recapitalization, we entered into an investor rights agreement, with certain holders of our common stock. Under the agreement, beginning 180 days after the closing of this offering, if a holder or holders of at least a majority of our outstanding shares of common stock request that we file a registration statement related to the sale of our securities held by such holders, we will use our best commercial efforts to cause such shares to be registered, subject to certain limitations. We are not obligated to effect more than two registrations under this demand provision. In the case of an underwritten offering, these demand registration rights are subject to customary cutbacks.
If available for our use, a holder or holders of at least 1% of our outstanding shares of common stock holding in the aggregate not less than 363,636 shares that may be registered under the agreement, may request that we file a registration statement on Form S-3 or other similar short-form registration statement, subject to customary cutbacks in the case of an underwritten offering.
In addition to the demand registration rights, if we register any of our securities under the Securities Act after this offering, any holder or holders of at least 1% of our outstanding shares of common stock may require that we include some or all of the shares held by them in that registration, subject to cutbacks in the case of an underwritten offering. However, in no event may the cutback reduce the number of shares requested to be included by such holder or holders to be less than 25% of the total included in the underwriting.

Description of capital stock

Our obligations to register shares of our common stock under the agreement terminate as to shares that are: sold under a registration statement or Rule 144 under the Securities Act, transferred, prior to the consummation of this offering, in a manner that was not in compliance with the stockholder rights agreement between us and our stockholders or held by any holder when less than 100,000 shares of common stock are held by such holder and all of such shares may be sold under Rule 144(k) of the Securities Act.
The holders of our common stock and warrants have agreed to not sell or otherwise transfer or dispose of any shares (excluding shares acquired in or following our initial public offering) for such period of time as required by the underwriters, in connection with our initial public offering, not to exceed 180 days following the effective date of the registration statement.
Warrants
Under certain warrants that we have issued, we have agreed that for five years after the closing of this offering, if we register any of our securities under the Securities Act, a holder may require that we include some or all of the shares held by them in that registration, subject to cutbacks in the case of an underwritten public offering. In addition, we have agreed that, if available for our use, a holder or holders of at least $300,000 estimated value of securities that may be registered under the terms of the warrant, may request that we file a registration statement on Form S-3 or other similar short-form registration statement. Our obligation to register shares of our common stock under the warrants on Form S-3 or other similar short-form registration statement terminates as to shares that may be sold under Rule 144(k) of the Securities Act within thirty days of the proposed effective date of the registration statement.
Under another warrant we have issued, we have agreed that if we file a registration statement registering any common stock for any of our other stockholders, we will include the common stock issuable upon exercise of this warrant. However, we will not be obliged to register any shares that may be sold under Rule 144(k) of the Securities Act.
NASDAQ NATIONAL MARKET LISTING
We have applied to have our common stock approved for quotation on NASDAQ under the symbol “OMRI.”
TRANSFER AGENT AND REGISTRAR
Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

Shares eligible for future sale
Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.
Based on the number of shares outstanding as of December 31, 2005, we will have approximately 14,316,371 shares of our common stock outstanding after the completion of this offering (approximately 14,831,995 shares if the underwriters exercise their over-allotment option in full). Of those shares, the 3,437,500 shares of common stock sold in this offering (3,953,125 shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining approximately 10,871,000 shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.
LOCK-UP AGREEMENTS
The holders of approximately 10,871,000 shares of outstanding common stock as of the closing of this offering and the holders of 943,680 shares of common stock underlying options and warrants as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements under which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting—No sales of similar securities.”
RULE 144
In general, under Rule 144, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately 143,164 shares immediately after this offering; and

➢	the average weekly trading volume of our common stock on NASDAQ during the four preceding calendar weeks.
Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.
Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.
RULE 701
Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, under a written compensatory plan or contract, may rely on the resale provisions of Rule 701

Shares eligible for future sale

under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.
Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
SALE OF RESTRICTED SHARES
The 10,878,871 shares of our common stock that were outstanding on December 31, 2005 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

➢	approximately 4,000 shares of common stock will be immediately eligible for sale in the public market without restriction;

➢	approximately 10,871,000 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 180 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

➢	at least 347,011 shares of our common stock issuable upon conversion of approximately $2 million principal amount and approximately $180,000 of accrued interest of our new convertible promissory notes at an assumed conversion price of $6.19 per share if holders should elect to convert the notes upon the occurrence of certain events as is further described in the section of this prospectus entitled “Description of capital stock — Warrants and new convertible promissory notes—New convertible promissory notes”;
The above does not take into consideration the effect of the lock-up agreements described above.
REGISTRATION RIGHTS
Upon completion of this offering, the holders of approximately 10,871,000 shares of common stock, 943,680 shares of common stock issuable upon the exercise of outstanding options, warrants and new convertible promissory notes, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.
EQUITY PLAN
We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock available for issuance under our equity compensation plans, including our 2004 Equity Incentive Plan, 2005 Equity Incentive Plan for Israeli Employees and prior plans. Subject to the lock-up agreements, shares issued under these plans after the effective date of such registration statement will be available for sale in the open market and, for our affiliates, subject to the conditions and restrictions of Rule 144. As of December 31, 2005, options to purchase a total of 737,382 shares of common stock were outstanding under our equity compensation plans and 690,365 shares of our common stock were available for future grant under the 2004 Equity Incentive Plan, including the 2005 Equity Incentive Plan for Israeli Employees.

Material U.S. federal income and estate tax consequences to non-U.S. holders
The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to different interpretations. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below and that any positions taken by the IRS would not be sustained.
The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

➢	an individual who is a citizen or resident of the U.S.;

➢	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof;

➢	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

➢	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has made a valid election to be treated as a U.S. person for such purposes.
This discussion specifically does not address U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or through entities which are disregarded for U.S. federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, a disregarded entity or holders of interests in such entities should consult their own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion does not consider:

➢	any U.S. state, local or foreign tax consequences;

➢	any U.S. federal gift tax consequences;

➢	any U.S. federal tax consideration that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, common trust funds, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the U.S., holders subject to U.S. federal alternative minimum tax, broker-dealers, and dealers or traders in securities or currencies; or

Material U.S. federal income and estate tax consequences to non-U.S. holders

➢	special tax rules that may apply to a non-U.S. holder that is deemed to sell our common stock under the constructive sale provisions of the Code and to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.
DIVIDENDS
As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on disposition of common stock.”
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the U.S. or, if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the U.S. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification and disclosure requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment in the U.S., are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the U.S. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S.
A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.
GAIN ON DISPOSITION OF COMMON STOCK
A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

➢	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

Material U.S. federal income and estate tax consequences to non-U.S. holders

➢	the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the sale or other disposition or such lower rate as may be specified by an applicable income tax treaty; or

➢	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a U.S. real property holding corporation. If we were or were to become a U.S. real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).
FEDERAL ESTATE TAX
Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such individual may be subject to U.S. federal estate tax.
INFORMATION REPORTING AND BACKUP WITHHOLDING TAX
Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder.
Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder.
Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit against the holder’s U.S. federal income tax liability, if any, may be obtained provided that the required information is furnished to the IRS in a timely manner.
Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, CIBC World Markets Corp., Leerink Swann & Company and Oppenheimer & Co. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
CIBC World Markets Corp.
Leerink Swann & Company
Oppenheimer & Co. Inc.

Total	3,437,500

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of the common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.
The representatives have advised us that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Sales of shares made outside of the United States may be made by affiliates of the underwriters.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to 515,625 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the

Underwriting

shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.
The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 515,625 shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2 million.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and substantially all of our existing security holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contact to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements.
If during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ NATIONAL MARKET QUOTATION
We have applied to have our common stock approved for quotation on NASDAQ under the symbol “OMRI.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history of, and prospects for, the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

Underwriting

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.
AFFILIATIONS
Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

Notice to investors
EUROPEAN ECONOMIC AREA
In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
The EEA selling restriction is in addition to any other selling restrictions set out below.
UNITED KINGDOM
Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with,

Notice to investors

such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
ISRAEL
Neither the offering contemplated by this prospectus nor the securities offered hereunder have been or will be registered with the Securities Commission of the State of Israel. Accordingly, the securities offered by this prospectus may not be offered or sold to the general public. The securities offered by this prospectus may only be offered to, and may only be acquired by, those parties that are “accredited investors” as defined in Section 15 of the Securities Law, 5728-1968, of the State of Israel and the rules and regulations adopted thereunder.
FRANCE
No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N° 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common stock acquired by any Permitted Investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.
ITALY
The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522.
Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

Notice to investors

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.
GERMANY
Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.
SPAIN
Neither the common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Markets Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Marcado de Valores), as amended and restated, and supplemental rules enacted thereunder.
SWEDEN
This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.
SWITZERLAND
The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Legal matters
The validity of the common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with this offering.
Experts
The consolidated financial statements of Omrix Biopharmaceuticals, Inc. at December 31, 2004, and 2005 and for the two years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, and for the year ended December 31, 2003, by Ziv Haft, a BDO member firm, an independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.
This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Omrix Biopharmaceuticals, Inc.

Report of independent registered public accounting firm
To the stockholders of
Omrix Biopharmaceuticals, Inc.
We have audited the accompanying consolidated balance sheets of Omrix Biopharmaceuticals, Inc. (“the Company”) and its subsidiaries at December 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2005. Our audit also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s and its subsidiaries’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel March 7, 2006, except as to Note 13(a), as to which the date is April 6, 2006	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Report of independent registered public accounting firm
To the stockholders
Omrix Biopharmaceuticals Inc.
We have audited the consolidated statements of operations, changes in stockholders’ deficiency and cash flows of Omrix Biopharmaceuticals Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2003. Our audit also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, based on our audits, the consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles as applied in the United States of America. Also, in our opinion the related financial statement schedule when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ ZIV HAFT
Certified Public Accountants (Isr.)
BDO member firm
Tel-Aviv, Israel
December 29, 2005, except as to Note 13(a), as to which the date is April 6, 2006.

Omrix Biopharmaceuticals, Inc.

Consolidated balance sheets

		December 31,

	Note	2004	2005

ASSETS
Current assets
Cash and cash equivalents		$5,489	$6,494
Trade receivables, net of allowance for doubtful accounts of $16 and $22 at December 31, 2004 and 2005, respectively		5,564	5,344
Prepaid expenses and other current assets	3	1,800	2,200
Inventory	4	6,899	6,793

Total current assets		19,752	20,831

Long-term receivables		678	404

Property, plant and equipment, net	5	4,171	4,352

Deferred charges and other assets	6	134	703

Total assets		$24,735	$26,290

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Consolidated balance sheets

		December 31,

	Note	2004	2005

		(U.S. dollars in
		thousands, except
		share and per share
		data)
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Short-term credit from banks and current maturities of long-term loans	9	$2,491	$5,079
Accounts payable and accruals:
Trade		7,927	5,995
Other	8	6,116	6,279
Convertible promissory notes	7	11,432	—

Total current liabilities		27,966	17,353

Long-term liabilities:
Long-term loans, net of current maturities	9	191	3,878
Convertible notes	10	24,328	—
Convertible promissory notes	7	—	2,148
Deferred revenues		7,387	7,526
Other long-term liabilities	11	990	948

Total long-term liabilities		32,896	14,500

Total liabilities		60,862	31,853

Commitments and contingent liabilities	12
Temporary equity:
Series A and B Convertible Redeemable Preferred stock of $0.01 par value-	13
Authorized: 909,090 shares and none at December, 31, 2004 and 2005, respectively; Issued and outstanding: 377,645 shares and none at December 31, 2004 and 2005, respectively; Aggregate liquidation preference of $10,121 at December 31, 2004		10,019	—

Stockholders’ deficiency:
Common stock of $0.01 par value—	13
Authorized: 13,636,364 and 14,545,454 shares at December 31, 2004 and 2005, respectively; Issued: 3,476,576 and 10,885,996 shares at December 31, 2004 and 2005, respectively; Outstanding: 3,469,451 and 10,878,871 shares at December 31, 2004 and 2005, respectively;		35	109
Additional paid-in capital		28,661	87,314
Deferred stock-based compensation		(25)	(104)
Treasury stock, at cost (7,125 shares at December 31, 2004 and 2005)		(44)	(44)
Accumulated other comprehensive loss		(3,922)	(766)
Accumulated deficit		(70,851)	(92,072)

Total stockholders’ deficiency		(46,146)	(5,563)

Total liabilities and stockholders’ deficiency		$24,735	$26,290

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Consolidated statements of operations

		Year ended December 31,

	Note	2003	2004	2005

		(U.S. dollars in thousands,
		except share and per share data)
Revenues:
Product sales		$14,232	$17,567	$22,478
Development services and grants		715	2,381	5,021

Total revenues		14,947	19,948	27,499

Cost of revenues:
Product sales		13,601	15,421	16,982
Development services and grants		715	2,121	3,969

Total cost of revenues		14,316	17,542	20,951

Gross profit		631	2,406	6,548
Research and development, clinical and regulatory expenses, net		2,751	2,980	3,224
Selling, marketing, general and administrative expenses		3,826	4,790	5,514

Operating loss		5,946	5,364	2,190
Financial expenses, net	15	627	2,466	25,522
Other income, net	16	7	1,226	—

Net loss		$6,566	$6,604	$27,712

Accrued dividend and induced conversion of Preferred stock and warrants	13	—	(121)	6,491

Net loss for common stockholders		$6,566	$6,725	$21,221

Net loss per share—	17
Basic net loss per share of common stock		$1.89	$1.93	$2.01

Diluted net loss per share of common stock		$1.89	$1.93	$2.45

Weighted average number of shares of common stock outstanding during the year used to compute basic net loss per share		3,469,451	3,469,451	10,562,885

Weighted average number of shares of common stock outstanding during the year used to compute diluted net loss per share		3,469,451	3,469,451	10,578,620

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Consolidated statements of changes in stockholders’ deficiency

	Common stock
			Additional	Deferred		Accumulated other		Total
	Number of	Share	paid-in	stock-based	Treasury	comprehensive	Accumulated	comprehensive
	shares	capital	capital	compensation	stock	income (loss)	deficit	loss	Total

	(U.S. dollars in thousands, except share and per share data)
Balance at January 1, 2003	3,469,451	35	28,588	—	(44)	1,172	(57,560)		(27,809)
Compensation related to non- employee	—	—	35	—	—	—	—		35
Comprehensive loss:
Net loss	—	—	—	—	—	—	(6,566)	$(6,566)	(6,566)
Foreign currency translation adjustments	—	—	—	—	—	(3,349)	—	(3,349)	(3,349)

Total comprehensive loss								$(9,915)
Balance at December 31, 2003	3,469,451	35	28,623	—	(44)	(2,177)	(64,126)		(37,689)
Deferred stock-based compensation	—	—	30	(30)	—	—	—		—
Amortization of deferred stock- based compensation	—	—	—	5	—	—	—		5
Stock-based compensation to non- employees	—	—	8	—	—	—	—		8
Comprehensive loss:
Net loss	—	—	—	—	—	—	(6,604)	$(6,604)	(6,604)
Foreign currency translation adjustments	—	—	—	—	—	(1,745)	—	(1,745)	(1,745)
Accrued dividend on Preferred stock	—	—	—	—	—	—	(121)	—	(121)

Total comprehensive loss								$(8,349)

Balance at December 31, 2004	3,469,451	35	28,661	(25)	(44)	(3,922)	(70,851)		(46,146)
Recapitalization Agreement:
Conversion of convertible notes	6,518,641	65	54,623	—	—	—	—		54,688
Conversion of Preferred stock	875,197	9	5,329	—	—	—	—		5,338
Conversion of warrants	8,006	—	(1,785)	—	—	—	—		(1,785)
Issuance of restricted shares of common stock	7,576	—	104	(104)	—	—	—
Amortization of deferred stock- based compensation	—	—	—	50	—	—	—		50
Deferred compensation related to employee stock option grants	—	—	25	(25)	—	—	—
Stock-based compensation to non- employees	—	—	282	—	—	—	—		282
Warrants that were issued in contemplation with long-term loan	—	—	75	—	—	—	—		75
Comprehensive loss:
Net loss	—	—	—	—	—	—	(27,712)	$(27,712)	(27,712)
Foreign currency translation adjustments	—	—	—	—	—	3,156	—	3,156	3,156
Induced conversion of Preferred stock and warrants	—	—	—	—	—	—	6,491	—	6,491

Total comprehensive loss								$(24,556)

Balance at December 31, 2005	10,878,871	$109	$87,314	$(104)	$(44)	$(766)	$(92,072)		$(5,563)

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Consolidated statements of cash flows

	Year ended December 31,

	2003	2004	2005

	(U.S. dollars in thousands)
Cash flows from operating activities:
Net loss	$(6,566)	$(6,604)	$(27,712)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	656	659	762
Amortization of intangible assets	—	—	29
Amortization of deferred charges	127	96	148
Loss (gain) from sale of property, plant and equipment	(7)	(11)	—
Increase (decrease) in accrued severance pay, net	(2)	56	(52)
Accrued interest and exchange differences on long-term loans	—	19	70
Accrued interest and exchange differences on long-term deposits	(26)	16	0
Non cash stock-base compensation expenses	35	13	332
Inventory write-offs	505	177	100
Unrealized foreign exchange differences, net	(2,766)	(1,694)	3,007
Interest and amortization of discount on convertible notes	4,148	2,649	296
Financing charges related to inducement and extinguishment of convertible notes and warrants(1)	—	—	20,932
Decrease (increase) in trade receivables, net	(554)	(738)	171
Decrease (increase) in prepaid expenses and other current assets	(554)	(228)	542
Decrease (increase) in inventory	(2,651)	1,495	(53)
Increase (decrease) in accounts payable and accruals:
Trade	3,772	(2,035)	(2,086)
Other	874	2,082	(176)
Deferred revenues	1,137	6,429	277

Net cash provided by (used in) operating activities	(1,872)	2,381	(3,413)

Cash flows from investing activities:
Investment in restricted cash	(250)	—	—
Purchase of property, plant and equipment	(328)	(2,661)	(973)
Proceeds from sale of property, plant and equipment	15	11	3
Investment in other assets	—	—	(585)
Repayment of (investment in) long-term deposits, net	78	(3)	279

Net cash used in investing activities	(485)	(2,653)	(1,276)

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Consolidated statements of cash flows

	Year ended December 31,

	2003	2004	2005

	(U.S. dollars in thousands)
Cash flows from financing activities:
Short-term credit from banks, net	(143)	1,446	129
Debt issuance costs	—	—	(161)
Costs relating to Initial Public Offering (IPO)	—	—	(493)
Proceeds from long-term loans	230	464	7,100
Repayment of long-term loans	(241)	(309)	(1,024)
Issuance of convertible preferred stock, net	—	4,892	—
Repayment of convertible promissory notes	—	(2,500)	—
Proceeds from issuance of warrants	—	—	75

Net cash provided by (used in) financing activities	(154)	3,993	5,626

Translation differences from cash balances of subsidiary	(61)	(45)	68

Increase (decrease) in cash and cash equivalents	(2,572)	3,676	1,005
Balance of cash and cash equivalents at beginning of period	4,385	1,813	5,489

Balance of cash and cash equivalents at end of period	$1,813	$5,489	$6,494

(1) In connection with the Recapitalization Agreement, the Company recorded the following:
Issuance of common stock			$74
Conversion of convertible promissory notes			(9,501)
Conversion of convertible notes			(24,407)
Conversion of preferred stock			(5,313)
Conversion of warrants			1,785
Common stock issuance costs			127
Additional paid-in capital			58,167

Financing charges related to inducement and extinguishment of convertible notes			$20,932

(2) Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$125	$1,251	$428

(3) Non-cash investing and financing activities:
Non-cash investments in property, plant and equipment	$368	$—	$—

Non-cash investments in costs relating to IPO deferred charges	$—	$—	$605

The accompanying notes are an integral part of the consolidated financial statements.

Omrix Biopharmaceuticals, Inc.

Notes to consolidated financial statements
U.S. dollars in thousands except share and per share data

NOTE 1:	GENERAL
a.     The Company:
Omrix Biopharmaceuticals, Inc. (“the Company” or “Omrix”)) is a biopharmaceutical company that develops and markets innovative biological products for the biosurgical and passive immunotherapy markets. The Company’s research and development and manufacturing activities are performed mainly by its Israeli subsidiary, Omrix Biopharmaceuticals Ltd. (“Omrix Ltd.”) and its European activities are performed mainly by its European subsidiary, Omrix Biopharmaceuticals S.A. (“Omrix S.A.”). The Company has one inactive subsidiary in Israel, Biopex Ltd.
The Company’s currently marketed biosurgical product is a fibrin sealant distributed in the U.S. under the trade name “Crosseal” and in Europe and other territories under the trade name “Quixil.” The Company’s marketed immunotherapy products are marketed in Israel and Europe and are used for the treatment of immune deficiencies and infectious diseases.
Crosseal/Quixil was approved by the United States Food and Drug Administration (“FDA”) in 2003 and in Europe by different countries, regulatory agencies and the European Medicines Agency (“EMEA”) at different times, beginning in 1999 through 2003, and it is marketed by Ethicon, Inc. (“Ethicon”), a Johnson and Johnson company, mainly in the U.S. and Europe, and directly by the Company or local distributors in other territories.
The Company’s products are manufactured in a plant which is leased from Magen David Adom, an Israeli not-for-profit organization (“MDA”) (see Note 12d).
b.     Agreements with Ethicon:
In September 2003, the Company entered into a distribution and supply agreement (the “Distribution and Supply Agreement”) with Ethicon for a period of 10 years.
The Distribution and Supply Agreement stipulates, inter alia, that Ethicon is entitled to exclusive distribution rights for certain biosurgical products in the majority of the European countries. Sales price to Ethicon is determined as a percentage of the sale price to end-customers, subject to certain adjustments.
In addition to product sales, the Company is entitled to certain upfront and milestone payments.
Concurrently with the Distribution and Supply Agreement, the Company and Ethicon entered into a collaborative development agreement (the “Development Agreement”) for the development of new biosurgical products. Under the terms of the Development Agreement, Ethicon agreed to finance a development plan of new biosurgical products. In addition, the Company is entitled to receive certain payments based on the achievement of defined regulatory milestones.
In July 2004, the Company and Ethicon amended the Distribution and Supply Agreement and the Development Agreement (the “Ethicon 2004 Amendments”). Under the Ethicon 2004 Amendments, the Company and Ethicon agreed to add the U.S. and Canada as exclusive territories. In addition, the dates of certain future milestones under the Development Agreement were changed and additional milestones were set.
In accordance with the terms of the Distribution and Supply Agreement, the Development Agreement and the Ethicon 2004 Amendments, the Company has received $10,250 through December 31, 2005 in upfront and milestone fees. Income in respect of this consideration is recognized over the remaining term of the agreement (see Note 2i). At December 31, 2005, the balance of deferred income with respect to the Company’s agreements with Ethicon amounted to $8,644.

Notes to consolidated financial statements

c.     As for major customers, see Note 18.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
a.     Use of estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
b.     Financial statements in U.S. dollars:
The accompanying financial statements have been prepared in U.S. dollars.
Omrix Ltd. conducts the majority of its operations in Israel. The majority of its revenues and expenses are denominated in U.S. dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which Omrix Ltd. operates. Thus, the functional and reporting currency of Omrix Ltd. is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standards Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.
Omrix S.A.’s functional currency has been determined to be its local currency. Accordingly, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss, “foreign currency translation adjustments” in the consolidated statements of changes in stockholders’ deficiency.
c.     Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
d.     Cash equivalents:
Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less when purchased.
e.     Inventory:
Inventory is stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and products in progress—on the basis of specific costs.

Finished products—on the basis of production costs including materials, labor and direct and indirect manufacturing expenses.
Inventory write-offs are provided to cover risks arising from products with short term expiration dates in inventory and when market prices are lower than cost.
f.     Property, plant and equipment:
Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of assets.

Notes to consolidated financial statements

Annual rates of depreciation are as follows:

%

Machinery and equipment	10-33
Office furniture and equipment	7-20
Computers and software	33
Vehicles	15
Leasehold improvements are depreciated over the shortest term of the estimated useful life or the lease term. Payments on account of the new plant facility were not subject to depreciation.
g.     Impairment of long-lived assets:
The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Through December 31, 2005, no impairment losses were identified.
h.     Convertible securities:
Convertible notes are accounted for in accordance with the provisions of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features” (“EITF 98-5”) and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”). Under these pronouncements, the Company, where applicable, recorded a beneficial conversion feature that is being amortized as additional discount on the debt and recorded this in financial expense. The Company has also considered EITF No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The implementation of EITF 05-2 and EITF 00-19 did not have any material effect, accordingly, through December 31, 2005, no embedded derivative instruments have been classified as liabilities.
i.     Revenue recognition:
The Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).
Revenue from Product Sales
Revenues from product sales that require no continuing performance on the Company’s part are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectibility is probable. The Company does not grant the right of return to its customers.
When the selling price is based on actual selling price of the distributor to its end users, the Company recognizes revenues for products shipped during the period based on the reported selling price by the distributor through the reporting period that are available for the Company on a timely basis. Adjustments are made in the following quarter reflecting the difference between the current

Notes to consolidated financial statements

information provided through the reporting period and actual reported selling prices. To date, adjustments have not been significant.
Collaborative Arrangements Revenue
The Company’s collaborative revenue is generated primarily through collaborative research, development and commercialization agreements with collaborators for the discovery, development and commercialization of new products, as well as for manufacturing services. The terms of the agreements typically include payment to Omrix of non-refundable up-front fees, guaranteed time based payments, funding of research and development efforts, payments based upon achievement of certain milestones and payments based on product sales.
Milestones based on designated achievement points that are considered at-risk and substantive at the inception of the collaborative agreements are recognized as earned, when the earnings process is complete and the corresponding payment is reasonably assured. The Company evaluates whether milestones are at risk and substantive based on the contingent nature of the milestone, specifically reviewing factors such as the technological and commercial risk that needs to be overcome and the level of investment required.
The Company recognizes revenue from non-refundable, up-front payments, guaranteed time based payments, and milestone payments, not specifically tied to a separate earnings process, ratably over the contracted or estimated period of performance. Research funding received is recognized as earned, ratably over the period of performance.
Under EITF 00-21, in multiple-element arrangements, up-front payments, guaranteed time based payments, and milestones payments are recognized together as a single unit of accounting because currently there is no objective and reliable evidence of fair value of the undelivered elements in the arrangement. Such payments received during the course of collaboration are recorded when earned, but revenues are deferred and recognized ratably over the remaining period of performance, which is the accounting treatment under the Company’s collaborative agreements that include milestone payments.
Grants
Revenue related to U.S. National Institute of Health grants are related to the reimbursement of qualifying research and development expenses. Revenue is recognized as related research and development expenses are incurred. Grant payments received, but not yet earned, are recorded as deferred revenue.
Deferred revenue
Deferred revenue is recognized for payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is included in other accounts payable and accruals.
j.     Research and development, clinical and regulatory expenses:
Costs consist primarily of salary and related costs for personnel, as well as costs related to materials, supplies and equipment depreciation. All research and development costs are expensed as incurred. Expenses are presented net of grants from the Government of Israel.
Non royalty-bearing grants from the government of Israel for funding for approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. During the years ended December 31, 2003, 2004 and 2005, the Company recognized as a deduction from expenses incurred $123, $77 and none, respectively, for grants from the government of Israel.

Notes to consolidated financial statements

k.     Fair value of financial instruments:
The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short and long-term credit from banks and others, trade payables, other accounts payable and accruals and convertible promissory notes approximate their fair value.
The fair value of long-term loans (including the Convertible Notes and the Convertible Promissory Notes) is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.
l.     Income taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.
Results for tax purposes for Omrix Ltd. are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in b. above, the consolidated financial statements are presented in U.S. dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.
m.     Severance pay:
Omrix Ltd.’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employee multiplied by the number of years of employment, at the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and/or pension funds and by accruals. The value of these policies and/or funds is recorded as an asset in the Company’s balance sheet. The deposited funds include profits accumulated to the balance sheet date. The deposited amounts may be withdrawn only upon the fulfillment of the obligations pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits.
Severance expense for the years ended December 31, 2003, 2004 and 2005, amounted to $206, $247 and $287, respectively.
n.     Net loss per share:
The Company applies the two-class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method” under FASB Statement No. 128, Earnings per Share (“EITF No. 03-6”). EITF No. 03-6 requires the income per share for each class of stock to be calculated assuming that 100% of the Company’s earnings are distributed as dividends to each class of stock based on their contractual rights.
In compliance with EITF No. 03-6, the series of preferred stock do not participate in losses, and therefore are not included in the computation of net loss per share.
Basic net loss per share is computed using the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common stock outstanding during the period, plus dilutive potential. Common stock is considered

Notes to consolidated financial statements

outstanding during the period in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.”
For the years ended December 31, 2003, 2004 and 2005, all outstanding stock options, warrants and preferred stock have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive, except for preferred stock that were included in diluted loss per share calculations using the if converted method for the year ended December 31, 2005 (see Note 17).
o.     Stock-based compensation:
The Company accounts for its employee stock option plans using the intrinsic value method prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the compensation cost relating to stock options is charged on the date of grant of such options, to stockholders’ deficiency, under deferred stock based compensation, and is thereafter amortized as expense by the straight-line method over the vesting period.
Compensation expense, is generally based on the difference between the exercise price of an option or the amount paid for the award and the market price or fair value of the underlying share of common stock at the date of the grant. To the extent that compensation expense is recognized with respect to stock options issued to employees or non-employee directors, such expense is amortized over the vesting period of such options.
The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 and EITF 96-18 require the use of option valuation models to measure the fair value of the options and warrants at the measurement date.
The following table illustrates the effect on net loss attributed to common stockholders and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,

	2003	2004	2005

Net loss attributable to common stockholders as reported	$6,566	$6,725	$21,221
Deduct—stock-based employee compensation expense included in the reported net loss	—	5	50
Add—total stock-based employee compensation expense determined under fair value based method	80	35	42

Pro forma net loss attributable to common stockholders	$6,646	$6,755	$21,213

Basic net loss per share as reported	$1.89	$1.93	$2.01

Pro forma basic net loss per share	$1.92	$1.95	$2.01

Diluted net loss per share as reported	$1.89	$1.93	$2.45

Pro forma diluted net loss per share	$1.92	$1.95	$2.44

Notes to consolidated financial statements

The fair value of each option granted is estimated on the date of the grant using the Minimum Value model with the following weighted average assumptions:

	Year ended December 31,

	2003	2004	2005

Dividend yield	0%	0%	0%
Risk-free interest rate	3.01%	3.67%	3.99%
Expected life in years	5.5	4.9	4.1
p.     Accumulated other comprehensive income (loss):
Comprehensive income (loss), presented in stockholders’ deficiency, includes foreign currency translation adjustments.
q.     Concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables.
Cash and cash equivalents are invested in dollars, Euros and NIS (mainly in dollars) with major banks in the U.S. and Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
The Company’s trade receivables are generally derived from sales and services rendered to large and well established organizations located primarily in the United States, Israel and Europe. The Company does not expect any credit losses in excess of the allowance for doubtful accounts included in the financial statements. Allowance for doubtful accounts is determined for specific debts doubtful of collection and amounted to $16 and $22 at December 31, 2004 and 2005, respectively.
r.     Recently issued accounting pronouncements in the United States:
On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Statement 123(R) will be applicable to the Company in the first fiscal year beginning after January 1, 2006. The adoption of Statement 123(R) is not expected to have a significant effect on the Company’s results of operations.
The Company plans to adopt Statement 123(R) using the prospective-transition method as required for nonpublic entities that use the minimum-value method to account for their pro forma share-based payments disclosures under Statement 123. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of Statement 123(R) adoption. All awards granted, modified, or settled after the date of adoption should be accounted for using the measurement, recognition, and attribution provisions of Statement 123(R).
In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 states the SEC staff’s position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. SAB 107 also provides the SEC staff’s views regarding the valuation of share-based

Notes to consolidated financial statements

payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however, it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.
In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SFAS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.
In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections,” a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20, previously required that most voluntary changes in accounting principles be recognized by including in net income, for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
s.     Reclassification:
Certain comparative data in these financial statements have been reclassified to conform with current year’s presentation.
NOTE 3:     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,

	2004	2005

Restricted cash(1)	$250	$250
Advances to suppliers	137	80
Government authorities	298	194
Deferred IPO charges(2)	—	1,097
Prepaid expenses and other	1,115	579

	$1,800	$2,200

(1)	Restricted cash related to letters of credit issued by a bank to suppliers.

(2)	Deferred IPO charges are expenses directly related the IPO that would be accounted for as shares issuance expenses if the IPO is successful.

Notes to consolidated financial statements

NOTE 4:	INVENTORY

	December 31,

	2004	2005

Raw materials	$2,054	$2,691
Products in progress	394	394
Finished products(1)	4,451	3,708

	$6,899	$6,793

(1)	At December 31, 2004 and 2005 includes inventory at a customer site, for which revenue was not yet recognized, in a total amount of $0 and $1,421, respectively.
For the years ended December 31, 2003, 2004 and 2005, the Company wrote-off approximately $505, $177 and $100, respectively, to reflect products with short term expiration dates and product market prices that are lower than cost. These write-offs were included in the cost of revenues.

NOTE 5:	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Machinery and equipment	$5,572	$6,228
Office furniture and equipment	422	417
Computers and software	663	779
Vehicles	170	151
Leasehold improvements	235	223

	7,062	7,798

Accumulated depreciation:
Machinery and equipment	2,651	3,254
Office furniture and equipment	337	317
Computers and software	564	600
Vehicles	150	137
Leasehold improvements	160	172

	3,862	4,480

Payments on account of property, plant and equipment(1)	971	1,034

Depreciated cost	$4,171	$4,352

(1)	The Company intends to expand its production facilities by building a new production facility in Israel. At December 31, 2004 and 2005 balances in a total amount of $971 and $1,034, respectively, related to the new plant facility were not subject to depreciation.
Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $656, $659 and $762 respectively.
As for charges and pledges, refer to Note 12.

Notes to consolidated financial statements

NOTE 6:	DEFERRED CHARGES AND OTHER ASSETS
a.     Intangible assets:
On June 26, 2005, the Company acquired from a former supplier a perpetual and exclusive license to use all intellectual property rights related to a certain component of the application device used for the Company’s biosurgical products. The total consideration, which amounted to $585, will be amortized over the estimated useful life of this intangible asset, which management estimates to be 10 years.
Amortization expenses for the year ended December 31, 2005 were $29 and are included in cost of product sales.
b.     Deferred charges:
Costs related to the issuance of loans and convertible debts are amortized over the term of the notes as interest expense. Deferred charges amounted to $134 and $148 at December 31, 2004 and 2005, respectively.

NOTE 7:	CONVERTIBLE PROMISSORY NOTES
a.     Composed as follows:

	December 31,

	2004	2005

Principal	$8,632	$1,967
Accrued interest	2,800	181

	$11,432	$2,148

b.     In August 2002, the Company issued two series of 10% secured convertible promissory notes (the “Convertible Promissory Notes”) in the amount of $11,132 of which $5,600 amended the Convertible Promissory Notes that were issued in 2001. The Convertible Promissory Notes were due in August 2004. In addition to interest payments, certain Convertible Promissory Notes entitled the holders to a payment of $1.5 million upon maturity. This additional payment is recorded as additional interest and recognized over the term of the notes. The Convertible Promissory Notes could only be converted into common stock upon the closing of the Company’s “next equity financing”, as defined in the Convertible Promissory Notes, at 80% of the purchase price then paid by the investors. In addition, the Convertible Promissory Notes carried certain yield preferences upon a “change of control,” as defined in the Convertible Promissory Notes. On August 30, 2004, the Company repaid part of the Convertible Promissory Notes in a principal amount plus accrued interest of $3,657. The maturity date for the balance of the principal of the remaining Convertible Promissory Notes, in the amount of $8,632, was deferred to January 29, 2005. No beneficial conversion feature was recorded in connection with the Convertible Promissory Notes.
Issuance costs relating to the Convertible Promissory Notes, in the amount of $180, were recorded as deferred charges and were amortized to interest expense over the life of the notes, using the interest method.
c.     In January 2005, certain Convertible Promissory Notes, representing a principal amount of $7,149, were converted as part of the Recapitalization Agreement in consideration for 1,990,309 shares of common stock (see Note 13b). Note holders that did not participate in the Recapitalization Agreement, holding a principal amount of $1,483, entered into a new Convertible Promissory Note agreement which matures on December 31, 2007 and that carries an annual interest rate of 10%. These new Convertible Promissory Notes are not readily convertible and may only be converted upon

Notes to consolidated financial statements

the closing of the Company’s “next equity financing” as defined in the Convertible Promissory Notes agreements, into shares issued in the next equity financing at the lower of 80% of the purchase price then paid by the investors and $6.19 per share. No beneficial conversion feature was recorded in connection with these new Convertible Promissory Notes.

NOTE 8:	ACCOUNTS PAYABLE AND ACCRUALS—OTHER

	December 31,

	2004	2005

Deferred revenues	$3,718	$3,913
Payroll and related expenses	1,041	997
Government authorities	256	463
Accrued expenses and other	1,101	906

	$6,116	$6,279

NOTE 9:	SHORT-TERM CREDIT FROM BANKS AND LONG-TERM LOANS
a.     Long-term loans:

	Annual
	interest rate at	December 31,
	December 31,
	2005	2004	2005

Bank loans(1)	5-7.3%	$568	$2,011
Hercules loans(2)	11.45%	—	4,703
Less—current maturities		(377)	(2,836)

		$191	$3,878

(1)	The bank loans are denominated in NIS. The loans at December 31, 2005 mature in 2006-2008.
(2) See also c below.
b.     The liabilities mature as follows:

December 31,

2006 (current maturity)	$2,836
2007	2,816
2008	1,062

$6,714

Notes to consolidated financial statements

c     Short-term bank credit and loans:

	Annual
	weighted
	average
	interest rate at	December 31,
	December 31,
	2005	2004	2005

Short-term credit from bank	7.14%	$1,881	$2,243
Short-term loan		233	—
Current maturities of long-term loans		377	2,836

		$2,491	$5,079

Total credit available at December 31, 2005 amounted to $184. According to the terms of the credit line, borrowing interest rate will be determined at the date of withdrawal from the facility.
d.     On March 31, 2005, the Company entered into a loan agreement with Hercules Technology Growth Capital (the “Hercules loan”) to borrow up to $5,000 by October 1, 2005. This loan bears interest at a rate of 11.45% per annum. At September 30, 2005, the Company used the entire facility, which is due by March 2008.
According to the Hercules loan, the Company is obligated to pay interest on the first day of each month until October 1, 2005, followed by equal monthly installments of principal plus accrued interest through March 1, 2008. The Hercules loan can be repaid at any time with a premium over the remaining principal equal to 2.5% if repayment is prior to March 31, 2006, 1.25% if it is between March 31, 2006 and March 31, 2007 and 0.5% if it is after March 31, 2007.
The Hercules loan was followed by the issuance of a warrant to Hercules for the purchase of up to 54,372 shares of common stock at a price of $11.50 per share. This warrant expires on the earlier of March 31, 2012 or three years after the consummation of an IPO. On the commitment date, the Company allocated the proceeds between the Hercules loan and the warrant as required by APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”) (see also Note 13f). As a result, the Company recorded debt discount arising from the fair value allocation to the warrant in the total amount of $75, which is amortized as interest expense over the term of the loan using the interest method.
Issuance costs allocated to the Hercules loan, in the amount of $162, were recorded as deferred charges and are amortized to interest expense over the life of the loan.
NOTE 10:     CONVERTIBLE NOTES

	December 31,

	2004	2005

Par value	$23,500	$—
Less—discount, net of accumulated accretion	5,067	—

	18,433	—
Accrued interest	5,895	—

	$24,328	$—

In December 1998 and May 1999, the Company raised $20,000 (gross proceeds) through the issuance of warrants, common stock and convertible notes (“the Convertible Notes”). The Convertible Notes

Notes to consolidated financial statements

were due on December 31, 2008, bore annual interest of 4.25% and were convertible into shares of common stock, at any time, for $20.35 per share.
The abovementioned warrants had an exercise price of $15.26 per share of common stock, exercisable at any time, and they had expiration date of 10 years from issuance. At inception, the Company allocated the proceeds between the common stock, warrants and Convertible Notes as required by APB 14.
As a result, the Company recorded discount on the Convertible Notes in the amount of $2,064 with respect to a beneficial conversion feature that was amortized immediately as required under EITF 98-5. As the Convertible Notes were convertible into common stock at the holder’s discretion, the discount arising from the fair value allocation to the warrants under APB 14 in a total amount of $1,891 has been amortized to interest expense from the commitment date to the stated redemption date using the interest method.
Issuance costs allocated to the Convertible Notes, in the amount of $332, were recorded as deferred charges and were amortized to interest expense using the interest method from the commitment date to the stated redemption date using the interest method.
The Convertible Notes and warrants were included in of the Recapitalization Agreement (see Note 13b) and were converted into common stock on January 13, 2005.
NOTE 11:     OTHER LONG-TERM LIABILITIES

	December 31,

	2004	2005

MDA (see Note 12d)	$750	750
Accrued severance pay	240	198

Total	$990	$948

NOTE 12:     COMMITMENTS AND CONTINGENT LIABILITIES
a.     The Company leases premises under long-term operating lease agreements mainly in Israel (see also d. below), the majority of which expire in the year 2010.
Future minimum non-cancelable operating lease payments under those leases, at December 31, 2005, for the next five years, are as follows:

2006	$1,493
2007	$1,331
2008	$1,241
2009	$1,100
2010	$1,100
b.     Under vehicle lease agreements, the Company is committed to pay monthly lease payments. The projected lease payments for the next three years and thereafter, are as follows:

2006	$269
2007	$220
2008	$105
2009 and thereafter	$2

Notes to consolidated financial statements

c.     In 1996, the Company entered into an agreement with the New York Blood Center, Inc. (“NYBC”). This agreement was amended in February 2002, to license, on a non-exclusive basis, certain virus inactivation technology of NYBC for use in its manufacturing process. Under the terms of the agreement, as amended, which is for a period ending at the expiration of the last applicable patent, (2009), NYBC is entitled to royalties of up to 5.25% on the net sales of all products manufactured using the licensed technology in locations where the relevant patents are protected. During the years ended December 31, 2003, 2004 and 2005, the Company recorded $179, $118 and $366, respectively, as an expense in cost of product sales.
d.     In April 1997, the Company entered into a lease and operation agreement with MDA, which was replaced in July 2000 by a new lease and operation agreement (the “Lease Agreement”). The Lease Agreement was subsequently amended on December 16, 2004 (the “Amended Lease Agreement”).
Under the Lease Agreement and the Amended Lease Agreement, the Company leases its manufacturing facility and certain machinery and equipment from MDA. In addition, the Company is committed to purchase certain amounts of plasma from MDA.
The Lease Agreement
The Lease Agreement with MDA was for a period ending on December 31, 2014. The Company, at its own discretion, could terminate the lease on December 31, 2001 or 2006. The annual lease fee was in the amount of $1,000. In addition, MDA was entitled to additional annual rent payments of $500 commencing on the date of FDA approval of the leased facility (which was obtained in 2003).
The Amended Lease Agreement
The Amended Lease Agreement with MDA terminates on December 31, 2010. After December 31, 2007, the Company has the right to terminate this agreement by giving 12 months advance written notice to MDA. If the Company exercises this early termination right, the Company will be required to pay MDA an amount equal to $500 per year, or such pro rata amount for a part of a year, from the date of termination until December 31, 2010.
Under the terms of the Amended Lease Agreement, the Company leases its manufacturing facility and certain machinery and equipment from MDA in return for a rent and lease fee in the amount of $700 plus a certain percent of the sales of products to third parties in each fiscal year. Such fee shall not be less than $1,100 and not more than $2,000 per year. In addition, the parties agreed to the continuation of the plasma purchase obligation by the Company at certain fixed prices and to provide the Company with the right of first refusal for MDA plasma at higher prices.
Investments in the manufacturing facility
Under the Lease Agreement, certain investment in the facility resulting from new laws, regulations, directives, requirements or instructions by legal authorities, and that may be necessary to preserve appropriate licenses to market products (“Compulsory Investments”), are to be borne entirely or partially by MDA.
Under the agreement, the Company has agreed to finance all of the required Compulsory Investments, including MDA’s share, which the Company is entitled to offset against the rent and lease fee. Because the Compulsory Investments will be transferred to MDA at the termination of the lease agreement, the Company recorded its investments in Compulsory Investments as prepaid rental fees in its financial statements and recorded the reimbursements as lease incentives, both of which are amortized over the term of the lease.

Notes to consolidated financial statements

Guarantee
Under the terms of the Lease Agreement, the Company is required to maintain an unconditional bank guarantee in the amount of $250 in order to secure various payments due to MDA. Such guarantee is to be maintained for a period of six months after the Company vacates the manufacturing facility. In addition, the Company has provided MDA with a security interest on inventory of uncompleted products and raw materials.
e.     As security for its liabilities to banks, the Company recorded fixed charges (where a specific asset is assigned as collateral security for a debt) on property and equipment of Omrix Ltd. and floating charges (where a specific asset is only attached to a charge when it crystallizes) on various assets of Omrix Ltd.
f.     The Company’s employment agreement with its Chief Executive Officer (“the CEO”), who is a significant stockholder, includes a consulting agreement which will be in effect upon termination of his employment with the Company. Under the consulting agreement, the CEO will receive $175 as annual fees paid monthly, of which the first 6 months are guaranteed. Upon consummation of the consulting agreement, the CEO will be entitled to 36,364 shares of the Company’s common stock, of which 50% will vest immediately. The remaining 50% will vest over the following 18 months, provided that the CEO provides services under the consulting agreement.
Subsequent to the balance sheet date (unaudited), the Company and the CEO entered into a new employment agreement (“the New Agreement”) that replaced all former agreements with the CEO. Under the New Agreement, which becomes effective upon an initial public offering, the CEO will receive $400 as annual base salary paid monthly and additional remuneration of other costs such as relocation and living expenses. In addition, upon the signing of the agreement, the CEO is entitled to 36,364 shares of the Company’s common stock, of which 27,273 vest immediately and the remaining 9,091 will vest upon occurrence of certain events including an initial public offering.
NOTE 13:     STOCKHOLDERS’ DEFICIENCY
a.     Share capital:

1. The Company’s stockholders approved on March 20, 2006 a 0.36-for-1 reverse split of the Company’s shares of common stock. The reverse stock split became effective on April 6, 2006. All shares of common stock, options, warrants and per share data included in these financial statements for all periods presented as well as the exchange ratios for the Preferred shares and convertible loan from stockholders have been retroactively adjusted to reflect this 0.36-for-1 reverse split.

2. The holders of common stock are entitled to one vote for each share held. Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of common stock are entitled to dividends which the Company’s board of directors may declare from time to time out of legally available funds. Dividends on the common stock are not cumulative.

In the event of any liquidation, dissolution or winding-up of the Company’s affairs, after payment of all of the Company’s debts and liabilities, and subject to the rights and preferences of any series of preferred stock, the common stockholders will be entitled to receive their pro rata distribution of any remaining assets.

3. The preferred stock conferred on the holders thereof all the rights conferred onto the holders of common stock and certain priorities upon liquidation. In addition, each preferred share was convertible into one share of common stock. The conversion ratio was subject to certain standard anti-dilution provisions.

Notes to consolidated financial statements

The preferred stock had redemption rights, at the discretion of the holders, anytime after the earlier of (1) December 31, 2008 or (2) the payment of the Convertible Notes, with a redemption value of the stated liquidation preference on each class.

The Company’s preferred stock was converted to common stock in connection with the Recapitalization Agreement (see Note 13b.).

The Series B Convertible Preferred Stock had cumulative non-compounding dividends at 5% of the liquidation preference per share per year.

4. In October 2002, 7,125 shares of common stock were repurchased by the Company for the amount of $44.
b.     Recapitalization agreement:
On January 13, 2005, the Company, its stockholders, all Convertible Notes holders and certain Convertible Promissory Note holders entered into an agreement for the conversion of securities of the Company into common stock (the “Recapitalization Agreement”) and certain other agreements regarding stockholders’ rights.
Pursuant to the Recapitalization Agreement, the Company exchanged all of the Convertible Notes, part of the Convertible Promissory Notes and certain warrants that were issued in connection with the Convertible Notes, into shares of common stock. In addition, the Company induced the conversion of its Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into shares of common stock. The number of shares of common stock issued to each instrument holder was stated in the Recapitalization Agreement between the Company and all participating investors.
The financial statements for the year ended December 31, 2005, include financing charges in the amount of $20,932 related to the induced conversion of the Convertible Notes as required under SFAS 84, “Induced Conversion” and related to the extinguishment of the Convertible Promissory Notes that were not readily convertible on the recapitalization date, as required by APB Opinion No. 26, “Early Extinguishments of Debt.”
In addition, these financial statements include an amount of $6,491 attributed to the excess carrying amount of preferred stock and warrants over the value of common stock received by their holders upon conversion of preferred stock and warrants pursuant to the Recapitalization Agreement as required by EITF D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” and EITF D-53, “Computation of Earnings per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock.”
In addition, expenses incurred with respect to the Recapitalization Agreement in the amount of $635 were allocated between the different components of the transaction. $509 of those costs were recorded as financial expenses in the consolidated statement of operations for year ended December 31, 2005.
c.     In connection with the Convertible Notes issuance in 1998 and 1999 (see Note 10), the Company issued several classes of warrants:

1. All Convertible Note holders received warrants for the purchase of 242,707 shares of common stock of the Company. Each warrant entitled the holder to purchase one share of common stock of the Company at a price of $15.26 per share (subject to certain adjustments) until the expiration date of such warrant. All of these warrants were eliminated in the Recapitalization Agreement (see also b. above).

2. Warrants for 185,163 shares of common stock in connection with investment and advisory services rendered in connection with the 1998 and 1999 financing (“the Advisory Warrants”).

Notes to consolidated financial statements

Of these warrants, 163,422 warrants have terms identical to those issued to the investors in the private placement (see 1 above). Warrants for an additional 21,741 shares of common stock had identical terms, except for an exercise price of $16.97 per share (subject to certain adjustments).

The fair value of the warrants was estimated to be $1,765 by using the Black-Scholes option-pricing model at the measurement date.
d.     In 2001, the Company issued 229,705 shares of Series A Convertible Preferred stock at $0.01 par value per share in consideration for $5,000.
e.     On July 15, 2004, the Company raised $5,000 ($4,892, net of issuance costs) in a private placement in which 147,940 shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share, and warrants to purchase 36,364 shares of common stock, par value $0.01 per share, were issued. Each warrant entitles the holder to purchase one share of common stock of the Company at a price of $33.80 per share (subject to certain adjustments). The exercise price of these warrants was amended to $11.50 per share as part of the recapitalization. According to the terms of the warrants, if the Company declares a dividend, it shall set aside such dividend for payment to the warrant holder upon exercise of the warrant had the warrant been fully exercised immediately prior to the date on which the divided was declared.
The fair value of the above warrants was estimated to be insignificant by using the Black-Scholes option-pricing model.
f.     In connection with the Hercules loan agreement (see also Note 9c), the Company issued warrants for up to 54,372 shares of common stock at an exercise price of $11.50 per share. This warrant terminates on the earlier of March 31, 2012, or three years after the consummation of an IPO. On the commitment date, the Company allocated the proceeds between the Hercules loan agreement and the warrants as required by APB 14.
The fair value of the warrants of $75 was estimated by using the Black-Scholes option-pricing model at the measurement date, using the following measurements: expected volatility of 37%; risk-free interest rates of 4.4%; and expected lives of 5.5 years.
g.     Stock option plans and stock options:
Options granted under the Company’s stock option plans are exercisable within ten years from the date of grant. The exercise price of the options may not be less than the fair market value of the shares for which the options are exercisable at the date of grant, and options generally vest over a four year period of employment.

1. Under the Company’s 2004 Equity Incentive Plan (the “2004 Plan”) and the 2005 Equity Incentive Plan for Israeli Employees (the “2005 Plan”), which is a sub-plan of the 2004 Plan, the Company may issue up to 1,191,140 shares of common stock to directors, officers, employees and consultants of the Company and its subsidiary. At December 31, 2005, 500,775 options and restricted shares of common stock were granted under the 2004 Plan and the 2005 Plan.

2. In January 2005, the Company’s 1998 Stock Incentive Plan (the “1998 Plan”), for the issuance of up to 327,273 shares of common stock to officers, key employees, non-employee directors and consultants, was terminated. Options granted and not forfeited under the 1998 Plan prior to termination survived termination. As of December 31, 2005, 244,183 options were outstanding under this plan.

Notes to consolidated financial statements

3. In addition to options under the 2004 Plan, the 2005 Plan and the 1998 Plan, the Company issued options exercisable into 323,137 shares of common stock, to certain consultants and investors in connection with financing transactions and other services, which are still outstanding.
The following is a summary of the status of the Company’s stock option grants to its employees:

	Year Ended December 31,

	2003		2004		2005

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Balance outstanding at beginning of year	186,364	$11.85	227,818	$8.47	226,364	$8.39
Changes during the year:
Granted	109,091	$2.75	—	$—	373,199	$9.35
Forfeited	(67,636)	$8.55	(1,455)	$20.24	(7,636)	$20.30

Balance outstanding at end of year	227,819	$8.47	226,363	$8.39	591,927	$8.84

Balance exercisable at end of year	72,182	$16.12	118,909	$12.35	252,172	$8.61

The following table summarizes information about options to employees outstanding at December 31, 2005 under the plans:

		Weighted			Weighted
	Options	average		Options	average
	outstanding	remaining	Weighted	exercisable	exercise
	at	contractual	average	at	price of
	December 31,	life (in	exercise	December 31,	options
Exercise price	2005	years)	price	2005	exercisable

$21.34	24,000	2.02	$21.34	24,000	$21.34
$16.97	49,273	0.82	$16.97	49,273	$16.97
$13.75	156,364	9.00	$13.75	—	$13.75
$ 6.19	216,835	4.26	$6.19	97,081	$6.19
$ 2.75	145,455	4.07	$2.75	81,818	$2.75

	591,927		$8.84	252,172	$8.61

The weighted average fair values and exercise prices of options granted during the years ended December 31, 2003, 2004 and 2005 were:

	Exercise price equals to			Exercise price higher
	fair value			than fair value

	Year ended			Year ended
	December 31,			December 31,

	2003	2004	2005	2003	2004	2005

Weighted average exercise prices	$—	$—	$10.67	$2.75	$—	$—
Weighted average fair values on grant date	$—	$—	$ 2.04	$0.41	$—	$—

Notes to consolidated financial statements

Since January 1, 2004, the Company granted stock options to its employees under its plans with exercise prices as follows:

			Weighted	Weighted
Grants made	Number	Weighted	average	average
during the	of	average	fair value	intrinsic
years ended	options	exercise	per	value per
December 31, 2004 and 2005(1)	granted	price $	share $	share $

March, 2005	109,091	6.19	6.19	—
June, 2005	107,744	6.19	6.19	—
December, 2005	156,364	13.75	13.75	—

(1)	There were no grants of stock options under the plans made in the fiscal year 2004.
The fair value assigned to the Common stock in order to calculate the compensation resulting from employee options, was determined primarily by management. In determining fair value, management has considered a number of factors, including valuations and appraisals.
h.     During 2004, a major stockholder entered into an agreement with one of the Company’s employees according to which the major stockholder granted the employee 90,909 options to purchase shares of common stock. According to the agreement, the grant terms were not fixed and were subject to modification by the Company’s board of directors’. During 2005, the Company’s board of directors approved modifications to the grant. Accordingly, the number of options increased to 109,091 options. The options vest over a four year period of employment. In addition, the employee received 7,576 restricted shares of common stock, with no consideration. The restriction of the shares will be released over a four year period of employment.
As required by AIN-APB 25, “Accounting for Stock Issued to Employees: Accounting Interpretations of APB Opinion No. 25”, prior to the company’s board of directors modification the Company accounted for the award with non-fixed terms as a variable award. From the date on which the Company’s Board of Directors fixed the terms, the Company accounted for that grant prospectively as a fixed grant under APB 25. In addition, the Company recorded the fair value of the restricted shares at their grant date as deferred stock based compensation that will be amortized to earnings over their vesting period. Total compensation cost as a result of these grants amounted to $5 and $50 for the years ended December 31, 2004 and 2005, respectively. The options granted by the major stockholder’s share were accounted for as capital contribution.
i.     According to specific agreements signed with non-employee service providers, the Company has granted options to purchase common stock as described below. Each option entitles the holder to purchase one share of common stock of the Company.

Notes to consolidated financial statements

The following table summarizes information about options and warrants granted to non-employees outstanding and exercisable at December 31, 2005:

	Options and	Exercise
	warrants for	price	Options and
	common	per	warrants
Issuance date	stock	share	exercisable

February 2000	7,273	$16.97	7,273
March 2003	18,182	$2.75	13,636
August 2003	36,364	$12.10	36,364
October 2004	5,437	$11.50	5,437
January 2005	5,437	$11.50	5,437
January 2005	109,091	$6.19	—
December 2005	10,909	$13.75	—

	192,693		68,147

The charges for stock compensation relating to options granted to non-employees were $35, $8 and $282 in 2003, 2004 and 2005, respectively.
The fair value of options granted was estimated by using the Black-Scholes option-pricing model at the measurement dates. The Company used the following range of assumptions in its measurements: expected volatility of 42-47% for 2004 and 26-46% for 2005; risk-free interest rates of 3.4-4.4% for 2004 and 3.6-4.3% for 2005; and expected lives of 5-10 years for 2004 and 3-9 years for 2005.

NOTE 14:	TAXES ON INCOME
a.     The Company, Omrix S.A., Omrix Ltd. and Biopex are separately taxed under the domestic tax laws of the state of incorporation of each entity.
b.     Tax laws applicable to the companies in Israel:
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI.
c.     Tax rates applicable to the Group companies:

1. The income of the Israeli subsidiaries (other than income from “approved enterprises,” see 3. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment gradually reduces the corporate tax rate from 36% to 30%. The rates are as follows: 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

2. On July 25, 2005, the Israeli Parliament passed the second and third readings of the proposed Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (the “2005 Amendment”). The 2005 Amendment further reduces the corporate tax rates stipulated under the 2004 amendment, and provides for the gradual reduction, commencing from January 1, 2006. The rates are as follows: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Since no deferred tax assets are recorded for net loss carryforwards in Israel, the abovementioned amendment has no effect on the financial statements.

Notes to consolidated financial statements

3. Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. This amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated as prescribed by the amendment.
d.     Encouragement Laws in Israel:

1. Tax benefits under the law for the Encouragement of Capital Investments, 1959 (the “Law”):

Under the Law, by virtue of the “Approved Enterprise” status granted to Omrix Ltd., Omrix Ltd. is entitled to certain tax benefits. Due to reported losses for tax purposes, the benefit period has not yet commenced.

Omrix Ltd. is entitled to additional tax benefits as a “foreign investors’ company,” as defined by the Law.

The main tax benefits available to Omrix Ltd. are:

a) Reduced tax rates:

During the period of benefits, 10 years for a foreign investors’ company as defined by the Law, commencing in the first year in which the Company earns taxable income from the Approved Enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates, or tax exemptions, apply:

Tax exemption on income from Approved Enterprises for a period of four years, after which the income from such enterprises is taxable at the rate of 10%-20% for an additional three to six years, depending on the level of foreign investors in the Company.

The period of tax benefits, as detailed above, is limited to the earlier of 12 years from the “operational year” or 14 years from the year the program received “approved enterprise” status (2009 for Omrix Ltd.).

In the event of a distribution of cash dividends out of income, which are tax exempt, the Company would have to pay the 10% tax in respect of the amount distributed, as stated above.

b) Accelerated depreciation:

Omrix Ltd. is entitled to claim, for tax purposes, accelerated depreciation for five tax years commencing in the first year of operation of each asset, with respect to machinery and equipment used by the Approved Enterprise.

c) Conditions for entitlement to the benefits:

The entitlement to the above benefits is conditional upon Omrix Ltd.’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and Omrix Ltd. may be required to refund the amount of the benefits, in whole or in part, with the addition of interest. To date, Omrix Ltd. has not utilized any benefit under the Approved

Notes to consolidated financial statements

Enterprise status. Management believes that Omrix Ltd. has complied with all relevant conditions.

d) On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprise of the Israeli subsidiary’s will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Amended Investment Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the amended Investment Law.

2. The Law for the Encouragement of Industry (Taxation), 1969:

Omrix Ltd. currently qualifies as an “industrial company” under this law. As such, the Company claimed amortization at the rate of 12.5% of patent rights purchased.
e.     Carryforward losses:
At December 31, 2005, Omrix Ltd. had carryforward losses, including a carryforward capital loss, amounting to approximately $19,709, which may be carried forward indefinitely. At December 31, 2005, U.S. carryforward losses related to the Company amounted to approximately $30,047, which have expiration dates ranging from 2019 to 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. At December 31, 2005, Omrix S.A. had carryforward losses of approximately $23,789, which may be carried forward indefinitely.

Notes to consolidated financial statements

f.     Deferred income taxes:
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2004	2005

Deferred tax assets, reserves and allowance	$318	$323
Net operating loss carryforward—U.S.	6,485	10,630
Net operating loss carryforward—Belgium	7,020	8,086

Deferred tax asset before valuation allowance	13,823	19,039
Valuation allowance	(13,823)	(19,039)

Net deferred tax asset	$—	$—

The entire change in valuation allowance is for the increase in net operating loss during the year and changes to reserves and allowances.
The Company expects that during the period in which tax losses related to Omrix Ltd. are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.
Management currently believes that it is more likely than not that other deferred tax assets from carryforward losses will not be realized in the foreseeable future. Accordingly, a valuation allowance has been recorded for the entire amount.
g.     Loss before income taxes is comprised as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$4,756	$5,094	$23,050
Foreign	1,810	1,510	4,662

Total	$6,566	$6,604	$27,712

h.     At December 31, 2005, the Belgian subsidiary and the Israeli subsidiaries tax returns for all tax years through December 31, 1998 and December 31, 2001, respectively, became final due to the elapsed legal challenge period of the local tax authorities. No other final tax assessments have been received yet.

Notes to consolidated financial statements

NOTE 15:	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,

	2003	2004	2005

Financial expenses:
Interest on loans, bank credit and others	$(169)	$(203)	$(347)
Interest and amortization of discount on convertible notes	(4,148)	(3,804)	(600)
Foreign currency translation adjustments, net	—	—	(3,149)
Financing charges related to inducement and extinguishment of convertible notes and warrants	—	—	(20,932)
Amortization of deferred issuance costs	(127)	(96)	(651)

	(4,444)	(4,103)	(25,679)

Financial income:
Foreign currency translation adjustments, net	3,787	1,542	—
Interest on short-term bank deposits and others	30	95	157

	3,817	1,637	157

Net expenses	$(627)	$(2,466)	$(25,522)

NOTE 16:	OTHER INCOME, NET

	Year ended
	December 31,

	2003	2004	2005

Gain from sale of property, plant and equipment	$7	$11	$—
Gain from termination of agreement with distributor, net(1)	—	1,215	—

	$7	$1,226	$—

(1)	In 2002, the Company entered into a distribution agreement with the American Red Cross (“ARC”) for distribution of Crosseal products in the U.S. and Canada. According to the agreement, the Company and ARC split equally the average selling price (“ASP”) to the end user. In addition, ARC was required to pay 2% of ASP as royalties.

The Company recognized revenues under this arrangement upon shipment of product by ARC to their end user (sale through) and when the fee was fixed and determinable. Advance payments by ARC were recorded as deferred revenues until all revenue recognition criteria were met.

The agreement was terminated in July 2004. Pursuant to the termination agreement, the company received from ARC (1) all unsold inventory, (2) a waiver for any claim for advance payments previously made by ARC, and (3) 17,000 liters of plasma to be supplied by ARC in four equal annual installments, at no additional consideration.

At the termination date, ARC plasma did not comply with certain regulatory standards required by the Company in order to use this plasma in its manufacturing process. As the Company had no alternative future use for this plasma, the Company did not assign any value to this element of the consideration.

Upon termination, the Company recorded $1,215 in other income representing the balance of deferred revenue, net of the cost of obsolete inventory returned.

Notes to consolidated financial statements

In the future, if ARC’s plasma complies with the required standards, the Company will record, upon receiving the plasma, the value of such inventory as other income. Through December 31, 2005, no plasma was supplied by ARC.

NOTE 17:	NET LOSS PER SHARE
The following table sets forth the computation of the basic and diluted losses per share:
a.     Numerator:

	Year ended December 31,

	2003	2004	2005

Net loss available to common stockholders for basic net loss per share	$6,566	$6,725	$21,221
Induced conversion of Preferred stock	—	—	4,706

Net loss available to common stockholders for diluted net loss per share	$6,566	$6,725	$25,972

b.     Denominator:

	Year ended December 31,

	2003	2004	2005

	Number of shares
Weighted average number of shares of common stock for basic net loss per share of common stock	3,469,451	3,469,451	10,562,885
Effect of dilutive securities: Shares of preferred stock	*) —	*) —	15,735

Denominator for diluted net loss per share of common stock	3,469,451	3,469,451	10,578,620

*)	Anti-dilutive.

NOTE 18:	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION
The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, “Disclosure About Segments of an Enterprise and Related Information.”
The following present total revenues for the years ended December 31, 2003, 2004 and 2005, and long-lived assets at December 31, 2004 and 2005:

	Year ended December 31,

	2003	2004	2005

Revenues from unaffiliated customers:
Israel	$9,542	$12,127	$13,656
United States	3,149	4,147	9,545
Europe	1,727	1,916	3,831
Central and Latin America	529	1,700	410
Others	—	58	57

Total	$14,947	$19,948	$27,499

Notes to consolidated financial statements

	December 31,

	2004	2005

Long-lived assets:
Israel	$4,143	$4,338
United States	5	1
Europe	23	13

Total	$4,171	$4,352

Revenues are attributed by product lines as follows:

	Year ended December 31,

	2003	2004	2005

Biosurgical products
Product sales	$2,469	$5,211	$6,979
Development services	659	1,950	4,000

	3,128	7,161	10,979

Passive immunotherapy products
Product sales	8,968	10,447	14,195
Grants	56	431	1,021

	9,024	10,878	15,216

Other products	2,795	1,909	1,304

Total	$14,947	$19,948	$27,499

Revenues from major customers (constituting 10% or more of the Company’s consolidated revenues) amounted to 38%, 63% and 69% of revenues in the years ended December 31, 2003, 2004 and 2005, respectively, as set forth below:

	2003	2004	2005

	% of consolidated revenues
Customer A	20	25	21
Customer B	18	14	12
Customer C	*) —	24	36

*)	Less than 10% of the Company’s consolidated revenues.

Omrix Biopharmaceuticals, Inc.

Schedule II— Valuation and qualification accounts
Three years ended December 31, 2005
(U.S. $ in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
	Balance at	Charged to			Balance
	beginning	cost and		Translation	at end of
	of period	expenses	Deductions	differences	period

Allowance for doubtful accounts:
Year ended December 31, 2003	1,242	1	16	239	1,466
Year ended December 31, 2004	1,466	16	1,466	—	16
Year ended December 31, 2005	16	11	4	(1)	22
Allowance for inventory write-offs:
Year ended December 31, 2003	497	505	261	—	741
Year ended December 31, 2004	741	177	269	—	649
Year ended December 31, 2005	649	100	258	—	491

DEALER PROSPECTUS DELIVERY OBLIGATION
      Through and including                     , 2006 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs, other than underwriting discounts and commission, to be paid by the Registrant in connection with the sale of the common stock being registered. All amounts, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee, are estimated.

Amount
to be paid

Securities and Exchange Commission registration fee	$8,613
National Association of Securities Dealers Inc. filing fee	8,550
Nasdaq National Market listing fee	105,000
Accountants’ fees and expenses	400,000
Legal fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	3,500
Printing and engraving expenses	275,000
Blue Sky fees and expenses (including legal fees)	10,000
Miscellaneous expenses	150,000

Total	$1,960,663

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with a threatened, pending, or completed action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses (including attorney fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
In addition, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above, or defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Part II

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be advanced by the corporation upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the corporation under Section 145 of the DGCL.
Our certificate of incorporation provides that we will, to the fullest extent permitted by law, indemnify, and upon request shall advance expenses to, any person made or threatened to be made a party to an action or proceeding by reason of the fact that he or she (or his or her testators or in testate) is or was our director or officer or serves or served at any other corporation, partnership, joint venture, trust or other enterprise in a similar capacity or as an employee or agent at our request, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties, and amounts paid in settlement incurred in connection with the investigation, preparation to defend, or defense of such action, suit, proceeding, or claim. However, we are not required to indemnify or advance expenses in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.
Our certificate of incorporation also provides that, to the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.
Any repeal or modification of these provisions of our certificate of incorporation shall not adversely affect any right or protection of a director of the corporation for or with respect to any acts or omissions of that director occurring prior to the amendment or repeal.
We expect to obtain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.
Prior to the completion of this offering, we will enter into indemnification agreements with each of our officers and directors under which we agreed to indemnify each of them against: (a) expenses, judgments, and settlements paid in connection with third-party claims and (b) expenses and settlements paid in connection with claims on our behalf, in each case provided that the director acted in good faith. In addition, we agreed to indemnify each director to the extent permitted by DGCL against all expenses, judgments, and amounts paid in settlement unless the director’s conduct constituted a breach of his or her duty of loyalty to the stockholders. Subject to the director’s obligation to pay us in the event that he or she is not entitled to indemnification, we will pay the expenses of the director prior to a final determination as to whether the director is entitled to indemnification.
Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the underwriters’ obligation to indemnify us and our officers and directors in certain circumstances.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
Set forth below is information regarding securities sold by us since January 1, 2002 which were not registered under the Securities Act of 1933 as amended, or Securities Act.

Part II

(a) Issuances and Sales of Preferred Stock

In July 2004, we issued and sold an aggregate of 147,940 shares of our Series B Convertible Preferred Stock at a price per share of $33.80 and a warrant to purchase up to 36,364 shares of common stock for an aggregate offering price of approximately $5,000,000.
No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a U.S. investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchaser of shares of our stock described above represented to us in connection with their purchase that they were an accredited investor and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchaser received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

(b) Issuances and Sales of Convertible Promissory Notes and New Convertible Promissory Notes

(1) In August 2002, we sold two series of convertible promissory notes to 19 investors for an aggregate offering price of approximately $11,131,700 in exchange for cash and refinancing of indebtedness.

(2) As of January 2005, new convertible promissory notes were held by six investors for an aggregate offering price of approximately $2,000,000, with an extended maturity and changes to compounded interest, conversion rights and removal of collateral.
No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (b) of Item 15 were issued to a combination of U.S., European and other investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers of shares of our notes described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

(c) Issuances of Common Stock

(1) In January 2005, 13 investors participated in the recapitalization plan and exchanged:

➢	an aggregate of $23,500,000 principal face amount of 1998/1999 convertible notes and 242,707 1998/1999 warrants for an aggregate of 4,385,307 shares of common stock;

Part II

➢	an aggregate of $2,600,000 principal amount of one of the 2001 convertible promissory notes series for an aggregate 767,200 shares of common stock; and

➢	an aggregate of $4,049,200 principal amount of the other 2002 convertible promissory notes series for an aggregate 1,223,109 shares of common stock.

(2) In connection with this recapitalization, we also reclassified each share of Series A Convertible Preferred Stock into 1.91524 shares of our common stock to one accredited investor. In connection with this recapitalization, we reclassified each share of Series B Convertible Preferred Stock into 2.94212 shares of our common stock to one accredited investor.

(3) In January 2005 following the recapitalization, we exchanged $500,000 principal amount of the 2002 convertible promissory notes for 151,031 shares of common stock to one investor.
No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (c) of Item 15 were issued to a combination of U.S., European and other investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers of shares of our stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

(d) Issuances and Sales of Warrants

(1) In August 2003, we issued warrants for the issuance of up to 36,364 shares of common stock at a price of $12.10 per share to one accredited investor.

(2) In July 2004, we issued warrants for the issuance of up to 36,364 shares of common stock at a price of $33.80 per share to one accredited investor. The exercise price was amended to be $11.50 per share by the waiver and amendment agreement dated January 13, 2005.

(3) In March 2005, we issued warrants for the issuance of up to 65,246 shares of common stock at a price of $11.50 per share to two accredited investors.
No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (d) of Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchasers of shares of our stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities

Part II

Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

(e) Stock Option Grants and Grants of Restricted Shares

(1) In October 2002, we issued to certain of our employees and directors options to purchase an aggregate of 36,364 shares of our common stock at an exercise price of $2.75 per share.

(2) In March 2003, we issued to certain of our employees and directors options to purchase an aggregate of 127,273 shares of our common stock at an exercise price of $2.75 per share.

(3) In January and March 2005, we issued to certain of our employees, directors and consultants options to purchase an aggregate of 218,182 shares of our common stock at an exercise price of $6.19 per share.

(4) In December 2005, we issued to certain of our employees, directors and consultants options to purchase an aggregate of 167,273 shares of our common stock at an exercise price of $13.75 per share.

(5) In December 2005, we issued to a certain employee 7,576 restricted shares of our common stock.
The stock option grants described in this paragraph (e) of Item 15 were made under written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.
(a)     Exhibits.

Exhibit
Number	Exhibit

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation
3.2	Second Amended and Restated Certificate of Incorporation
3.3	Amended and Restated Bylaws
3.4	Second Amended and Restated Bylaws
4.1	Specimen Common Stock Certificate
4.2	Investor Rights Agreement dated January 13, 2005
4.3	Warrant Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
4.4	Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Capricorn Venture Partners N.V. dated December 31, 1998
4.5	Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Wolfgang Stoiber dated December 31, 1998
4.6	Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and T. Scott Johnson dated September 19, 2000

Part II

Exhibit
Number		Exhibit

4.7		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and The Marwood Group dated January 20, 2004
4.8		First Amendment to Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Marwood Group LLC dated December 1, 2005
4.9		First Amendment to Warrant Agreement between Omrix Biopharmaceuticals, Inc. and Asanté Partners LLC dated March 20, 2006
4.10		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Johnson & Johnson Development Corporation dated August 11, 2004
4.11		Waiver and Amendment Agreement between certain warrantholders and Omrix Biopharmaceuticals, Inc. dated January 13, 2005
4.12		First Amendment and Waiver between Omrix Biopharmaceuticals, Inc. and Johnson & Johnson Development Corporation dated January 13, 2005
4.13		Waiver Agreement between certain warrantholders and Omrix Biopharmaceuticals, Inc. dated February 22, 2005
4.14		Amended and Restated Senior Convertible 2005 Series A Promissory Note of Omrix Biopharmaceuticals, Inc. in the amount of $752,148 dated January 29, 2005
4.15		Amended and Restated Senior Convertible 2005 Series B Promissory Note of Omrix Biopharmaceuticals, Inc. in the amount of $154,555 dated January 29, 2005
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10	.1**	Lease and Operation Agreement between Omrix Biopharmaceuticals Ltd. and Magen David Adom in Israel dated July 20, 2000
10	.2**	Addendum to an Agreement between Magen David Adom in Israel and Omrix Biopharmaceuticals, Inc. dated as of December 16, 2004
10	.3**	Agreement between Omrix Biopharmaceuticals Ltd. and Medimop Medical Projects Ltd. dated June 26, 2005
10	.4**	Development Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated September 22, 2003
10	.5**	Amendment No. 1 to Development Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated July 15, 2004
10	.6**	Distribution and Supply Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated September 22, 2003
10	.7**	Amendment No. 1 to Distribution and Supply Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated July 15, 2004
10	.8**	Patent and Know-How License Agreement between Omrix Biopharmaceuticals Ltd. and Amersham Biosciences AB dated February 18, 2003
10	.9**	Supply Agreement between Omrix Biopharmaceuticals Ltd. and PlastMed Ltd. dated March 25, 2004
10	.10**	Addendum to Supply Agreement between Omrix Biopharmaceuticals Ltd. and PlastMed Ltd. dated June 30, 2004
10.11		Supply Agreement between Daiichi Pharmaceutical Co., Ltd and Omrix Biopharmaceuticals S.A. dated August 24, 1999

Part II

Exhibit
Number		Exhibit

10.12		Planova Sales Agreement between Omrix Biopharmaceuticals Ltd. and Asahi Kasei Pharma Corporation dated March 1, 2004
10.13		Contract for the Supply of Vaccinia Immunoglobulin between Omrix Biopharmaceuticals S.A. and NHS Purchasing and Supply Agency dated December 12, 2005
10.14		Senior Loan and Security Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
10.15		First Amendment to Senior Loan and Security Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
10.16		Guaranty between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals, S.A. dated March 31, 2005
10.17		Guaranty between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals Ltd. dated March 31, 2005
10.18		Account Control Agreement between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals, Inc. dated July 6, 2005
10.19		Form of Indemnification Agreement between Omrix Biopharmaceuticals, Inc. and its directors and officers
10.20		2004 Equity Incentive Plan
10.21		2005 Equity Incentive Plan for Israeli Employees
10.22		2006 Equity Incentive Plan
10.23		Employment Agreement between Omrix Biopharmaceuticals, Inc. and Robert Taub dated March 20, 2006
10.24		Employment Agreement between Omrix Biopharmaceuticals Ltd. and Nissim Mashiach dated September 21, 1997
10.25		Amended and Restated Employment Agreement between Omrix Biopharmaceuticals Ltd. and Michael Burshtine dated January 1, 2006
10.26		Employment Agreement between Omrix Biopharmaceuticals, Inc. and Harold Safferstein dated March 18, 2006
10.27		Consulting Agreement between Omrix Biopharmaceuticals, Inc. and Philippe Romagnoli dated October 1, 2002
10.28		Consulting Agreement, as amended in September 2004 between Omrix Biopharmaceuticals, Inc. and Philippe Romagnoli dated September 23, 2004
10.29		Director Agreement between Omrix Biopharmaceuticals, Inc. and Fredric Price dated January 13, 2006
10.30		Form of Undertaking to Maintain Confidentiality between Omrix Biopharmaceuticals Ltd. and its employees
10.31		Letter from RCPI Landmark Properties, L.L.C. to Antigenics, Inc. and Omrix Biopharmaceuticals, Inc. re: Consent to Sublease dated February 16, 2006
21.1		List of subsidiaries of Omrix Biopharmaceuticals, Inc.
23	.1†	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global
23	.2†	Consent of Ziv Haft, a BDO member firm

Part II

Exhibit
Number	Exhibit

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Power of Attorney (set forth on the signature page to this registration statement)

**	Confidential treatment has been requested with respect to portions of this exhibit.

†	Filed herein.
(b)     Financial Statement Schedules.
Financial statements filed as a part of this registration statement are listed in the Index to Financial Statements on page F-1. All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS
(1)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3)     The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on April 20, 2006.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Michael Burshtine

Name: Michael Burshtine
Title: Senior Vice President and Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

		Title	Date
Signature

* Robert Taub		President, Chief Executive Officer and Director	April 20, 2006

* Michael Burshtine		Senior Vice President, Chief Financial Officer (Chief Accounting Officer)	April 20, 2006

* Fredric D. Price		Chairman of the Board of Directors	April 20, 2006

* Douglas A. Cotter		Director	April 20, 2006

* Bernard Horowitz		Director	April 20, 2006

* Steven St. Peter		Director	April 20, 2006

*By:	/s/ Michael Burshtine Michael Burshtine Attorney-in-fact		April 20, 2006

Exhibit index

Exhibit
Number		Exhibit

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation
3.2		Second Amended and Restated Certificate of Incorporation
3.3		Amended and Restated Bylaws
3.4		Second Amended and Restated Bylaws
4.1		Specimen Common Stock Certificate
4.2		Investor Rights Agreement dated January 13, 2005
4.3		Warrant Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
4.4		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Capricorn Venture Partners N.V. dated December 31, 1998
4.5		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Wolfgang Stoiber dated December 31, 1998
4.6		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and T. Scott Johnson dated September 19, 2000
4.7		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and The Marwood Group dated January 20, 2004
4.8		First Amendment to Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Marwood Group LLC dated December 1, 2005
4.9		First Amendment to Warrant Agreement between Omrix Biopharmaceuticals, Inc. and Asanté Partners LLC dated March 20, 2006
4.10		Common Stock Purchase Warrant between Omrix Biopharmaceuticals, Inc. and Johnson & Johnson Development Corporation dated August 11, 2004
4.11		Waiver and Amendment Agreement between certain warrantholders and Omrix Biopharmaceuticals, Inc. dated January 13, 2005
4.12		First Amendment and Waiver between Omrix Biopharmaceuticals, Inc. and Johnson & Johnson Development Corporation dated January 13, 2005
4.13		Waiver Agreement between certain warrantholders and Omrix Biopharmaceuticals, Inc. dated February 22, 2005
4.14		Amended and Restated Senior Convertible 2005 Series A Promissory Note of Omrix Biopharmaceuticals, Inc. in the amount of $752,148 dated January 29, 2005
4.15		Amended and Restated Senior Convertible 2005 Series B Promissory Note of Omrix Biopharmaceuticals, Inc. in the amount of $154,555 dated January 29, 2005
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10	.1**	Lease and Operation Agreement between Omrix Biopharmaceuticals Ltd. and Magen David Adom in Israel dated July 20, 2000
10	.2**	Addendum to an Agreement between Magen David Adom in Israel and Omrix Biopharmaceuticals, Inc. dated as of December 16, 2004
10	.3**	Agreement between Omrix Biopharmaceuticals Ltd. and Medimop Medical Projects Ltd. dated June 26, 2005

Exhibit index

Exhibit
Number		Exhibit

10	.4**	Development Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated September 22, 2003
10	.5**	Amendment No. 1 to Development Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated July 15, 2004
10	.6**	Distribution and Supply Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated September 22, 2003
10	.7**	Amendment No. 1 to Distribution and Supply Agreement between Omrix Biopharmaceuticals, Inc. and Ethicon, Inc. dated July 15, 2004
10	.8**	Patent and Know-How License Agreement between Omrix Biopharmaceuticals Ltd. and Amersham Biosciences AB dated February 18, 2003
10	.9**	Supply Agreement between Omrix Biopharmaceuticals Ltd. and PlastMed Ltd. dated March 25, 2004
10	.10**	Addendum to Supply Agreement between Omrix Biopharmaceuticals Ltd. and PlastMed Ltd. dated June 30, 2004
10.11		Supply Agreement between Daiichi Pharmaceutical Co., Ltd and Omrix Biopharmaceuticals S.A. dated August 24, 1999
10.12		Planova Sales Agreement between Omrix Biopharmaceuticals Ltd. and Asahi Kasei Pharma Corporation dated March 1, 2004
10.13		Contract for the Supply of Vaccinia Immunoglobulin between Omrix Biopharmaceuticals S.A. and NHS Purchasing and Supply Agency dated December 12, 2005
10.14		Senior Loan and Security Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
10.15		First Amendment to Senior Loan and Security Agreement between Omrix Biopharmaceuticals, Inc. and Hercules Technology Growth Capital, Inc. dated March 31, 2005
10.16		Guaranty between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals, S.A. dated March 31, 2005
10.17		Guaranty between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals Ltd. dated March 31, 2005
10.18		Account Control Agreement between Hercules Technology Growth Capital, Inc. and Omrix Biopharmaceuticals, Inc. dated July 6, 2005
10.19		Form of Indemnification Agreement between Omrix Biopharmaceuticals, Inc. and its directors and officers
10.20		2004 Equity Incentive Plan
10.21		2005 Equity Incentive Plan for Israeli Employees
10.22		2006 Equity Incentive Plan
10.23		Employment Agreement between Omrix Biopharmaceuticals, Inc. and Robert Taub dated March 20, 2006
10.24		Employment Agreement between Omrix Biopharmaceuticals Ltd. and Nissim Mashiach dated September 21, 1997
10.25		Amended and Restated Employment Agreement between Omrix Biopharmaceuticals Ltd. and Michael Burshtine dated January 1, 2006
10.26		Employment Agreement between Omrix Biopharmaceuticals, Inc. and Harold Safferstein dated March 18, 2006

Exhibit index

Exhibit
Number		Exhibit

10.27		Consulting Agreement between Omrix Biopharmaceuticals, Inc. and Philippe Romagnoli dated October 1, 2002
10.28		Consulting Agreement, as amended in September 2004 between Omrix Biopharmaceuticals, Inc. and Philippe Romagnoli dated September 23, 2004
10.29		Director Agreement between Omrix Biopharmaceuticals, Inc. and Fredric Price dated January 13, 2006
10.30		Form of Undertaking to Maintain Confidentiality between Omrix Biopharmaceuticals Ltd. and its employees
10.31		Letter from RCPI Landmark Properties, L.L.C. to Antigenics, Inc. and Omrix Biopharmaceuticals, Inc. re: Consent to Sublease dated February 16, 2006
21.1		List of subsidiaries of Omrix Biopharmaceuticals, Inc.
23	.1†	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global
23	.2†	Consent of Ziv Haft, a BDO member firm
23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1		Power of Attorney (set forth on the signature page to this registration statement)

**	Confidential treatment has been requested with respect to portions of this exhibit.

†	Filed herein.